



Morningstar, Inc.

2012 Annual Report

2012 Overview

Accomplishments

- We simplified and streamlined our operations and products to focus on our core offerings. We divested several small business lines, migrated some products to Morningstar Direct, and discontinued some print and online publications. We're closing our offshore data and development center in New Delhi, India and moving the operations to our facility in Mumbai.
- We made good progress in 2012 toward our goal of transitioning our core research platforms for institutions and advisors to our next-generation software that is more intuitive and easy to use. This will be a multi-year process, but much of the design work is complete, and we've begun development. We plan to roll out the first components of this software with Morningstar Direct, our flagship institutional research platform.
- Our global fund analysts produced qualitative ratings for 3,425 funds, an increase of more than 40% compared with 2011. We launched Analyst Ratings and Global Fund Reports for alternative funds as well as analyst coverage of industry superannuation funds in Australia, ETFs in Hong Kong, and closed-end funds in the UK. Six of our equity research analysts were again named to *The Wall Street Journal*'s Best on the Street list. Our equity and credit analysts launched municipal bond research.
- Our equity and market data is gaining traction. Microsoft selected our investment data for the Bing Finance app on Windows 8.
- The *Financial Analysts Journal* published Morningstar Investment Management's paper, "The Liquidity Style of Mutual Funds," and our researchers wrote a ground-breaking research paper titled "Alpha, Beta, and Now Gamma" that quantifies how much extra retirement income investors can receive by making better financial planning decisions.
- Morningstar Managed Portfolios had a strong year with assets under management rising more than 50% to $4.7 billion.

Challenges

- Firms that offer variable annuities are having tough times, mainly because of record low interest rates and high hedging costs caused by market volatility. As previously announced, our largest client in the Investment Management segment began managing several fund-of-funds portfolios in-house. We recognized $3.8 million in associated revenue in 2012, down from $12.4 million in 2011.
- The investment industry continues to face challenges as assets flow to passive and fixed-income products. Low interest rates and investor uncertainty also continue to put pressure on margins, and our clients remain cautious about spending. Amid this backdrop, we did a good job of controlling costs, particularly in bonuses, travel, hiring, and advertising.
- Individual investors are still careful about their investment research spending. Our U.S. Premium Membership subscriptions were 5% lower this year and Internet advertising revenue fell 4%.

Financial Highlights
(in thousands except per-share amounts)



27.3%
28.8%
26.4%
38.8%
38.1%
15.5%
-4.7%
15.9%
13.7%
4.3%
Revenue
$139,496 $179,658 $227,114 $315,175 $435,107 $502,457 $478,996 $555,351 $631,400 $658,288
28.9%
NMF
162.1%
66.8%
50.9%
18.7%
-10.2%
-2.9%
14.3%
8.9%
Operating Income (Loss)
$(10,754) $17,735 $46,480 $77,527 $117,021 $138,876 $124,673 $121,059 $138,415 $150,668
99.9%
19.1%
63.1%
128.1%
6.6%
1.1%
-11.8%
22.2%
30.4%
-18.1%
Free Cash Flow[1]
$21,098 $25,132 $40,994 $93,523 $99,691 $100,820 $88,884 $108,645 $141,654 $115,957
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Operating Results										
Net income (loss) from continuing operations	$(11,897)	$8,809	$28,882	$50,643	$73,334	$89,629	$82,129	$86,370	$98,357	$102,891
Net income from discontinued operations	—	—	—	—	—	—	—	—	—	5,188
Net income (loss) attributable to Morningstar, inc.	$(11,897)	$8,809	$28,882	$50,643	$73,334	$89,629	$82,129	$86,370	$98,357	$108,079
Diluted income (loss) per share	$(0.31)	$0.21	$0.65	$1.08	$1.52	$1.82	$1.65	$1.70	$1.92	$2.20
Weighted average shares outstanding—diluted	38,382	41,858	44,459	46,723	48,165	49,213	49,793	50,555	50,988	49,148
Cash Flows										
Cash provided by operating activities	$29,705	$32,862	$48,445	$98,245	$111,037	$149,339	$101,256	$123,416	$164,976	$145,996
Capital expenditures	(8,607)	(7,730)	(7,451)	(4,722)	(11,346)	(48,519)	(12,372)	(14,771)	(23,322)	(30,039)
Free cash flow [1]	$21,098	$25,132	$40,994	$93,523	$99,691	$100,820	$88,884	$108,645	$141,654	$115,957
Balance Sheet Data										
Cash, cash equivalents, and investments	$76,158	$95,463	$153,190	$163,751	$258,588	$297,577	$342,553	$365,416	$470,192	$321,418
Working capital	(5,206)	16,902	90,374	70,021	149,490	179,819	236,595	254,556	341,400	217,245
Total assets	180,265	213,361	296,311	441,207	643,652	803,940	919,083	1,086,302	1,172,084	1,041,952
Deferred revenue	55,554	63,363	71,155	100,525	129,302	130,270	127,114	146,267	155,494	146,015
Long-term liabilities	25,486	30,128	12,700	10,952	23,166	39,778	45,792	52,153	44,435	57,692
Total equity	44,821	64,381	167,770	262,792	402,415	530,245	665,789	781,425	857,016	726,895

(1) Free cash flow, which we define as cash provided by operating activities less capital expenditures, is considered a non-GAAP financial measure. This measure is not equivalent to any measure required to be reported under U.S. generally accepted accounting principles (GAAP) and may not be comparable to similarly titled measures reported by other companies.

Dear Morningstar shareholders,

Morningstar's growth was satisfactory but not spectacular in 2012. Revenue increased 4% to $658.3 million, and operating income grew 9% to $150.7 million. We made progress developing our next-generation software, improving our sales organization, and consolidating our products and platforms. These initiatives are key to growing our business. Much of what we're doing is less visible to investors, but it gives me a strong sense of optimism.

Financial Overview

Overall revenue growth was 4% in 2012, while organic growth was 5%. This reflects slight negative currency effects and a few small divestures. Organic growth[1] bottomed out in the third quarter and improved later in the year. Morningstar Direct (our institutional software platform) and Morningstar Data were our key growth drivers, followed by Morningstar Advisor Workstation and Integrated Web Tools. Morningstar.com and our Investment Advisory business posted single-digit year-over-year declines. Morningstar.com had weakness in both Premium Memberships and advertising sales, as many individual investors became more risk-averse and disengaged. Difficult conditions in the variable annuity industry also caused a large client to move several fund-of-funds portfolios in-house in April.

We kept a tight rein on costs, so operating expense grew only 3%. Compensation expense increased slightly, and we had $3.2 million of additional expense from accelerated stock-based compensation for a departing executive. But bonus, travel, advertising, and intangible amortization costs were all lower compared with 2011. Our operating margin was up slightly to 23%. Free cash flow[2] was down about 18%

[1]Organic revenue growth is considered a non-GAAP financial measure. Please refer to page 66 for a reconciliation to consolidated revenue.
[2]Free cash flow is also considered a non-GAAP financial measure. Please refer to page 1 for a reconciliation to cash provided by operating activities.

Revenue increased 4% in 2012, and operating income improved 9% as we kept a tight rein on costs.


+4.3%
+8.9%
–18.1%
$631.4
$658.3
$138.4
$150.7
$141.7
$116.0
($mil)
11
12
11
12
11
12
Revenue
Operating Income
Free Cash Flow

to $116.0 million—partly because we increased capital expenditures by 29% to $30.0 million. That money went for computer hardware and software, internally developed capitalized software, and expanded office space in Chicago. U.S. revenue grew 5% in 2012, and revenue outside the United States rose a slightly smaller 4% (mainly reflecting currency movements). Most of our non-U.S. businesses had solid results, with the exception of Australia. Australia has a larger portion of business from advertising—a weak spot. We also sold our magazine business there. International revenue remains about 30% of our total.

Morningstar is a terrific business that requires little capital. Because we didn't make any acquisitions last year, we were able to pay out all of our earnings—and then some. We paid $25.5 million in dividends and repurchased $251.8 million of common stock. We paid five dividends in 2012, as we advanced our January payment to December given the pending rise in tax rates. If you think of the buyback as an in-kind dividend, we paid $277.3 million in total dividends last year or a "yield" of about 9% on our year-end stock price.

We continue to favor buybacks over dividends, assuming we can acquire shares for less than our estimate of fair value. We like buybacks because they offer shareholders a choice of when to realize their gains. Our board approved a 25% increase in the dividend rate to 12.5 cents quarterly and increased our buyback authorization by $200 million.

Morningstar's balance sheet remains strong. We ended the year with $321.4 million in cash and investments, which offers ample flexibility to pursue new opportunities.

We paid $25.5 million in dividends and repurchased $251.8 million of common stock in 2012.


$277.3
$251.8 stock repurchases
$50.7
$40.7
$10.0
$25.5 dividends paid
11
12
Cash Returned to
Shareholders ($mil)

Market Environment

It's no secret that 2012 was a challenging year. In addition to a lackluster global economy, the investment industry has been hurt by low interest rates, client risk aversion, and increased regulation. And, for many firms, the popularity of passive products and alternative investments is a major challenge.

This often leads to lower revenue expectations and higher expenses, so asset managers and brokerage firms tighten their belts. For us, this means longer sales cycles and smaller price increases. It's also tough to get clients to try new providers.

By another measure, 2012 was a good year. The Morningstar U.S. Market Index was up 16%, and the Morningstar Global Markets ex-U.S. Index rose 18%. Nevertheless, despite better prospects for equities, investors pulled about $100 billion out of equity funds and poured more than $300 billion into fixed-income funds. At some point interest rates are sure to rise, and there will be losses on these bond holdings—a scenario that's not likely to end well.

Investors also continue to favor passively managed index funds rather than actively managed portfolios. Passive vehicles (both mutual funds and ETFs) had more than $260 billion in net inflows last year, compared with about $190 billion for active products.

We can still grow in this environment, but it requires more effort and tighter focus.

We're focusing on three key objectives.



Develop the next-generation software for our investment research platforms



Deliver the most effective investment data, research, and ratings



Be a world-class investment management organization based on our proprietary research

Strategy and Key Objectives

We worked last year to focus our growth strategies. We want to leverage our strengths and focus on the customer segments where we can deliver the most value. Our core client segments are Advisors, Asset Management, Retirement, and Individual Investors.

For several years, we've talked about five strategic objectives: improving our three platforms (Direct, Morningstar Advisor Workstation, and Morningstar.com); creating a premier global database; building thought leadership; becoming a global leader in funds of funds; and expanding internationally. Now, we've simplified our goals. Creating a global database and expanding internationally underpin everything we do. So we're focusing on these three objectives:

- Develop the next-generation software for our investment research platforms, with an elegant and intuitive user experience for our customers;
- Deliver the most effective investment data, research, and ratings to help investors reach their financial goals; and
- Be a world-class investment management organization based on our proprietary research.

Widening the Moat

Our stock analysts evaluate each company's economic "moat"—another term for sustainable competitive advantage. Just as we favor companies with wide moats, we try to build Morningstar's moat. We invest to strengthen the three sources of our moat:

We invest in capabilities and assets to strengthen Morningstar's "moat"—or sustainable competitive advantage.

1. Our brand is our largest asset and is based on a reputation for trustworthy and reliable independent investment research built over 29 years. Although it's an intangible asset, it's a very valuable one.
2. Our software, data, and design are popular with clients who come to depend on our unique interfaces and proprietary data sets. There are switching costs to remove our solutions once they're embedded across an enterprise.
3. Our products for individuals, advisors, and institutions have network effects that tie all customers together and create more value. For example, because our research and ratings are popular with individuals, institutions gain more value from our tools. With all three audiences embracing our work, we can leverage our research investment and deliver higher-quality solutions for everyone.

Segment Review: Investment Information

Our Investment Information segment was the stronger of our two segments in 2012. Revenue rose 6%, and operating income increased by 15%. I'll discuss highlights from our data, software, and research product lines below.

Data

We compile investment data that is the foundation of our software products. We track more than 400,000 securities with deep fundamental histories, plus an additional 9 million securities where we have real-time prices. Although we are best-known for our mutual fund data, we also have in-depth data on ETFs, closed-end funds, variable annuities, separate accounts, global equities, management and director

Investment Information was the stronger of our two segments in 2012.


80.5%
+5.8%
+14.6%
$500.9
$530.0
$131.5
$150.7
($mil)
11
12
11
12
Share of Consolidated Revenue
Revenue
Operating Income

biographies, insurance-based products, commercial mortgage-backed securities (CMBS), and 529 college savings plans. This lets us do comprehensive portfolio analysis. We're also increasing our third-party content to give our clients access to a wider range of data.

Morningstar Data is our largest product and was the second-largest contributor to revenue growth in 2012. Our equity, fund, and real-time data product lines have renewal rates of about 95%. Our net-promoter scores (a measure of customer satisfaction) are near world-class levels and trending upward.

We also benefit from the trend toward increasing regulation. In Europe, for example, new rules require insurance companies to meet enhanced levels of transparency, capital, and risk assessment for investment holdings. We developed a solution that helps our customers comply. A new U.S. regulation calls for increased transparency of 401(k) plans, and we have a data feed solution that provides the necessary disclosure.

In 2012, we also made progress expanding our fundamental equity and market data businesses. We now cover 32,500 global equities with comprehensive fundamental histories. We had a number of key client wins. Microsoft, for example, is using our fundamental equity and real-time pricing data in 35 markets for the Bing Finance app on Windows 8. A large online broker in Canada just signed on as well. If your firm needs fundamental equity or real-time data, let us know. We have a great product, and we can probably save you money.

We've expanded the range of data we cover and now track more than 400,000 investment offerings, plus an additional 9 million securities with real-time prices.

We're making good progress building our earnings estimates database. We now have about 190 firms contributing estimates on 19,500 companies. As part of this initiative, we purchased a 34% stake in Inquiry Financial, a European firm that acquires estimates directly from sell-side analysts. These reports are highly detailed and add significantly to our coverage.

We also offer extensive commodity data, and our renewal rate is a solid 90%. Our reputation in commodity data is growing. We ranked first in the data management category in *Energy Risk* magazine's annual software survey. In 2012, we also expanded our real-time software to create Morningstar Markets Commodity Edition. This brings a new capability to our commodity clients and provides a more comprehensive solution that includes real-time prices.

Our Index business had a banner year. Sixteen new funds that are benchmarked to our indexes began trading. In addition, three of the top 20 ETFs with the largest inflows during the year are benchmarked to our indexes. Assets linked to our indexes rose about 76% from 2011 to 2012.

While we have indexes for all the beta categories (equities, fixed-income, commodities), we are nicely positioned in the "smart beta" market. We use our proprietary research to enhance passive indexing by giving it a semi-active component. An example: Our High Dividend index looks for companies with high dividends and also uses our Economic Moat rating to find companies where the dividend is more likely to be sustained and growing.

Morningstar Direct was a star performer in our software business again in 2012.



7,435
6,144
4,773
3,524
2,961
Non-U.S.
U.S.
08
09
10
11
12

Direct Licenses		08	09	10	11	**12**
	U.S.	1,892	2,175	2,789	3,523	**4,208**
	Non-U.S.	1,069	1,349	1,984	2,621	**3,227**

We took steps toward closing our data center in New Delhi and consolidating our India operations in Mumbai. It's more efficient to have one larger center and also creates more opportunities for our employees. This was a difficult decision. We were pleased with the quality of work in Delhi, and many people are relocating. I want to thank everyone in India for their dedication.

Our goal is to deliver the highest-quality data in the marketplace and to be the provider of choice for investment data. We continue to work to consolidate and simplify data platforms to help drive quality higher. We also plan to continue to expand our databases, especially in newer areas such as equities and derivatives.

Software

Our software business creates world-class applications that help investors make better investment decisions and manage workflow.

On the institutional side, Morningstar Direct was a star performer again. Global revenue for Direct was up 26%. We added about 1,300 seats and ended the year with 7,435 users. Nearly half the growth was from outside the United States. We added nearly 500 new clients and now have 2,200 firms using Direct. We continue to believe Morningstar Direct has a bright future, and it remains a core part of our growth strategy.

We enhanced Morningstar Direct's functionality in 2012, focusing on portfolio analysis tools. We added, for example, the ability to download nightly portfolios and perform attribution analysis. This gets Direct more

We have one of the largest footprints in the industry with Morningstar Advisor Workstation, our flagship offering for financial advisors.

ingrained into our clients' daily workflows. We also improved Presentation Studio, which lets users customize and publish their output. This feature is particularly popular and often helps us displace competitors.

We position Morningstar Direct as an investment firm's primary research platform. This can help clients save money by using fewer providers—a benefit that led to a number of key deals in 2012.

Morningstar Advisor Workstation is our flagship offering for financial advisors. There are now more than 153,000 users—one of the largest footprints in the industry. We made progress last year migrating users to our 2.0 platform, which is a more robust version with better navigation. It's also an important aspect of our consolidation and simplification efforts.

Morningstar Office, a complete solution for smaller advisors, is a key part of our Advisor Workstation line. It rose 20% to 3,800 users last year. We sell Office for about $6,000 per user, and it's a great value. Advisors get everything they need to run a practice—including asset allocation tools, a complete research database, and even portfolio accounting. We have a terrific sales team that calls on advisors, which helps us understand their needs.

We added more than 100 contracts last year for our Morningstar Back Office Services. We perform account aggregation and portfolio reconciliation for advisors and maintain interfaces for the most popular custodians. This saves advisors time and money, which in turn aligns them more closely with Morningstar and our software.

While our key platforms for advisors and institutions did well in 2012, Morningstar.com revenue was down as individual investors remained on the sidelines.


+8.2%
+26.1%
–4.8%
$77.9
$84.3
$52.5
$66.2
$56.4
$53.7
($mil)
11
12
11
12
11
12
Product Revenue
Morningstar Advisor Workstation
Morningstar Direct
Morningstar.com

Morningstar.com (or one of our localized websites in 40 countries) is our flagship offering for individual investors. Our business comes about 60% from Premium subscriptions and 40% from advertising. Revenue for both areas was down about 5% for the year. The number of Premium subscribers declined modestly to 124,000. Our cancellation rate improved to its lowest rate in four years. However, circulation was down 5% year over year because of fewer unique users and trial subscriptions.

Traffic declined across most of the major financial websites last year. The Google Investing Index (which measures web searches on investing terms) was down about 15% on average. Volatile returns and uncertainty about the economy and the election kept investors on the sidelines. Meanwhile, the popularity of passive and fixed-income investments means less interest in research on stocks and actively managed funds.

Nevertheless, our site continues to garner positive reviews. We received a Best of Net award from the American Association of Individual Investors.

We're working on an iPad application that will be a companion product to Morningstar.com. We plan to release it in 2013. Last year, we introduced an iPad version of our popular *Morningstar StockInvestor* newsletter. It's had a large number of downloads and received terrific user reviews.

We're also working on an initiative that will eventually affect all of our software offerings—building next-generation software for our investment research platforms. We want to take our products to a higher

We have one of the largest independent analyst staffs in the world producing coverage on many types of investment offerings.

265 Fund, Equity, and Credit Analysts covering	**3,400** Funds (Global Fund Reports and Morningstar Analyst Ratings)	**1,700** Companies	**700** Corporate credit issuers	**100** Municipal bond obligors	**6,500** Commercial mortgage-backed securities

design standard that's more intuitive, elegant, and easy to use. It will also be completely cloud-based. Our internal working versions are impressive. We'll introduce this software as part of Morningstar Direct in 2013. Our plan is to roll out three modules at first: manager research, equities, and real-time market data. Over time, we'd like as many of our products as possible to use this single platform.

Research

We have more than 265 fund, equity, and credit analysts at Morningstar—one of the largest independent analyst staffs in the world. Their mandate is to create insightful research that leads to better investor outcomes—and to do so in clear, unambiguous language. We're not afraid to point out deficiencies in investment offerings. That has created an unusual degree of credibility and trust in our research, which enhances our brand and reputation.

We continued expanding our new Analyst Ratings for funds, which we launched in the fall of 2011. Our popular Morningstar Ratings for funds are backward-looking, quantitative evaluations of a fund's performance, risk, and cost. The new Analyst Ratings are qualitative and meant to identify funds that have a higher likelihood of outperforming their peers on a risk-adjusted basis over a complete market cycle. These ratings stem from a rigorous analytical framework that is based on five Pillars: people, parent, process, performance, and price. Our global fund analysts produced qualitative ratings for 3,425 funds as of year-end 2012, an increase of more than 40% from 2011. In addition, we launched Analyst Ratings and Global Fund Reports for alternative funds as well as analyst coverage of industry superannuation funds in Australia, ETFs in Hong Kong, and closed-end funds in the UK.

Six Morningstar equity research analysts were named in the *The Wall Street Journal's* annual "Best on the Street" survey.

We have 120 equity and credit analysts at Morningstar who cover 1,700 companies around the world. Last year we rolled out quantitative ratings on approximately 25,000 global companies to complement our qualitative coverage. This quantitative approach is driven by statistical analysis of our proprietary metrics, including fair value estimates, moat ratings, and uncertainty ratings. These quantitative methods allow us to extend our ratings beyond the universe of companies our analysts normally cover.

For the second year in a row, six Morningstar equity analysts were named to *The Wall Street Journal's* annual "Best on the Street" list. Two of our analysts ranked #1, one ranked #2, and three ranked #3 in their respective industries. Recognition like this demonstrates the high quality of our work. We believe we have a compelling philosophy that we can apply consistently across a broad universe of stocks. There's nothing like it in the marketplace, and we continue to find new applications—such as creating new indexes for ETF construction.

We also have credit research on about 700 corporate credit issuers, which builds on the work of our equity analysts. Last year we launched research on 100 municipal obligors and reports for approximately 1 million municipal bonds. Our coverage focuses on large issuers among states, local governments, and enterprise-like entities such as water, sewer and power authorities, airports, and higher education. The muni market is large and opaque, and we want to bring more transparency. Individuals own roughly two-thirds of all municipal securities, and they often lack good research tools. We hope our work can help them.

Our new research on Gamma quantifies the value of financial planning in improving retirement income.


Gamma
Asset Location and Withdrawal Sourcing
Liability Relative Optimization
Dynamic Withdrawal Strategy
Annuity Allocation
Total Wealth Asset Allocation

On the structured credit side, the commercial mortgage-backed securities (CMBS) market rebounded in 2012. New issues rose to $65 billion, up from $46 billion in 2011. Some estimates are for more than $100 billion in issuance this year. This is impressive growth, though well below the more than $200 billion issued in 2007.

Our CMBS business grew modestly. One reason is that market issuers often favor securities with ratings from agencies that qualify as ERISA-eligible under Department of Labor rules. We expect to gain that approval in 2013, which should give us a boost.

We have a terrific team of CMBS analysts. Most of our revenue comes from a surveillance product that evaluates CMBS securities, and we have a loyal and enthusiastic subscriber base. This creates pull-demand for our new-issue ratings. We also continued developing our models for residential mortgage-backed securities (RMBS) surveillance. This should help investors make smarter decisions about their RMBS holdings. That market is roughly twice the size of the CMBS market, so we have a large opportunity. As with CMBS, we think we have a better methodology, and our CMBS credibility should help our RMBS product get off to a good start.

On the research front, one of the most interesting papers we published last year was an effort to quantify the value of financial planning. We call this Gamma, the third letter of the Greek alphabet. Investors work hard on Alpha (finding the best managers) and Beta (asset allocation). We also believe that Gamma

Our Investment Management segment had a mixed year in 2012.



19.5%
Share of Consolidated Revenue
−1.7%
$130.5
$128.3
11
12
Revenue
−12.2%
$69.6
$61.1
11
12
Operating Income
($mil)

(financial planning) can produce significant benefits. Our work shows that good financial planning can be worth an additional 1.82% per year, or 28% more in annual retirement income. These gains are possible because of optimal asset allocation based on total wealth; dynamic withdrawal strategies; better product allocations; tax-efficient allocation and drawdown; and liability-driven investing.

We think this research will help financial advisors increase the benefits they provide to their clients. We've already incorporated this research into our Retirement Manager software. David Blanchett, head of retirement research for our Investment Management segment, wrote this important paper along with Paul Kaplan, our director of quantitative research for Morningstar Canada.

Paul's book *Frontiers of Modern Asset Allocation* was also published last year. He has long been the go-to person at Morningstar for rigorous quantitative research, and we're fortunate to be able to tap his expertise.

Segment Review: Investment Management

We're one of the largest investment management organizations focusing on multimanager portfolios, and we manage or advise on $150 billion of client assets. These are typically in portfolios made up of managed products—mutual funds, variable annuity subaccounts, or separate accounts. We conduct the asset allocation and select the managers. As the investment world continues to move to managed solutions, we feel we are well-positioned.

Our Investment Advisory assets were down 31% in 2012 because of tough times in the variable annuity industry, but other areas of the business did well.



-31.4%
+26.2%
+51.6%
+13.8%
$137.5
$94.3
$37.4
$47.2
$3.1
$4.7
$2.9
$3.3
($bil)
11
12
Assets Under Management/Advisement
Investment Advisory Services
Retirement Solutions
Morningstar Managed Portfolios
Ibbotson Australia

The Investment Management segment had a mixed year. Revenue was down 2% to $128.3 million, and operating income fell 12% to $61.1 million. As I mentioned earlier, one of our large clients began managing several fund-of-funds portfolios in-house in April 2012, and another client changed the scope of services we provide. I explained last year how record-low interest rates are hurting this industry, which promised minimum future payments to customers. As a result, many companies have stopped selling variable annuities—and are aggressively working to reduce expenses. One option is to bring investment management in-house or reduce the scope of services, which directly affects us.

That's the bad news. The good news is that everything else in this segment did well. Morningstar Managed Portfolios was a strong contributor to revenue growth and finished the year with $4.7 billion in assets. More than half of our portfolios exceeded their benchmarks, and we had strong inflows throughout the year. We have traditionally distributed Managed Portfolios through our own platform. In 2012, we unbundled the service and made it available via third parties. This opened up significant opportunities.

The retirement business was also a bright spot. Our managed retirement account service grew 26% to $25.1 billion in assets, with more than 756,000 client accounts. According to *PLANSPONSOR* magazine, we have the largest percentage of retirement plan providers offering managed accounts—a 40% market share (the next largest is 12.5%). However, our average account balance is relatively low. We want to boost both the number of plan providers who offer our managed accounts and the adoption rate among plan participants.

All of our businesses operate with a global mandate, and we planted seeds in a few emerging markets in 2012.

We also are a leader in the custom target-date fund business. Increasingly, retirement plan sponsors realize that a "one size fits all" target-date fund isn't the optimal solution. They prefer to customize based on plan demographics and other characteristics, and we can help. We already work for several Dow 30 companies and last year added a top-three automaker.

We pioneered the plan sponsor advice business nearly a decade ago. This service provides custom 401(k) lineups for companies and is typically sold by recordkeepers. Last year, we expanded our relationship with a large recordkeeper so other firms using its services can have access to our plan sponsor advice.

Another initiative in 2012 was creating a holistic investment advisory platform that combines retirement managed accounts with traditional taxable managed accounts. This helps an advisor to see a client's entire holdings. It also allows a more seamless rollover of assets from retirement plans into taxable accounts at retirement. Our first client is a large broker-dealer, and we've made solid progress building the platform.

New Markets

All of our business areas operate with a global mandate. Still, we work to plant seeds in emerging markets. Here are some things we did last year: (1) created a fund database and launched a website in Brazil; (2) announced the opening of our office in Dubai and began working with several clients; (3) signed our first contract in Russia for ETF data; and (4) introduced a new website and Morningstar Ratings for funds in Mexico. A simple philosophy of following investor assets guides our international expansion.

Each share of Morningstar now has a 9% greater interest in the company than it did at the beginning of 2012.

50.1	Shares outstanding as of 1 January 2012 (mil)
(4.3)	Share repurchases during 2012
0.7	Net share issuance
46.5	Shares outstanding as of 31 December 2012 (mil)

Acquisitions and Divestitures

I mentioned earlier that we used $251.8 million to buy back 9% of Morningstar's outstanding shares during 2012—the largest "acquisition" we've made in our history. It's certainly a business we know well, and we have confidence in its future. While the price might not qualify as a Graham-and-Dodd bargain, it was below our internal estimate of Morningstar's fair value. It's also accretive to earnings, although that's a low hurdle these days with interest rates near zero.

We started the year with 50.1 million shares, and we repurchased 4.3 million. We also issued 0.7 million shares to fund employee incentive plans. So there were 46.5 million shares outstanding at year-end. Each share of Morningstar now has a 9% greater interest in the company than it did at the beginning of the 2012. As a shareholder myself, I think it's a good use of our capital. Shareholders can choose when to sell, and over time the market should recognize the greater value of each share.

During the year, we completed three small divestitures to sharpen our focus:

1. We sold our Australian financial trade publications and events business to Sterling Publishing. These came with our Aspect Huntley acquisition, where the objective was to acquire an equity database for Australia and New Zealand.
2. We sold Investor Relations Services (formerly Hemscott IR) to Investis. This business develops custom IR websites and came from our Hemscott acquisition. As with Aspect Huntley, our objective was to acquire an equity database.

We completed three small divestitures in 2012 to sharpen our focus.

3 We transferred the Footnoted business back to its founder as part of our efforts to simplify and streamline our product offerings.

These businesses had about $6 million in combined revenue. They wouldn't be areas of focus or growth engines for us and are a better fit with their current owners. We enjoyed working with these firms and wish them continued success.

Key Initiatives for 2013

This year, our efforts have three major themes.

Growth through Focus

I believe we can grow faster by focusing more effectively. You've probably noticed that we haven't made any acquisitions the last two years. In contrast, as summarized above, we divested several smaller businesses. We plan to continue streamlining and rationalizing, which makes it easier for clients to understand our offerings and lowers our costs for production and client support. Our goal is to have fewer, better products. As I mentioned, we also plan to migrate our core research products to our next-generation software architecture, beginning with new modules for Morningstar Direct.

Build for Scale / Invest in the Future

I believe Morningstar can be a much larger company than it is today. To that end, we are investing aggressively to support future growth. We're installing one customer relationship management (CRM)

Our 2013 initiatives have three major themes.

Adopt a Customer-Centric Approach
- Be more consultative and solutions-focused
- Organize sales and capabilities to exceed client expectations

Growth through Focus
- Migrate to common software architecture
- Streamline and rationalize
- Focus on core platforms

Build for Scale / Invest in the Future
- Strengthen infrastructure
- Re-architect databases
- Upgrade processes
- Leadership development

system globally, new human resources software, and a new version of our financial software. We are also re-architecting our investment databases to combine them all in one "golden copy." This is a large multi-year effort, and it should pay meaningful dividends.

We're also consolidating technology platforms and investing in disaster recovery and product stability. We're working on SOC 2 (Service Organization Controls) compliance. SOC 2 is an updated auditing standard for security, reliability, and privacy—which gives our clients added comfort. None of this is glamorous work, but it's critical to scaling our business.

We are proud to have been named to several "best places to work" lists. This comes from a sustained effort to make Morningstar a great employer. We continually evaluate our work environment—pay, training, orientation, reward systems, and much more. We also survey employees regularly and measure ourselves against the leaders in all industries.

Adopt a Customer-Centric Approach

We want our customers to fall in love with us. The goal is to become the provider of choice wherever we compete. That means simplifying offerings, organizing along customer segments, and presenting compelling solutions. All this leads to long-term relationships with clients. It also means being flexible. But it doesn't mean doing everything clients want or lowering prices. We need to stay on strategy and receive fair value for our work.

We're moving from product-focused sales teams to a more global sales structure based on customer segments.

We hope to be the first call when a client has a new opportunity. This approach resonates very well. Clients appreciate a provider who can adapt to their needs, schedules, and priorities. We want to provide the highest level of customer support and engagement. While this may seem like a soft issue, it is critical for our clients, and I'm sure it will create long-term value for Morningstar.

Organizational Structure

As part of our efforts to become more client-focused, we spent time last year reviewing our organizational structure. As a result, we decided to move from product-focused sales teams to a more global sales structure based on customer segments. We think this will help us bring more relevant solutions to our clients and understand their businesses better. We hired Jim Tanner as global head of business development and sales in January 2013. Jim founded Wall Street on Demand, a successful company that was acquired by UK-based Markit two years ago. We've long admired Jim's customer-centric approach, and his appointment adds firepower to our already-strong sales management team.

During 2013, we'll be making some other organizational changes to support our client-centric sales structure:

- We're creating a new area called Client Solutions, led by Kunal Kapoor (who formerly ran our Data division). This group will combine responsibilities that were previously located elsewhere. The goal is to build deep client segment expertise and lead our efforts to bundle individual products into solutions for investors and clients all over the world.

Our new business groups will support our efforts to become more client-focused.

Sales	Solutions	Products & Services		Content
Jim Tanner	**Kunal Kapoor**	**Chris Boruff**	**Tom Idzorek**	**Don Phillips**
Business Development & Sales	Client Solutions	Products	Investment Management	Research

- We're creating a Products group, the new home of manufacturing and software innovation at Morningstar. Chris Boruff (who formerly led our Software division) heads this group, which includes our global product management, product development, and service teams. Pulling these resources together will help us rationalize and focus our efforts—leading to better products for our clients.
- Tom Idzorek, who took over as head of our Investment Management division in May 2012, will remain head of this area under our new structure. Tom was formerly our global Chief Investment Officer. He has a keen intellect and deep understanding of investment research.
- Finally, we're combining our data operations and research groups. This change combines our qualitative and quantitative teams, and we think everyone wins. Our data experts can better inform our analysts, and analysts can use their industry knowledge to develop better data points. Don Phillips heads the combined Research group.

We had a few other management changes during 2012. Liz Kirscher, former head of our Data division, stepped down in mid-year after building a world-class data operation at Morningstar. Peng Chen, former head of our Investment Management division, left Morningstar in May to spend more time with his family in Asia and pursue another opportunity. We thank Liz and Peng for all their efforts, and were sorry to see them leave. We also named Cathy Odelbo our first-ever head of corporate strategy and partnerships. With global operations and 3,500 people, this has become a big job. I'm happy to have someone with Cathy's expertise and energy on the case. Cathy was formerly head of equity and credit research, which is now part of Don's group.

Our annual shareholders' meeting is scheduled for Tuesday, May 14 at 9 a.m. in Chicago.

Finally, our CFO Scott Cooley has announced that he will step down this year. After 17 years at Morningstar, Scott wants to pursue an academic career. He did an outstanding job as CFO, and we'll miss him immensely. We are recruiting for Scott's replacement, and Scott will stay on to ensure a smooth transition.

Shareholder Meeting

We will hold our annual shareholders' meeting on Tuesday, May 14 at 9 a.m. in our Chicago offices. It's a good chance to hear from us in person and to ask questions—no holds barred. The meeting usually lasts three hours, and we work hard to make it informative. We hope you can attend.

Sincerely,



Joe Mansueto
Chairman and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the Fiscal Year Ended December 31, 2012
or

☐ **Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

For the transition period from to
Commission File Number: 000-51280

MORNINGSTAR, INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Illinois (State or Other Jurisdiction of Incorporation or Organization)	**22 West Washington Street** **Chicago, Illinois** **60602** (Address of Principal Executive Offices)	**36-3297908** (I.R.S. Employer Identification Number)
Title of Each Class Common stock, no par value	**312-696-6000** (Registrant's Telephone Number, Including Area Code)	**Name of Each Exchange on Which Registered** The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(b) of the Act:

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of shares of common stock held by non-affiliates of the Registrant as of June 30, 2012 was $1,329,810,256. As of February 22, 2013, there were 46,424,454 shares of the Registrant's common stock, no par value, outstanding.

Documents Incorporated by Reference

Certain parts of the Registrant's Definitive Proxy Statement for the 2013 Annual Meeting of Shareholders are incorporated into Part III of this Form 10-K.

Table of Contents

Item 1. Business

Morningstar is a leading provider of independent investment research to investors around the world. Our mission is to create great products that help investors reach their financial goals. We offer an extensive line of data, software, and research products for individual investors, financial advisors, and institutional clients through our Investment Information segment. We also provide asset management services for advisors, institutions, and retirement plan participants through our Investment Management segment. In addition to our U.S.-based products and services, we offer local versions of our products designed for investors in Asia, Australia, Canada, Europe, Latin America, and South Africa. Morningstar serves approximately 8.9 million individual investors, 260,000 financial advisors, and 5,100 institutional clients. We have operations in 27 countries.

We maintain a series of comprehensive databases on many types of investments, focusing on investment vehicles that are widely used by investors globally. After building these databases, we add value and insight to the data by applying our core skills of research, technology, and design. As of December 31, 2012, we provided extensive data on approximately 416,000 investments, including:

- 23,500 mutual fund share classes in the United States;
- 119,500 mutual funds and similar vehicles in international markets;
- 10,000 exchange-traded funds (ETFs);
- 3,700 closed-end funds;
- 32,500 stocks;
- 7,000 hedge funds;
- 9,200 separate accounts and collective investment trusts;
- 111,000 variable annuity/life subaccounts and policies;
- 60,500 insurance, pension, and life funds;
- 14,000 unit investment trusts; and
- 4,500 state-sponsored college savings plan portfolios (commonly known as Section 529 College Savings Plans).

Our investment database also includes:

- 86 years of capital markets data capturing performance of several major asset classes;
- extensive cash flow, ownership, and biographical data on directors and officers;
- security-level identification information;
- regulatory documents, disclosure filings, and conference-call transcripts;
- real-time market data on more than 9 million exchange-traded equities, derivatives, commodities, futures, foreign exchanges, precious metals, news, company fundamentals, and analytics; and
- real-time price quotes for global foreign currencies.

Our business model is based on leveraging our investments in these databases by selling a wide variety of products and services to individual investors, financial advisors, and institutions around the world.

Our data and proprietary analytical tools such as the Morningstar Rating for mutual funds, which rates past performance based on risk- and cost-adjusted returns, and the Morningstar Style Box, which provides a visual summary of a mutual fund's underlying investment style, have become important tools that millions of investors and advisors use in making investment decisions. We've created other tools, such as the Ownership Zone, Sector Delta, and Market Barometer, which allow investors to see how different investments work together to form a portfolio and to track its progress. Our popular Portfolio X-Ray tool helps investors reduce risk and understand the key characteristics of their portfolios based on nine different factors.

Since 1998, we've expanded our research efforts on individual stocks and have worked to popularize the concepts of economic moat, a measure of competitive advantage originally developed by Warren Buffett; and margin of safety, which reflects the size of the discount in a stock's price relative to its estimated value. The Morningstar Rating for stocks is based on the stock's current price relative to our analyst-generated fair value estimates, as well as the company's level of business risk and economic moat.

The Morningstar Rating



We provide Morningstar Ratings on mutual funds, stocks, separate accounts, hedge funds, exchange-traded funds, and closed-end funds, as well as variable annuity/life portfolios and subaccounts. For managed investment products, the Morningstar Rating brings performance and risk together into one evaluation, with the top 10% of rated offerings receiving five stars and the bottom 10% receiving one star. The Morningstar Rating for stocks is based on the difference between a stock's current market price and our analyst-generated fair value estimate. It also incorporates our analysts' assessment of the company's level of business risk and economic moat, or competitive advantage.

The Morningstar Analyst Rating


Gold
Silver
Bronze
Neutral
Negative

In 2011, we introduced our forward-looking Morningstar Analyst Rating for funds, a global, qualitative measure based on our analyst research. Our analysts assign the ratings on a five-tier scale with ratings of Gold, Silver, Bronze, Neutral, and Negative. In December 2009, we launched a Morningstar corporate credit rating, which measures the ability of a firm to satisfy its debt and debt-like obligations. For the corporate credit rating, we issue an overall rating ranging from AAA to D as well as scores for the factors underlying the rating. We began publishing research on municipal bonds in 2012. Through our Morningstar Credit Ratings, LLC subsidiary, we also offer research and ratings on commercial mortgage-backed securities.

The Morningstar Style Box


Value
Blend
Growth
Large
Mid
Small

We provide three levels of detail for the Morningstar Style Box: a basic grid illustrating the overall style of a stock or fund, a basic Ownership Zone illustrating the area of the Style Box in which most of the fund's holdings tend to fall, and a detailed Ownership Zone that plots precisely where the fund's holdings fall within the Style Box. For the hypothetical mutual fund shown here, the first illustration shows that the fund's overall style emphasizes large-capitalization stocks with a blend of value and growth characteristics. The second illustration shows that most of the fund's investments fall into the large-capitalization range and that the fund puts slightly more emphasis on growth stocks than value-oriented stocks.

The third illustration shows the complete distribution of the fund's holdings. Because some individual holdings have extremely large market capitalizations, they land outside the traditional Style Box range.

We offer a variety of qualitative measures such as Stewardship Grades, which help investors identify companies and fund firms that have demonstrated a high level of commitment to shareholders and stewardship of investors' capital. We introduced a new global Stewardship Rating for stocks in 2012 that places more emphasis on management decisions that directly improve returns on invested capital and shareholder investment. In 2011, we introduced our forward-looking Morningstar Analyst Rating for funds, a global, qualitative measure based on our analyst research. We also offer qualitative research and ratings on alternative funds, exchange-traded funds, closed-end funds, 529 plans, target-date funds, and stocks.

In 2009, we began publishing credit ratings and associated research on corporate debt issuers. We currently provide ratings on about 700 issuers and also provide research and ratings on commercial mortgage-backed securities. We began publishing analyst research on municipal bonds in 2012. Our fundamental municipal research is designed to assess relative credit quality and fiscal distress using a proprietary, analyst-driven methodology.

We've also developed in-depth advice on security selection and portfolio construction to meet the needs of investors and professionals looking for integrated portfolio solutions. We believe many investors rely on these tools because they offer a useful framework for comparing potential investments and making decisions. Our independence and our history of innovation make us a trusted resource for investors.

Strategy and Key Objectives

Our strategy is to leverage our unique core capabilities and focus on the customer segments where we have the greatest opportunities to deliver value. For investors and professionals who make their own decisions, Morningstar has the transparent, credible analytical frameworks, powered by Morningstar research, high-quality data, and data visualization that lead to better decisions and better outcomes for investors. For investors and professionals who prefer to outsource the decision-making, Morningstar offers a seasoned team of investment professionals with expertise in asset allocation, manager research, due diligence, and portfolio construction, underpinned by award-winning, independent methodologies and analytical constructs that help clients expand their customer base and mitigate risk.

In 2012, we streamlined and clarified our growth strategies. Instead of five strategic objectives, we're now focusing on three. We no longer separately break out two objectives we formerly identified—create a premier global investment database and expand internationally—because they underpin everything we do, and we now consider them part of our other three objectives.

Morningstar's Key Objectives



Develop the next-generation software for our investment research platforms



Deliver the most effective investment data, research, and ratings



Be a world-class investment management organization based on our proprietary research

1. Develop the next-generation software for our investment research platforms, which will offer the most elegant and intuitive user experience for our customers.

We believe that individual investors, financial advisors, and institutional clients increasingly want integrated solutions as opposed to using different research tools for different parts of their portfolios. To help meet this need, our strategy has been to focus our product offerings on our three major platforms:

- Morningstar.com for individual investors;
- Morningstar Advisor Workstation (including Morningstar Office) for financial advisors; and
- Morningstar Direct for institutional professionals.

These products all include integrated research and portfolio tools, allowing investors to use our proprietary information and analysis across multiple security types. With each platform, we believe we can continue to expand our reach with our current audiences, as well as extending our reach to new market segments.

We're now building the next-generation software architecture that will eventually underlie all of our investment research platforms. The new software architecture uses an "app-based" design and takes our software to a much higher design standard that's more intuitive, elegant, and easy-to-use. It also has several technological advantages, including a more streamlined design and development process for commonly used Morningstar capabilities such as portfolio management tools, faster speed to market with new capabilities, and a more consistent user experience across Morningstar's platforms.

Our next-generation software works with the touch interfaces commonly used in mobile devices and will eventually eliminate the need for desktop installations, making it easier for our customers to access our software from any device with an Internet connection. We're also significantly improving our charting and graphing capabilities, as well as more deeply integrating charts and graphics with editorial content to provide a new level of context and understanding.

We plan to introduce this new architecture as part of Morningstar Direct in 2013, beginning with new modules for mutual funds, stocks, and real-time market data. Over time, we'd like all of our software solutions to use this single technology architecture. By moving all of our core research products to a common software architecture, we'll be able to leverage our development resources, give our customers a more unified and consistent Morningstar experience, and better showcase our innovative research and analytical tools.

2. Deliver the most effective investment data, research, and ratings to help investors reach their financial goals.

We believe that our leadership position in independent investment research offers a competitive advantage that would be difficult for competitors to replicate. Our goal is to continue producing investment insights that empower investors and focus our research efforts in three major areas:

- *Extend leadership position in global fund research.* Over the past several years, we have expanded our analyst coverage in fund markets outside of the United States. We've built an integrated team of locally based fund experts to expand our research coverage in additional markets around the world. As of December 31, 2012, we had approximately 110 fund analysts globally, including teams in North America, Europe, Asia, and Australia. We currently produce qualitative analyst research and Morningstar Analyst Ratings on more than 3,400 funds around the world. We plan to continue expanding the number of funds that have Morningstar Analyst Ratings and in-depth qualitative research reports.

- *Continue leveraging our capabilities in stocks.* Our equity research complements our approach to mutual fund analysis, where we focus on analyzing the individual stocks that make up each fund's portfolio. As of December 31, 2012, we provided analyst research on approximately 1,700 companies globally.

  We're committed to maintaining the broad, high-quality coverage we've become known for as one of the largest providers of independent equity research. We're working to expand distribution of our equity research through a variety of channels, including financial advisors, institutional investment firms, and companies outside of the United States. We believe that investors' increasing awareness of the value of independent research will strengthen our business over the long term. We've also expanded our proprietary stock database, which we view as an important complement to our analyst research.

- *Build business in credit research and ratings.* We began publishing research and ratings on corporate credit issuers in December 2009 and currently produce research and ratings on about 700 corporate credit issuers. In 2012, we began publishing research on more than 100 municipal bond issuers. We view credit ratings as a natural extension of the equity research we've been producing for the past decade. We believe we have a unique viewpoint to offer on company default risk that leverages our cash-flow modeling expertise, proprietary measures like economic moat, and in-depth knowledge of the companies and industries we cover.

  We're including this research on our software platforms to provide investors with an additional perspective on fixed-income investments. We also plan to monetize the ratings through enterprise licenses and subscriptions to our institutional equity research clients, who have access to the forecasts, models, and scores underlying the ratings.

  We also expanded our fixed-income capabilities with our May 2010 acquisition of Realpoint, LLC, a Nationally Recognized Statistical Rating Organization (NRSRO) now known as Morningstar Credit Ratings, LLC that specializes in research and ratings on commercial mortgage-backed securities (CMBS). We believe investors are looking for better research on these securities and that we're well-positioned to meet this need.

3. Be a world-class investment management organization based on our proprietary research.

We believe assembling and evaluating multimanager portfolios is a natural extension of our expertise in understanding managed investment products. Our investment advisory programs combine managed investment vehicles—typically mutual funds—in portfolios designed to help investors meet their financial goals. When we create portfolios made up of other funds, our goal is to simplify the investment process and help investors access portfolios that match their level of risk tolerance, time horizon, and long-term investment objectives. We draw on our extensive experience analyzing funds and combine quantitative research with a qualitative assessment of manager skill and investment style. We had a total of $94.3 billion in assets under advisement in our Investment Advisory business as of December 31, 2012.

Our advisory business focuses on relationships and agreements where we act as a portfolio construction manager or asset allocation program designer for a mutual fund or variable annuity and receive a basis-point fee. We plan to continue building this business by expanding to reach new markets outside of the United States, expanding our capabilities in areas such as alternative investment strategies, developing more ways to incorporate risk protection and insurance, expanding to reach additional client segments, and focusing on performance and client support.

We also offer managed retirement account services through our Retirement Solutions platform and had $25.1 billion in assets under management in our managed retirement accounts as of December 31, 2012. We offer these services for retirement plan participants who choose to delegate management of their portfolios to our managed account programs, which are quantitative systems that select investment options and make retirement planning choices for the participants. We believe retirement plan participants will continue to adopt managed accounts because of the complexity involved in retirement planning.

Morningstar Managed Portfolios is a fee-based discretionary asset management service that includes a series of mutual fund, ETF, and stock portfolios tailored to meet specific investment time horizons and risk levels. As of December 31, 2012, we had $4.7 billion in assets under management invested with Morningstar Managed Portfolios.

Target Client Segments

Given the core capabilities discussed above, we're focusing on four primary client segments:

- Advisor (including independent financial advisors as well as those affiliated with broker-dealers, other intermediaries, and wealth managers);
- Asset management (including fund companies, insurance companies, and other companies that build and manage portfolios of securities for their clients);
- Retirement (including retirement plan providers and plan sponsors); and
- Individual investors.

Acquisitions and Divestitures

Since our founding in 1984, we have focused primarily on organic growth by introducing new products and services and expanding our existing products. From 2006 through 2010, we also completed 24 acquisitions to support our growth objectives (as detailed above). While we may make additional acquisitions to support these objectives, our primary focus now is on integrating previous acquisitions. We did not make any acquisitions in 2012. As part of our efforts to simplify and streamline our operations to focus on our core offerings, we divested several small business lines in 2012.

For information about the acquisitions we made in 2010, refer to Note 7 of the Notes to our Consolidated Financial Statements. For information about divestures we made in 2012, refer to Note 8 of the Notes to our Consolidated Financial Statements.

Business Segments, Products, and Services

We operate our business in two segments:

- Investment Information, which includes all of our data, software, and research products and services. These products are typically sold through subscriptions or license agreements; and
- Investment Management, which includes all of our asset management operations, which operate as registered investment advisors and earn more than half of their revenue from asset-based fees.

The table below shows our revenue by business segment for each of the past three years:

	2012		2011		2010	
Revenue by Segment ($000)	**Amount**	**%**	Amount	%	Amount	%
Investment Information	**$ 529,984**	**80.5%**	$ 500,909	79.3%	$ 444,957	80.1%
Investment Management	**128,304**	**19.5%**	130,491	20.7%	110,394	19.9%
Consolidated revenue	**$ 658,288**	**100.0%**	$ 631,400	100.0%	$ 555,351	100.0%

For information on segment operating income (loss) refer to Note 5 of the Notes to our Consolidated Financial Statements.

Investment Information

The largest products in this segment based on revenue are Morningstar Data (formerly Licensed Data), a set of investment data spanning all of our investment databases, including real-time pricing and commodity data; Morningstar Advisor Workstation, a web-based investment planning system for independent financial advisors as well as advisors affiliated with larger firms; Morningstar Direct, a web-based institutional research platform; Morningstar.com, which includes both Premium Memberships and Internet advertising sales; and Integrated Web Tools, a set of online tools and components that help institutional clients build customized websites or enhance their existing sites.

Other major products within the Investment Information segment include Principia, our CD-ROM-based software for independent financial advisors; and Morningstar Structured Credit Ratings and Research.

We also offer a variety of financial communications materials, print and online publications, investment indexes, and other investment software products for financial advisors and institutions.

In 2012, 31.9% of Investment Information segment revenue was from outside of the United States, compared with 32.8% in 2011 and 31.8% in 2010.

Most of our products for individual investors are designed for investors who are actively involved in the investing process and want to take charge of their own investment decisions. We also reach individuals who want to learn more about investing and investors who seek out third-party sources to validate the advice they receive from brokers or financial planners.

We sell our advisor-related products both directly to independent financial advisors and through enterprise licenses, which allow financial advisors associated with the licensing enterprise to use our products. Our institutional clients include banks, brokerage firms, insurance companies, mutual fund companies, media outlets, and retirement plan sponsors and providers. We also have data reselling agreements with third-party providers of investment tools and applications, allowing us to increase the distribution of our data with minimal additional cost.

We believe the Investment Information segment has a modest amount of seasonality. We've historically had higher revenue in the second quarter because we hold our largest annual investment conference during the quarter. Other products in this segment generally have not shown marked seasonality.

Our largest customer in the Investment Information segment made up approximately 2% of segment revenue in 2012.

Morningstar Data

Morningstar Data gives institutions access to a full range of investment data spanning numerous investment databases, including real-time pricing data and commodity data. We offer data packages that include access to our proprietary statistics, such as the Morningstar Style Box and Morningstar Rating, and a wide range of other data, including information on investment performance, risk, portfolios, operations data, fees and expenses, cash flows, and ownership. Institutions can use Morningstar Data in a variety of investor communications, including websites, print publications, and marketing fact sheets, as well as for internal research and product development. We deliver Morningstar Data through password-protected websites, data feeds, and software and provide daily updates to clients.

Morningstar Commodity Data aggregates energy, commodity, and financial data from more than 200 sources in a single platform and is also available via data feeds. It provides market pricing data, securities reference data, historical event data, predictive analytics, and advanced data management solutions that help customers manage large sets of time-series data and analyze their own proprietary data. Clients include some of the world's largest asset managers, banks, oil companies, power and natural gas trading firms, utilities, risk managers, and agriculture and commodities trading firms.

Morningstar Markets data supports trading and investment decisions with streaming real-time data for instruments traded in major exchanges. We offer adaptable quote displays, charting, qualitative analysis, news, and alerts both in a stand-alone application as well as in other Morningstar products.

Morningstar Data for equities is used by many leading asset management firms, media companies, broker dealers, and other large institutions to support internal research functions, power investment tools, and deliver meaningful information and analysis to investors. Our continuously expanding global data services feature financial statement data, consolidated industry statistics, stock ownership information, and proprietary Morningstar statistics.

In 2012, we continued to enhance our client interfaces to add additional data points and images, streamline data delivery, and enable clients to easily access current data. We also introduced new data feeds and enhanced our Document Library solution to support new compliance requirements for retirement plan providers. We introduced Morningstar Markets Commodities Edition, which allows traders and risk managers to access our expansive historical energy data library and real-time exchange data on one integrated web-based platform. The new platform allows traders to get a truly holistic view of the energy markets and can be accessed on any device with an Internet connection, including smartphones and tablets.

We made numerous enhancements to our real-time markets data in 2012, adding new exchanges and security types as well as tools and services for active traders. We've also been working to integrate our market data and capabilities in Morningstar's other platforms, including Morningstar Direct, Morningstar Advisor Workstation, retail investor websites in Europe, Integrated Web Tools, and other products.

With our equity data, we added detail on 245 financial statement line items to our fundamental data package, as well as other operational ratios for U.S. and global companies. We also signed an agreement with Microsoft to provide investment data for the Bing Finance app on Windows 8. Windows 8 users are able to access a variety of Morningstar stock data, from top-line general measures like market capitalization, trading volume, price range, and competitors; to more granular data such as debt-to-equity ratio, forward price-to-earnings ratio, and return on assets. Investors can also pull up detailed charts showing revenue, profit, and cash reserve statistics, as well as a table showing the most-active mutual funds trading in each security.

Pricing for Morningstar Data is based on the number of funds, market indexes, stocks, commodities, or other securities covered; the amount and depth of information provided for each security; and the number of users and level of distribution. With Morningstar Markets, we charge additional fees for individual components or customization.

For Morningstar Data, our primary competitors are Bloomberg, eVestment Alliance, Interactive Data Corporation, Index Universe, Mergent, PSN/Informa, Standard & Poor's, and Thomson Reuters. Our Commodity Data business competes with several other companies, including GlobalView, IDC Future Source, and ZE Power.

Morningstar Data was our largest product in 2012 and accounted for 22.8%, 22.3%, and 23.7% of our consolidated revenue in 2012, 2011, and 2010, respectively.

Morningstar Advisor Workstation

Morningstar Advisor Workstation, a web-based investment planning system, provides financial advisors with a comprehensive set of tools for conducting their core business—including investment research, planning, and presentations. It allows advisors to build and maintain a client portfolio database that can be fully integrated with the firm's back-office technology and resources. Moreover, it helps advisors create customized reports for client portfolios that combine mutual funds, stocks, separate accounts, variable annuity/life subaccounts, ETFs, hedge funds, closed-end funds, 529 plans, offshore funds, and pension and life funds.

As of December 31, 2012, 162,904 advisors in the United States were licensed to use Advisor Workstation, which is available in two versions: Morningstar Office for independent financial advisors and an enterprise version for financial advisors affiliated with larger firms. The enterprise version includes four core modules: Clients & Portfolios, Research, Sales/Hypotheticals, and Planning. We also offer a variety of other applications, including tools for defined contribution plans; Morningstar Document Library, which helps firms comply with pre- and post-sale document delivery requirements by providing access to prospectuses and supplements in HTML or PDF formats; Analyst Research Center, which complements the quantitative data in Advisor Workstation with independent, qualitative research on stocks, mutual funds, exchange-traded funds, and initial public offerings; and Presentation Library, which gives advisors access to compelling client presentation materials. These applications can be purchased as stand-alone products or combined as part of a full Workstation license.

In 2012, we added Morningstar's new Analyst Ratings for funds as well as global fund reports to Morningstar Advisor Workstation 2.0, a platform we launched in 2010 that incorporates significant technology upgrades along with interface and usability improvements. We migrated more than 90% of our client base to this platform by the end of 2012. We also introduced new capabilities for screening and hypothetical reports, as well as detailed comparisons of fees and commissions for broker-dealers and their affiliated advisors.

For Morningstar Office in 2012, we introduced several new features for integrating with third-party rebalancing tools, managing research and workflows, and researching investment options with a new interactive version of our signature Morningstar Reports.

Pricing for Morningstar Advisor Workstation varies based on the number of users, as well as the level of functionality offered. We typically charge about $3,300 per licensed user for a base configuration of Morningstar Advisor Workstation, but pricing varies significantly based on the scope of the license. For clients who purchase more limited tools-only licenses, the price per user is substantially less. We generally charge $5,700 per user for an annual license for Morningstar Office.

Major competitors for Morningstar Advisor Workstation and Morningstar Office include Advent Software, Charles Schwab, Standard & Poor's, SunGard, Tamarac (a division of Envestnet), and Thomson Reuters.

Morningstar Advisor Workstation is our second-largest product based on revenue and made up 12.8%, 12.3%, and 12.6% of our consolidated revenue in 2012, 2011, and 2010, respectively.

U.S. Advisor Workstation and Morningstar Office Licenses


151,874
148,392
157,395
160,287
162,904
2008
2009
2010
2011
2012

Morningstar Direct

Morningstar Direct is a web-based institutional research platform that provides advanced research on the complete range of securities in Morningstar's global database. This comprehensive platform allows research and marketing professionals to conduct advanced performance comparisons and in-depth analyses of a portfolio's underlying investment style. Morningstar Direct includes access to numerous investment universes, including U.S. mutual funds; European and offshore funds; funds based in most major markets around the world; stocks; separate accounts; hedge funds; closed-end funds; ETFs; global equity ownership data; variable annuity and life portfolios; and market indexes.

In 2012, we added additional third-party content, including bond data from Interactive Data Corporation and hedge fund data from Hedge Fund Research. We added more than 260 new data points for UK investment trusts and U.S. closed-end funds. As part of Morningstar Direct's Presentation Studio, we introduced new retirement plan lineup reporting that helps users create and automate retirement plan review books and fact sheets. We also expanded our capabilities in many other areas, including asset allocation, fundamental data, portfolio analysis and attribution, and Excel exporting.

Morningstar Direct's primary competitors are Bloomberg, eVestment Alliance, FactSet Research Systems, and Thomson Reuters.

Morningstar Direct had 7,435 licensed users worldwide as of December 31, 2012.

Pricing for Morningstar Direct is based on the number of licenses purchased. We charge $17,000 for the first user, $10,500 for the second user, and $9,000 for each additional user.

Morningstar Direct is our third-largest product based on revenue and accounted for 10.1%, 8.3%, and 6.9% of our consolidated revenue in 2012, 2011, and 2010, respectively.

Morningstar Direct Licenses


7,435
6,144
4,773
3,524
2,961
Non-U.S.
U.S.

	2008	2009	2010	2011	**2012**
U.S.	1,892	2,175	2,789	3,523	**4,208**
Non-U.S.	1,069	1,349	1,984	2,621	**3,227**

Morningstar.com

Our largest website for individual investors is Morningstar.com in the United States, which includes both Premium Membership revenue (which made up about 60% of Morningstar.com's revenue base in 2012) and Internet advertising sales (which made up the remaining 40%). As of December 31, 2012, the free membership services offered through Morningstar.com had approximately 8.9 million registered users worldwide, who have access to comprehensive data on stocks, mutual funds, ETFs, closed-end funds, 529 plans, commodities, options, bonds, and other investments to help them conduct research and track performance. In addition, Morningstar.com features extensive market data, articles, proprietary portfolio tools, and educational content to help investors of all levels access timely, relevant investment information.

We also offer more than 40 regional investing websites customized to the needs of investors worldwide. Many of these sites feature coverage in local languages with tools and commentary tailored to specific markets.

We use our free content as a gateway into paid Premium Membership, which includes access to written analyst reports on more than 1,200 stocks, 1,100 mutual funds, 400 ETFs, and 110 closed-end funds, as well as our Portfolio X-Ray, asset allocation and portfolio management tools, proprietary stock data, Stewardship Grades and Ratings, and premium stock and fund screeners. We currently offer Premium Membership services in Australia, Canada, China, Italy, the United Kingdom, and the United States.

In 2012, we launched a beta version of a new portfolio aggregation tool that allows users to link their brokerage accounts to eliminate manual data entry and easily access updated data. We also converted our advertising sales system to a global platform to integrate ad sales in Europe and other areas.

Morningstar.com competes with The Motley Fool, Seeking Alpha, TheStreet.com, and Yahoo! Finance as well as other finance sites, such as AOL Money & Finance, Google Finance, Marketwatch.com, MSN Money, and The Wall Street Journal Online.

As of December 31, 2012, we had 123,899 paid Premium subscribers for Morningstar.com in the United States plus an additional 14,000 paid Premium subscribers in Australia, Canada, China, Italy, and the United Kingdom. We currently charge $22.95 for a monthly subscription, $195 for an annual subscription, $329 for a two-year subscription, and $429 for a three-year subscription for Morningstar.com's Premium service in the United States. We also sell advertising space on Morningstar.com.

Morningstar.com (including local versions outside of the United States) is our fifth-largest product based on revenue and accounted for 8.2% of our consolidated revenue in 2012, compared with 8.9% in 2011 and 9.3% in 2010.

Morningstar.com Premium Memberships (U.S.)


177,518
150,473
138,149
130,354
123,899
2008
2009
2010
2011
2012

Morningstar Integrated Web Tools

Morningstar Integrated Web Tools is a set of tools that helps institutional clients build customized websites or enhance their existing sites with Morningstar's online tools and components. We offer a series of components, editorial content, and reports that investment firms can license to build or enhance their websites for financial advisors and individual investors. Outside the United States, clients can customize our offerings with capabilities for regional markets, multiple languages, and local currencies. Our suite of components can be customized to analyze a set of investments, focus on client-defined data points, or perform calculations required by specific products or services. We also offer licenses for investment research, editorial content, and portfolio analysis tools. Integrated Web Tools can be integrated with clients' existing websites and allow users to drill down into the underlying data when researching a potential investment.

In 2012, we transitioned several core tools, including the Multiple Fund Comparison, Cost Comparison, Find Similar Funds, X-Ray, and Risk/Reward Scatterplot, to a more efficient code base, which allowed for enhanced functionality and a more tablet-friendly design. We also expanded our lineup of equity tools and enhanced the functionality of existing equity solutions.

Competitors for Integrated Web Tools include Advisor Software, Inc., Financial Express, Interactive Data Corporation, Markit on Demand (formerly Wall Street on Demand), and Thomson Reuters.

Pricing for Integrated Web Tools consists of both ongoing license fees and one-time development fees and depends on the audience, the level of distribution, and the scope of information and functionality licensed.

Structured Credit Ratings and Research

Morningstar Credit Ratings, LLC is a Nationally Recognized Statistical Rating Organization (NRSRO) that provides timely new issue and surveillance ratings and analysis for commercial mortgage-backed securities (CMBS), as well as operational risk assessment services.

We rate new issue CMBS securities using a bottom-up approach that blends qualitative, quantitative, and legal analysis of the loan, portfolio, and issuing trust, with detailed underwriting information for 100% of the underlying assets. We provide surveillance ratings and analysis on nearly 6,500 CMBS securities including the loans and properties securing them. We also publish DealView credit reports on CMBS transactions and update our analysis and forecasts monthly. We rated 24% of all new-issue CMBS deals in 2012—making us the fifth-largest player in terms of deals rated.

In 2011, we introduced a beta version of our new ratings and surveillance analytics service on residential mortgage-backed securities (RMBS). This service will provide institutional investors with cutting-edge analytics, Morningstar's monthly DealView Credit Analysis, and timely letter ratings on thousands of secondary market RMBS transactions.

In 2012, we finalized our new issue, surveillance, and servicer advance methodologies that will enable us to rate most RMBS transactions. We also published several research papers detailing our RMBS research methodology and began programming work on a front-end stand-alone RMBS model for rating new-issue transactions.

We also offer operational risk assessments that evaluate mortgage servicers, loan originators, and third-party service providers. These assessments focus on non-credit-related operational risks and the likelihood of maintaining current performance levels given ongoing market conditions.

Our structured credit research and ratings business competes with several other firms, including DBRS, Fitch, Kroll Bond Ratings, Moody's, and Standard & Poor's.

Morningstar Credit Ratings primarily charges license-based fees for surveillance ratings and analysis, which are paid for by the user. For new-issue ratings, it charges asset-based fees that are paid by the issuer on the rated balance of the transaction.

Morningstar Principia

Principia is our CD-ROM-based investment research and planning software for financial planners and had 26,807 subscriptions as of December 31, 2012. The modules offered in Principia provide data on mutual funds, ETFs, stocks, separate accounts, variable annuity/life subaccounts, closed-end funds, asset allocation, hypotheticals, presentations and education, and defined contribution plans. Each module is available separately or together and features searching, screening, and ranking tools. Principia allows advisors to conduct research on client portfolios and includes three-page Portfolio Snapshot reports that provide a comprehensive picture of the client's portfolio. The Snapshot report shows overall style and sector weightings as well as the cumulative exposure to individual stocks. The Snapshot report is among those approved by the National Association of Securities Dealers for financial advisors to distribute and review with their clients.

In 2012, we developed an additional exporting process for the CAMS (Client Account Management System) module, which offers performance reporting and portfolio accounting. We also continued increasing the percentage of subscribers receiving electronic delivery, reducing our fulfillment costs and giving clients more timely access to the most recent updates.

Principia prices generally range from approximately $690 per year for monthly updates delivered electronically on one investment database to $3,345 per year for monthly updates on the complete package spanning all investment universes, or $7,645 for all investment universes plus additional modules for asset allocation, defined contribution plans, and client account management.

Major competitors for Principia include Standard & Poor's and Thomson Reuters.

Morningstar Equity and Credit Research

As of December 31, 2012, we offered independent equity research on approximately 1,700 companies globally. Our approach to stock analysis focuses on long-term fundamentals. Our analysts evaluate companies by assessing each firm's competitive advantage, analyzing the level of business risk, and completing an in-depth projection of future cash flows. For the companies we cover, our analysts prepare a fair value estimate, a Morningstar Rating for stocks, a rating for business risk, and an assessment of the company's economic moat. Economic moat is a concept originally developed by Warren Buffett that describes a company's competitive advantage relative to other companies.

We offer Morningstar Equity Research to institutional investors who use it to supplement their own research, as well as to broker-dealers who provide our research to their affiliated financial advisors or individual investor clients. We also deliver our equity research through several other Morningstar products, including our Premium Membership service on Morningstar.com.

We currently provide analyst reports on virtually all of the most widely held stocks in major U.S. market indexes, as well as numerous companies based outside the United States. On the credit research side, we provide credit ratings and analysis for about 700 of the largest corporate bond issuers worldwide, including global banks and captive finance subsidiaries. We had approximately 155 equity and credit analysts around the world as of December 31, 2012, compared with 140 as of December 31, 2011.

In 2012, we launched a new global Analyst Research Center featuring all of our analyst research on stocks, mutual funds, ETFs, corporate credits, and municipal bonds, as well as selected market data. We also released quantitative research on approximately 12,000 North American companies. This methodology extends our research philosophy to companies our analysts would not normally cover.

Our Equity Research services compete with The Applied Finance Group, Credit Suisse HOLT, Renaissance Capital, Standard & Poor's, Value Line, Zacks Investment Research, and several smaller research firms. For institutional clients, we compete with sell-side firms, internal providers, and smaller boutique firms. Competitors for our credit research include Credit Sights, Fitch, Gimme Credit, Moody's, and Standard & Poor's.

Pricing for Morningstar Equity and Credit Research varies based on the level of distribution, the number of securities covered, the amount of custom coverage and client support required, and the length of the contract term.

Morningstar Indexes

We offer an extensive set of investment indexes that can be used to benchmark the market and create investment products. Our index family includes a series of U.S. equity indexes that track the U.S. market by capitalization, sector, and investment style; dividend indexes; a series of active equity indexes based on Morningstar's equity research; a series of bond indexes that track the U.S. market by sector and term structure; global bond and equity indexes; commodity indexes; hedge fund indexes; and asset allocation indexes.

We currently license the Morningstar Indexes to numerous institutions that offer ETFs and exchange-traded notes based on the indexes. Our fees generally consist of an annual licensing fee as well as fees linked to assets under management.

In 2012, we introduced approximately 14 new indexes, including indexes based on factor tilt, active equity, Canadian stocks and bonds, emerging markets, and other asset classes. We believe we're the only index provider that offers indexes spanning all asset categories, which allows us to develop indexes that blend various asset classes.

Key competitors for the Morningstar Indexes include Barclays Capital, Dow Jones, the Financial Times, McGraw-Hill, MSCI, and Russell Investments.

Investment Management Segment

The largest products and services in this segment based on revenue are Investment Advisory, which focuses on investment monitoring, asset allocation, and portfolio construction for managed accounts made up of other investment vehicles; Retirement Solutions, including the Morningstar Retirement Manager and Advice by Ibbotson platforms; and Morningstar Managed Portfolios, a fee-based discretionary asset management service that includes a series of mutual fund, ETF, and stock portfolios tailored to meet a range of investment time horizons and risk levels that financial advisors can use for their clients' taxable and tax-deferred accounts.

Our client base in this segment includes banks, brokerage firms, insurance companies, mutual fund companies, and retirement plan sponsors and providers. We currently offer investment management services in North America, Europe, Asia, and Australia. Our license agreements in the Investment Management segment have an average contract term of approximately three years, although some of our agreements allow for early termination.

About 17.2% of Investment Management segment revenue was from outside the United States in 2012, compared with 15.8% in 2011 and 14.2% in 2010.

In addition to the client segments we currently reach, we plan to develop additional distribution channels to reach other client types, including foundations and endowments, defined contribution plans, defined benefit plans, and wealth management firms. We also expect to continue expanding our Investment Management business outside the United States.

For Morningstar Managed Portfolios, our target audience consists of home offices of registered investment advisors affiliated with insurance companies, broker-dealers, and independent financial advisors.

We market our Investment Management services almost exclusively through our institutional sales team, which includes both strategic account managers and more specialized sales representatives. We employ a consultative sales approach and often tailor customized solutions to meet the needs of larger institutions. We have a regional sales team responsible for expanding relationships for Morningstar Managed Portfolios.

We believe our institutional clients value our independence, breadth of information, and customized services; in addition, we believe our research, tools, and advice reach many individual investors through this channel. We also reach approximately 3,200 financial advisors through our Managed Portfolios platform.

The Investment Management segment has not historically shown seasonal business trends; however, business results for this segment are typically more variable because of our emphasis on asset-based fees, which change along with market movements and other factors.

Our largest customer in the Investment Management segment made up approximately 11% of segment revenue in 2012.

Investment Advisory (formerly Investment Consulting)

Our Investment Advisory business provides institutional investment advisory and management services for asset management firms, broker-dealers, and insurance providers. We offer Investment Advisory services through Morningstar Associates, Inc. (Canada); Morningstar Associates Korea Co., Ltd.; Morningstar Associates, LLC ; Morningstar Investment Management Europe, Ltd; Ibbotson Associates, Inc.; Ibbotson Associates Australia Limited; Ibbotson Associates Japan KK; OBSR Advisory Services Limited; and Morningstar Investment Consulting France SAS (formerly Seeds Finance). All of these entities are wholly owned or majority-owned subsidiaries of Morningstar, Inc., and are authorized to provide investment advisory services by the appropriate regulatory agency in their applicable jurisdictions.

Drawing on our proprietary research and methodologies, we deliver four core service offerings: asset allocation, manager evaluation, portfolio management, and 15(c) board consulting services. We focus on delivering customized solutions that improve the investor experience and help our clients build their businesses. Many of our Investment Advisory agreements focus on investment monitoring and asset allocation for multimanager portfolios made up of managed investment products, such as mutual funds and variable annuities. We focus on relationships where we're paid a percentage of assets under management for ongoing investment management and advice, as opposed to one-time relationships where we're paid a flat fee.

We offer these advisory services to clients in most of our major operations globally, including insurance companies, investment management companies, mutual fund companies, and broker-dealers.

Our Investment Advisory business competes primarily with Mercer, Mesirow Financial, Russell Investments, Thomson Reuters, and Wilshire Associates, as well as some smaller firms in the retirement consulting business and various in-house providers of investment advisory services.

Pricing for the Investment Advisory services we provide is based on the scope of work and the level of service required. In the majority of our contracts, we receive asset-based fees, reflecting work as a portfolio construction manager or subadvisor for multimanager portfolios made up of managed investment products.

Investment Advisory was our fourth-largest product based on revenue in 2012 and accounted for 10.0%, 11.3%, and 10.6% of our consolidated revenue in 2012, 2011, and 2010, respectively.

Retirement Solutions

Our Retirement Solutions offerings help retirement plan participants plan and invest for retirement. We offer these services both through retirement plan providers (typically third-party asset management companies that offer proprietary mutual funds) and directly to plan sponsors (employers that offer retirement plans to their employees). Clients can select either a hosted solution or our installed software advice solution. We design these solutions to help retirement plan participants accumulate wealth, transition into retirement, and manage income during retirement.

Morningstar Retirement Manager is our advice and managed accounts program that helps plan participants with their retirement goals. It helps investors determine how much to invest and which investments are most appropriate for their portfolios. The program gives guidance explaining whether participants' suggested plans are on target to meet their retirement goals. As part of this service, we deliver personalized recommendations for a target savings goal, a recommended contribution rate to help achieve that goal, a portfolio mix based on risk tolerance, and specific investment recommendations. Participants can elect to have their accounts managed by us through our managed account service or build their own portfolios using our recommendations as a guide.

Morningstar Retirement Manager also helps plan sponsors meet their fiduciary obligations. Morningstar works with plan sponsors to help them better understand their fiduciary obligations and stay ahead of changes in the marketplace. We can act as an ERISA fiduciary by, for example, selecting and monitoring a broad range of diversified plan options. As part of this service, we can construct and monitor the investment lineup, document our investment process, create an Investment Policy Statement, and furnish the plan with detailed quarterly investment and performance reports.

In 2012, we introduced an enhanced version of Morningstar Retirement Manager that incorporates Ibbotson Associates' Wealth Forecasting Engine methodology and transitioned several clients to the combined platform. The combined platform allows us to offer new features, including more personalized savings rate recommendations, retirement age recommendations, both enhanced and optimized strategy recommendations, tax considerations, and the ability to consider other ongoing and retirement expenses.

In addition, we enhanced the Wealth Forecasting Engine to model more complex retirement plan rules, forecast different scenarios, and construct robust retirement solutions. We rolled out a new Morningstar Retirement Manager service, Income Secure, for retirees and participants transitioning to retirement. Income Secure provides customized recommendations for generating income and drawing down assets during retirement.

As of December 31, 2012, approximately 24.6 million plan participants had access to Retirement Solutions through approximately 202,000 plan sponsors and 25 plan providers. Pricing for Retirement Solutions depends on several different factors, including the level of services offered (including whether or not such services cause us to be an ERISA fiduciary), the number of participants, the level of systems integration required, and the availability of competing products.

In the retirement advice market, we compete primarily with Financial Engines and Guided Choice.

Morningstar Managed Portfolios

We offer the Morningstar Managed Portfolios program through Morningstar Investment Services, Inc., a registered investment advisor, registered broker-dealer, member of the Financial Industry Regulatory Authority, Inc. (FINRA), and wholly owned subsidiary of Morningstar, Inc.

Morningstar Managed Portfolios is a fee-based discretionary asset management service that includes a series of mutual fund, ETF, and stock portfolios tailored to meet specific investment time horizons and risk levels. This program is only available through financial advisors. Our team of investment professionals uses a disciplined process for asset allocation, fund selection, and portfolio construction. They actively monitor the portfolios and make adjustments as needed. We complement these asset management services with online client-management functions such as risk profiling and access to client statements, transaction capabilities, and performance reports.

In 2012, Morningstar Managed Portfolios surpassed $4 billion in assets under management. Morningstar Investment Services also expanded its relationship with a major independent broker-dealer, making our portfolios available to all of the fee-based financial advisors included in its network.

We had approximately $4.7 billion in assets under management with about 3,200 financial advisors using the service as of December 31, 2012. We charge asset-based fees for Morningstar Managed Portfolios. The management fee is based on a tiered schedule that depends on the client's average daily portfolio balance. Fees for our mutual fund and ETF portfolios generally range from 30 to 40 basis points. We charge 55 basis points for the Select Stock Baskets, which are a managed account service consisting of individually customized stock portfolios based on Morningstar's indexes and independent equity research.

For Morningstar Managed Portfolios, our primary competitors are Brinker Capital, Curian Capital, Envestnet PMC, Genworth Financial, Loring Ward, SEI Investments, and Symmetry Partners. We also compete with in-house research teams at independent broker-dealers who build proprietary portfolios for use on brokerage firm platforms, as well other providers that provide investment strategies or models on these platforms.

Marketing and Sales

We promote our print, software, web-based products and services, and consulting services with a staff of sales and marketing professionals, as well as an in-house public relations team. Our marketing staff includes both product specialists and a corporate marketing group that manages company initiatives. Our sales team includes several strategic account managers who oversee all aspects of our largest institutional client relationships. We also have a sales operations staff, which focuses on tracking and forecasting sales and other tasks to support our sales team. Across our business, we emphasize high levels of product support to help our customers use our products effectively and provide our product managers with feedback from customers. We had approximately 590 sales and marketing professionals on staff as of December 31, 2012.

International Operations

We conduct our business operations outside of the United States through wholly owned or majority-owned operating subsidiaries doing business in each of the following countries: Australia, Brazil, Canada, Chile, Denmark, France, Germany, India, Italy, Japan, Korea, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, People's Republic of China (both Hong Kong and the mainland), Singapore, South Africa, Spain, Switzerland, Taiwan, Thailand, United Arab Emirates, and the United Kingdom. See Note 5 of the Notes to our Consolidated Financial Statements for additional information concerning revenue from customers and long-lived assets from our business operations outside the United States.

In addition, we hold minority ownership positions in companies based in Japan and Sweden. As of December 31, 2012, we held a minority ownership position (approximately 34% of the outstanding shares) in Morningstar Japan K.K. (MJKK); this share had a market value of approximately $36.2 million. MJKK is publicly traded under ticker 4765 on the Osaka Stock Exchange "Hercules Market." See Note 9 of the Notes to our Consolidated Financial Statements for information about our investments in unconsolidated entities.

To enable these companies to do business in their designated territories, we provide them with the rights to the Morningstar name and logo and with access to certain of our products and technology. Each company is responsible for developing marketing plans tailored to meet the specific needs of investors within its country and working with Morningstar's data collection and development centers to create and maintain databases, develop new products, and enhance existing products.

See Item 1A—Risk Factors for a discussion of the risks related to our business operations outside of the United States.

Intellectual Property and Other Proprietary Rights

We treat our brand, product names and logos, software, technology, databases, and other products as proprietary. We try to protect this intellectual property by using trademark, copyright, patent and trade secrets laws; licensing and nondisclosure arrangements; and other security measures. For example, in the normal course of business, we only provide our intellectual property to third parties through standard licensing agreements. We use these agreements to define the extent and duration of any third-party usage rights and provide for our continued ownership in any intellectual property furnished.

Because of the value of our brand name and logo, we have tried to register one or both of them in all of the relevant international classes under the trademark laws of most of the jurisdictions in which we maintain operating companies. As we move into new countries, we consider adding to these registrations. In some jurisdictions, we also register certain product identifiers. We have registered our name and/or logo in numerous countries and the European Union and have applied for registrations in various other countries.

"Morningstar" and the Morningstar logo are registered marks of Morningstar in the United States and in certain other jurisdictions. The table below includes some of the trademarks and service marks that we use:

Trademarks and Service Marks
Advice by Ibbotson®
Ibbotson Associates®
Morningstar® Advisor Workstation℠
Morningstar Analyst Rating™
Morningstar® Analyst Research Center℠
Morningstar Direct℠
Morningstar® Equity Research Services℠
Morningstar® Essentials™
Morningstar® Hypothetical Illustrator℠
Morningstar® Integrated Web Tools℠
Morningstar® Managed Portfolios℠
Morningstar Market Barometer℠
Morningstar Office℠
Morningstar® Ownership Zone℠
Morningstar® Portfolio X-Ray®
Morningstar® Principia®
Morningstar Rating℠
Morningstar® Retirement Manager℠
Morningstar® Stewardship Grade℠
Morningstar Style Box™
Morningstar.com®

In addition to trademarks, we currently hold several patents in the United States and Canada. We believe these patents represent our commitment to developing innovative products and tools for investors.

License Agreements

In the majority of our licensing agreements, we license our products and/or other intellectual property to our customers for a fee. We generally use our standard agreements, whether in paper or electronic form, and we do not provide our products and services to customers or other users without having an agreement in place.

We maintain licensing agreements with all of our operating companies. We put these agreements in place so these companies can use our intellectual property, such as our products and trademarks, to develop and market similar products under our name in their operating territories.

In the ordinary course of our business, we obtain and use intellectual property from a wide variety of sources, including licensing it from third-party sources, developing it internally, and obtaining it directly from public filings.

Seasonality

We believe our business has a modest amount of seasonality. Some of our smaller products, such as the Ibbotson Stocks, Bonds, Bills, and Inflation Yearbook and our annual investment conference in Chicago, generate the majority of their revenue in the first or second quarter of the year. Most of our products are sold with subscription or license terms of at least one year, though, and we recognize revenue ratably over the term of each subscription or license agreement. This tends to moderate seasonality in sales patterns for individual products.

We believe market movements generally have more influence on our performance than seasonality. The amount of revenue we earn from asset-based fees depends on the value of assets on which we provide advisory services, and the size of our asset base can increase or decrease along with trends in market performance.

Largest Customer

In 2012, our largest customer accounted for less than 3% of our consolidated revenue.

Major Competitors by Product

	Morningstar Data	Morningstar Advisor Workstation	Morningstar Direct	Investment Advisory	Morningstar.com	Retirement Solutions
Advent Software		●				
Bloomberg	●		●			
eVestment Alliance	●		●			
FactSet Research Services	●		●			
Financial Engines						●
Interactive Data Corporation	●					
Mercer				●		
News Corporation*					●	
Russell Investments				●		
Standard & Poor's	●	●				
Thomson Reuters**	●	●	●	●		
Wilshire Associates			●	●		

* News Corporation includes Dow Jones, MarketWatch, and *SmartMoney*
** Thomson Reuters includes Lipper

Competitive Landscape

The economic and financial information industry has been marked by increased consolidation over the past several years, with the strongest players generally gaining market share at the expense of smaller competitors. Some of our major competitors include Bloomberg; Standard & Poor's, a division of The McGraw-Hill Companies; and Thomson Reuters. These companies have financial resources that are significantly greater than ours. We also have a number of smaller competitors in our two business segments, which we discuss in Business Segments, Products, and Services above.

We believe the most important competitive factors in our industry are brand and reputation, data accuracy and quality, breadth of data coverage, quality of investment analysis and analytics, design, product reliability, and value of the products and services provided.

Research and Development

A key aspect of our growth strategy is to expand our investment research capabilities and enhance our existing products and services. We strive to rapidly adopt new technology that can improve our products and services. We have a flexible technology platform that allows our products to work together across a full range of investment databases, delivery formats, and market segments. As a general practice, we manage our own websites and build our own software rather than relying on outside vendors. This allows us to control our development and better manage costs, enabling us to respond quickly to market changes and to meet customer needs efficiently. As of December 31, 2012, our technology team consisted of approximately 900 programmers and technology and infrastructure professionals.

In 2012, 2011, and 2010 our development expense represented 7.8%, 8.4%, and 8.9%, respectively, of our revenue. We expect that development expense will continue to represent a meaningful percentage of our revenue in the future.

Government Regulation

United States

Investment advisory and broker-dealer businesses are subject to extensive regulation in the United States at both the federal and state level, as well as by self-regulatory organizations. Financial services companies are among the nation's most extensively regulated. The SEC is responsible for enforcing the federal securities laws and oversees federally registered investment advisors and broker-dealers.

As of December 31, 2012, three of our subsidiaries, Ibbotson Associates, Inc., Morningstar Associates, LLC, and Morningstar Investment Services, Inc. are registered as investment advisors with the SEC under the Investment Advisers Act of 1940, as amended (Advisers Act). As registered investment advisors, these companies are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, record-keeping, reporting, and standards of care, as well as general anti-fraud prohibitions. As registered investment advisors, all three subsidiaries are subject to on-site examination by the SEC.

In addition, because these three subsidiaries provide investment advisory services to retirement plans and their participants, they may be acting as fiduciaries under the Employee Retirement Income Security Act of 1974 (ERISA). As fiduciaries under ERISA, they have duties of loyalty and prudence, as well as duties to diversify investments and to follow plan documents to comply with the applicable portions of ERISA.

Morningstar Investment Services is a broker-dealer registered under the Securities Exchange Act of 1934 (Exchange Act) and a member of FINRA. The regulation of broker-dealers has, to a large extent, been delegated by the federal securities laws to self-regulatory organizations, including FINRA. Subject to approval by the SEC, FINRA adopts rules that govern its members. FINRA and the SEC conduct periodic examinations of the brokerage operations of Morningstar Investment Services. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales, capital structure, record-keeping, and the conduct of directors, officers, and employees. Violation of applicable regulations can result in the revocation of a broker-dealer license, the imposition of censures or fines, and the suspension or expulsion of a firm or its officers or employees. Morningstar Investment Services is subject to certain net capital requirements under the Exchange Act. The net capital requirements, which specify minimum net capital levels for registered broker-dealers, are designed to measure the financial soundness and liquidity of broker-dealers.

Morningstar Credit Ratings, LLC is registered with the SEC as a Nationally Recognized Statistical Rating Organization (NRSRO) specializing in rating structured finance investments. As an NRSRO, Morningstar Credit Ratings, LLC is subject to the requirements and regulations under the Exchange Act. Such requirements relate to, among other things, record-keeping, reporting, governance, and conflicts of interest. As part of its NRSRO registration, Morningstar Credit Ratings is subject to annual examinations by the SEC.

Australia

Our subsidiaries that provide financial information services and advice in Australia, Morningstar Australasia Pty Limited and Ibbotson Associates Australia Ltd., must be registered and hold an Australian Financial Services license and are subject to oversight by the Australian Securities and Investments Commission (ASIC). This license requires them to, among other things, maintain positive net asset levels and sufficient cash resources to cover three months of expenses and to comply with the audit requirements of the ASIC.

United Kingdom

Morningstar Investment Management Europe Limited and OBSR Advisory Services Limited are authorized and regulated by the Financial Services Authority (FSA) to provide advisory services in the United Kingdom. As authorized firms, these companies are subject to the requirements and regulations of the FSA. Such requirements relate to, among other things, financial reporting and other reporting obligations, record-keeping, and cross-border requirements.

Other Regions

We have a variety of other entities (in Canada, Japan, Korea, Thailand, and France) that are registered with their respective regulatory bodies; however, the amount of business conducted by these entities related to the registration is relatively small.

Additional legislation and regulations, including those relating to the activities of investment advisors and broker-dealers, changes in rules imposed by the SEC or other U.S. or non-U.S. regulatory authorities and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules may adversely affect our business and profitability. Our businesses may be materially affected not only by regulations applicable to it as an investment advisor or broker-dealer, but also by regulations that apply to companies generally.

Employees

We had approximately 3,495 employees as of December 31, 2012, including approximately 670 data analysts, 75 designers, 340 investment analysts (including consulting and quantitative research analysts), 900 programmers and technology staff, and 590 sales and marketing professionals. Our employees are not represented by any unions, and we have never experienced a walkout or strike.

Executive Officers

As of February 28, 2013, we had 12 executive officers. The table below summarizes information about each of these officers.

Name	Age	Position
Joe Mansueto	56	Chairman, Chief Executive Officer, and Director
Chris Boruff	47	President, Software Division
Scott Cooley	44	Chief Financial Officer
Bevin Desmond	46	President, International Operations and Global Human Resources
Catherine Gillis Odelbo	50	Executive Vice President, Corporate Strategy and Partnerships
Greg Goff	41	Chief Technology Officer
Thomas Idzorek	42	President, Investment Management Division
Kunal Kapoor	37	President, Data Division
Don Phillips	50	President, Investment Research Division and Managing Director
Richard Robbins	50	General Counsel and Corporate Secretary
James Tanner	52	Global Head of Business Development and Sales
David W. Williams	52	Managing Director, Design

Joe Mansueto

Joe Mansueto founded Morningstar in 1984. He has served as our chairman since our inception and as our chief executive officer from 1984 to 1996 and from 2000 to the present. He holds a bachelor's degree in business administration from The University of Chicago and a master's degree in business administration from The University of Chicago Booth School of Business.

Chris Boruff

Chris Boruff has been president of Morningstar's Software division since January 2009. He is responsible for overseeing strategy, development, and distribution of technology products for individual investors, financial advisors, and institutions, as well as custom solutions for institutions. He joined us in 1996 as product manager for Principia, and from 1997 to 1998, he served as senior product manager of advisor products. From 1999 to 2000, he served as vice president of advisor products, where he was responsible for all marketing related to financial advisors. From 2000 to 2009, he was president of Morningstar's advisor software business. He holds a bachelor's degree in economics and psychology from Northwestern University.

Scott Cooley

Scott Cooley has been our chief financial officer since August 2007. Before joining Morningstar in 1996 as a stock analyst, he was a bank examiner for the Federal Deposit Insurance Corporation (FDIC), where he focused on credit analysis and asset-backed securities. From 1996 until 2003, he was an analyst, editor, and manager for Morningstar.com, *Morningstar Mutual Funds*, and other Morningstar publications. He became CEO of Morningstar Australia and Morningstar New Zealand in 2003 and served as co-CEO of these operations following our acquisition of Aspect Huntley in July 2006. He holds a bachelor's degree in economics and social science and a master's degree in history from Illinois State University.

Bevin Desmond

Bevin Desmond has been president of international operations and global human resources for Morningstar since January 2009. She is responsible for identifying and developing our business in new markets, managing and directing operations, launching new products, and overseeing human resources functions for all of Morningstar's global operations. She joined us in 1993 and was one of three employees who started our international business. From 1998 to 2000, she served as manager of all international ventures. From 2000 to 2009, she was president of Morningstar's international business. She has also served as president of institutional software. She holds a bachelor's degree in psychology from St. Mary's College.

Catherine Gillis Odelbo

Catherine Gillis Odelbo has been executive vice president of corporate strategy and partnerships since July 2012. She is responsible for working with Morningstar's senior management team on the firm's overall strategic planning process, M&A activities, and major partnerships. Previously, she was president of equity and credit research from 2009 until July 2012. She joined us in 1988 as a mutual fund analyst and from 1999 to 2000 served as senior vice president of content development for the company, as well as publisher and editor of our stock and closed-end fund research. She was president of our Individual segment from 2000 through 2008 and became president of our equity research business in 2009. She holds a bachelor's degree in American history from The University of Chicago and a master's degree in business administration from The University of Chicago Booth School of Business.

Greg Goff

Greg Goff has been chief technology officer for Morningstar since 2011 and is responsible for Morningstar's global technology strategy. Before joining us in 2011, he was senior vice president of global platform technology for The Nielsen Company since 2009. He joined The Nielsen Company in 2004 as vice president of data warehousing. He has also worked for Accenture and BlueMeteor, Inc. in Chicago. He holds a bachelor's degree in electrical engineering from the University of Illinois at Urbana-Champaign.

Thomas Idzorek

Thomas Idzorek was named president of Morningstar's Investment Management division in May 2012 and is responsible for our investment advisory, retirement solutions, and investment management operations in North America, Europe, Asia, and Australia. He also oversees the Investment Policy Committee for the Investment Management division and serves on Morningstar's retirement plan committee. He joined us in 2006, when we acquired Ibbotson Associates. From 2006 until May 2012, Thomas was chief investment officer for Morningstar Investment Management. He holds a bachelor's degree in marketing from Arizona State University, a master's degree in business administration from Thunderbird School of Global Management, and the Chartered Financial Analyst (CFA) designation.

Kunal Kapoor

Kunal Kapoor has been president of Morningstar's Data division since 2012. He is responsible for managing our investment databases and related products. Prior to assuming his current role in 2012, Kunal was president of Equity and Market Data/Software. In 2009, he became president of Individual Software, and in 2010, his role expanded to include our equity data business. Kunal joined the company as a data analyst in 1997 and became a fund analyst in 1998. In 2001 he joined Morningstar Investment Services, Inc., a registered investment advisor and wholly owned subsidiary of Morningstar, Inc., as a senior research analyst. He was named editor of *Morningstar Mutual Funds*, in 2003, and in 2004 was appointed director of mutual fund analysis, where he led Morningstar's team of mutual fund analysts. In 2006, Kunal was named director of business strategy for Morningstar's international operations. He also served as president and chief investment officer of Morningstar Investment Services.

Kunal holds a bachelor's degree in economics and environmental policy from Monmouth College and a master's degree in business administration from The University of Chicago Booth School of Business. He also holds the Chartered Financial Analyst (CFA) designation.

Don Phillips

Don Phillips has been president of Morningstar's Investment Research division, overseeing our global fund, equity, and credit research, since 2012. He joined us in 1986 as our first mutual fund analyst. Don served as our vice president and publisher from 1991 to 1996, as our president from 1996 to 1998, and as our chief executive officer from 1998 to 2000. He has been a managing director since 2000 and in 2009 took on additional responsibilities as president of fund research. Don's role expanded in 2012 to include oversight of our global equity and credit research. He has served on our board of directors since August 1999. Don holds a bachelor's degree from the University of Texas and a master's degree from The University of Chicago.

Richard Robbins

Richard Robbins has been our general counsel and corporate secretary since August 2005. He is responsible for directing Morningstar's legal department and managing our relationships with outside counsel. He also oversees our compliance and corporate communications departments. From May 1999 until he joined Morningstar, he was a partner at Sidley Austin Brown & Wood LLP (now Sidley Austin LLP), which he joined as an associate in August 1991. He holds bachelor's and master's degrees in computer science and electrical engineering from the Massachusetts Institute of Technology and a juris doctor degree from The University of Chicago Law School.

James Tanner

James Tanner joined Morningstar in January 2013 as global head of business development and sales. Previously he served as vice chairman of business development for Markit On Demand, a company he founded as Wall Street On Demand in 1991. In addition to his role as CEO, he also served in various roles for firms that have owned Wall Street On Demand, including head of sales for eBridge and head of distribution and vice chairman of business development for Markit, a UK-based global financial information company. James holds a bachelor's degree in Russian language and literature from Haverford College and a master's degree in business administration from Harvard University.

David W. Williams

David W. Williams has been a managing director for Morningstar since 2000. He is in charge of design and its application to brand identity, products, marketing communications, and the workplace. He joined us in 1993 and has been instrumental in establishing design as one of our recognized core capabilities. He holds a bachelor's degree in industrial design from The Ohio State University and a master's degree in fine arts from the Yale University School of Art.

Company Information

We were incorporated in Illinois on May 16, 1984. Our corporate headquarters are located at 22 West Washington Street, Chicago, Illinois, 60602.

We maintain a website at *http://corporate.morningstar.com*. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to any of these documents are available free of charge on this site as soon as reasonably practicable after the reports are filed with or furnished to the SEC. We also post quarterly press releases on our financial results and other documents containing additional information related to our company on this site. We provide this website and the information contained in or connected to it for informational purposes only. That information is not part of this Annual Report on Form 10-K.

1A. Risk Factors

You should carefully consider the risks described below and all of the other information included in this Form 10-K when deciding whether to invest in our common stock or otherwise evaluating our business. If any of the following risks materialize, our business, financial condition, or operating results could suffer. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our investment advisory operations may subject us to liability for any losses that result from a breach of our fiduciary duties.

Three of our subsidiaries, Ibbotson Associates, Inc., Morningstar Associates, LLC, and Morningstar Investment Services, Inc. are registered as investment advisors with the SEC under the Investment Advisers Act of 1940, as amended (Advisers Act). As registered investment advisors, these companies are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, record-keeping, reporting, and standards of care, as well as general anti-fraud prohibitions. As registered investment advisors, all three subsidiaries are subject to on-site examination by the SEC.

In addition, because these three subsidiaries provide investment advisory services to retirement plans and their participants, they may be acting as fiduciaries under the Employee Retirement Income Security Act of 1974 (ERISA). As fiduciaries under ERISA, they have obligations to act in the best interest of their clients. They also have duties of loyalty and prudence, as well as duties to diversify investments and to follow plan documents to comply with the applicable portions of ERISA.

Our subsidiaries outside the United States that have investment advisory operations are subject to similar requirements.

We may face liabilities for actual or claimed breaches of our fiduciary duties, particularly in areas where we provide retirement advice and managed retirement accounts. We may not be able to prevent clients from taking legal action against us for an actual or claimed breach of a fiduciary duty. Because we provided investment advisory and management services on about $149.5 billion in assets as of December 31, 2012, we could face substantial liabilities if we breach our fiduciary duties.

In addition, we may face other legal liabilities based on the quality and outcome of our investment advisory recommendations, even in the absence of an actual or claimed breach of fiduciary duty.

An outage of our database and network facilities could result in reduced revenue and the loss of customers.

The success of our business depends upon our ability to deliver time-sensitive, up-to-date data and information. We rely on our computer equipment, database storage facilities, and other network equipment, much of which is geographically concentrated in our Chicago headquarters and other backup locations in the United States. We also have extensive information systems outside the United States. Our mission-critical databases and networks are increasingly complex and interdependent. Many of our client contracts contain service-level agreements that require us to meet certain obligations for delivering time-sensitive, up-to-date data and information. We may not be able to meet these obligations in the event of failure or downtime in our information systems. Our operations and those of our suppliers and customers are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist attacks, wars, Internet failures or disruptions, computer viruses, and other events beyond our control. Our database and network facilities may also be vulnerable to external attacks that misappropriate our data, corrupt our databases, or limit access to our information systems.

We maintain off-site back-up facilities for our database and network equipment, but these facilities could be subject to the same interruptions that may affect our headquarters. We may not be able to fully recover data or information lost during a database or network facility outage. Any losses, service disruption, or damages incurred by us could have a material adverse effect on our business, operating results, or financial condition.

Our business relies heavily on electronic delivery systems and the Internet. Any failures or disruptions could result in reduced revenue and the loss of customers.

Most of our products and services depend heavily on our electronic delivery systems and the Internet. Our ability to deliver information using the Internet may be impaired because of infrastructure failures, service outages at third-party Internet providers, malicious attacks, or other factors. If disruptions, failures, or slowdowns of our electronic delivery systems or the Internet occur, our ability to distribute our products and services effectively and to serve our customers may be impaired.

We could face liability related to our storage of personal information about our users.

Customers routinely input personal investment and financial information, including portfolio holdings and credit card information, on our websites. We also handle an increasing volume of personally sensitive information through our Portfolio Management Service, Enterprise Data Management, managed retirement accounts, and other areas of our business. Contractual commitments to customers as well as laws and industry regulations related to data protection, system availability, and privacy require us to safeguard critical data. We are also required to take appropriate steps to safeguard credit card numbers, social security numbers, and other personally identifiable information. We may suffer malicious attacks seeking to penetrate our network and databases to gain access to personal data. We could be subject to liability if we were to inappropriately disclose any user's personal information or if third parties were able to penetrate our network security or otherwise gain access to any user's name, address, portfolio holdings, or credit card information.

Changes in laws applicable to our investment advisory or credit rating operations, compliance failures, or regulatory action could adversely affect our business.

Our investment advisory operations are a growing part of our overall business. The securities laws and other laws that govern our activities as a registered investment advisor are complex. The activities of our investment advisory operations are primarily subject to provisions of the Investment Advisers Act of 1940 (the Advisers Act) and the Employee Retirement Income Security Act of 1974 (ERISA). In addition, Morningstar Investment Services is a broker-dealer registered under the Securities Exchange Act of 1934 (the Exchange Act) and is subject to the rules of FINRA. We also provide investment advisory services in other areas around the world, and our operations are subject to additional regulations in markets outside the United States.

Over the past several years, we have also made significant investments in our credit rating business. We began publishing credit ratings and associated research on corporate debt issuers in 2009. Although our corporate credit rating business is not currently regulated as a Nationally Recognized Statistical Rating Organization (NRSRO), credit rating and research providers have been under increasing regulatory scrutiny. We cannot predict the future impact of potential future regulatory changes on our corporate credit rating business.

We also expanded our credit rating business operations with our May 2010 acquisition of Realpoint, LLC (now known as Morningstar Credit Ratings, LLC), an NRSRO that specializes in structured finance. As an NRSRO, Morningstar Credit Ratings is subject to various requirements and regulations under the Exchange Act relating to, among other things, record-keeping, reporting, governance, and conflicts of interest. As part of its NRSRO registration, Morningstar Credit Ratings is subject to annual examinations by the SEC.

It is difficult to predict the future effect of the broad and expanding legislative and regulatory requirements affecting our business. The laws, rules, and regulations applicable to our business may change in the future, and we may not be able to comply with any such changes. If we fail to comply with any applicable law, rule, or regulation, we could be fined, sanctioned, or barred from providing investment advisory or credit rating services in the future, which could materially adversely affect our business, operating results, or financial condition.

Downturns in the financial sector, global financial markets, and global economy may adversely impact our business.

We believe ongoing economic weakness continues to cause uncertainty and pressure on consumer discretionary spending. The financial crisis of 2008 and 2009, as well as more recent financial and economic uncertainty, has led to spending cutbacks among asset management firms and other financial services companies, which make up a large percentage of our client base. Some institutional clients also implemented additional review processes for new contracts or began to provide certain services, particularly investment advisory services, in-house rather than hiring external service providers. Some institutional clients have also reduced the scope of their operations. For example, several large insurers withdrew from the variable annuity market during 2011 and 2012, while others curtailed their new sales efforts. This has had a negative effect on the services we provide to institutional clients that offer variable annuities.

In 2010 and 2011, rising government debt levels around the world as well as downgrades in sovereign debt issues for some European countries led to market fears about a potential crisis in global sovereign debt. Some European countries have been unable to successfully refinance their debts, leading European finance officials to take measures during 2010 and 2011 to stabilize financial conditions across Europe.

Although sovereign debt problems have been most severe in countries such as Greece, Ireland, and Portugal, concerns have also grown about the stability of Europe as a whole and the future of the euro currency. In 2012, approximately 16.2% of our consolidated revenue was from Europe, including 7.6% in Continental Europe and 8.6% in the United Kingdom. Our European operations are also subject to currency risk related to the euro, which accounted for approximately 5.8% of our consolidated revenue in 2012 and approximately 10.2% of our cash and cash equivalents balance as of December 31, 2012. We don't engage in currency hedging or have any positions in derivative instruments to hedge our currency risk. Our reported revenue could suffer if the euro declines relative to the U.S. dollar.

In addition, if financial markets around the world experience negative performance and volatility, demand for our products and services may decline, and our revenue, operating income, and other financial results could suffer. Our business results may also be impacted by negative trends in Internet advertising sales. The financial markets and many businesses operating in the financial services industry are highly volatile and are affected by factors, such as U.S. and foreign economic conditions and general trends in business and finance, that are beyond our control.

Our revenue from asset-based fees may be adversely affected by market declines as well as the effect of cash outflows from portfolios that we help manage.

In 2012, revenue from asset-based fees made up approximately 12% of our consolidated revenue and a greater percentage of our operating income. The amount of revenue we earn from asset-based fees depends on the value of assets on which we provide advisory services, and the size of our asset base can increase or decrease along with trends in market performance. The value of assets under advisement may show substantial declines during periods of significant market volatility. The size of these portfolios can also be affected if net inflows into the portfolios on which we provide investment advisory services drop or if these portfolios experience redemptions. If the level of assets on which we provide investment advisory services goes down, we expect our fee-based revenue to show a corresponding decline.

We could face liabilities and/or damage to our reputation as a result of some of our currently pending litigation.

From time to time, we are subject to legal and regulatory proceedings in the ordinary course of our business. These include proceedings relating to aspects of our businesses that are specific to us and proceedings that are typical in the asset management and financial information businesses in which we operate.

We are currently defendants in a number of litigation matters as further described in Item 3—Legal Proceedings of this Annual Report on Form 10-K. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts of damages. Litigation is inherently unpredictable, and the outcome of any particular proceeding can never be predicted with certainty. An adverse outcome in a litigation matter could, depending on the facts, have a material financial impact on our company.

In addition to its potential financial impact, litigation can have a significant adverse reputational impact. We depend to a large extent on our reputation for integrity and high-caliber professional services. Allegations of improper conduct made by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, whether valid or not, may harm our reputation, which may be damaging to our business.

Our results could suffer if the mutual fund industry continues to experience slower growth, or if actively managed equity funds continue to attract less investor attention.

A significant portion of our revenue is generated from products and services related to mutual funds. The mutual fund industry has experienced substantial growth over the past 30 years, but suffered along with the market downturn in 2008 and early 2009. Since then, fund assets have increased, but at a slower rate than in previous years. Based on Morningstar's estimates for U.S. mutual fund asset flows, long-term open-end funds had positive net inflows of approximately $243 billion in 2012. However, assets continued to flow out of actively managed stock funds, with investors heavily favoring fixed-income funds and passively managed vehicles. While equity funds had net outflows of approximately $104 billion in 2012, fixed-income funds experienced net inflows of more than $300 billion.

A significant portion of our fund research has historically focused on equity-related funds. In addition, Morningstar is best known for our data and analyst research on actively managed equity funds. Over the past several years, passively managed index funds have seen strong investor interest. This trend continued in 2012, as passively managed vehicles (both mutual funds and ETFs) had nearly $200 billion in net inflows, compared with $7 billion of net outflows for active products. Overall, we estimate that passively managed assets now account for about one-fourth of combined mutual fund and ETF assets.

Continued downturns or volatility in the financial markets, increased investor interest in other investment vehicles, or a lack of investor confidence could continue to reduce investor interest and investment activity. In addition, a continued lessening of investor interest in actively managed equity funds could decrease demand for our products.

Failing to differentiate our products and continuously create innovative, proprietary research tools may harm our competitive position and business results.

We attribute much of our company's success over the past 29 years to our ability to develop innovative, proprietary research tools, such as the Morningstar Rating, Morningstar Style Box, Ownership Zone, and Portfolio X-Ray. We believe these proprietary tools continue to provide us with a competitive advantage, but if tools similar to them become more broadly available through other channels, our competitive position and business results may suffer. Our competitive position and business results may also suffer if other companies are able to successfully introduce innovative, proprietary research tools that gain a wide following. Because of lower technology costs and the growth of open software platforms, we believe the barriers to entry for new competitors have declined, making it easier for new players to enter the market. Smaller companies may also be able to introduce new research tools that gain a wide following. We cannot guarantee that we will continue to successfully develop new product features and tools that differentiate our product offerings from those of our competitors.

Failing to respond to technological change, keep pace with new technology developments, or adopt a successful technology strategy may negatively affect our competitive position and business results.

We believe the technology landscape has been changing at an accelerating rate over the past several years. Changes in technology are fundamentally impacting the ways investors access data and content. Examples include the shift from local network to computing to cloud-based systems, the proliferation of wireless mobile devices, and rapid acceleration in the use of social media platforms. While some of these changes may offer business opportunities for Morningstar, we cannot guarantee that we will successfully adapt our product offerings to meet the rapidly changing technology landscape. We believe our history of rapid technological innovation and expertise in technology have historically given us a competitive advantage. As mentioned above, though, we believe that lower technology costs and growth in open software platforms have lowered barriers to entry for new competitors. Our competitive position and business results may suffer if we fail to develop new technologies to meet client demands, or if we adopt a technology strategy that doesn't align with changes in the market.

Competition could reduce our share of the investment research market and hurt our financial performance.

We operate in a highly competitive industry, with many investment research providers competing for business from individual investors, financial advisors, and institutional clients. We compete with many different types of companies that vary in size, product scope, and media focus, including large and well-established distributors of financial information, such as Bloomberg; Standard & Poor's, a division of The McGraw-Hill Companies; and Thomson Reuters. We compete with a variety of other companies in different areas of our business, which we discuss in greater detail in the Business Segments, Products, and Services section in Item 1-Business.

Many of our competitors have larger customer bases and significantly greater resources than we do. This may allow them to respond more quickly to new technologies and changes in demand for products and services, devote greater resources to developing and promoting their services, and make more attractive offers to potential clients, subscribers, and strategic partners. Industry consolidation may also lead to more intense competition. Increased competition could result in price reductions, reduced margins, or loss of market share, any of which could hurt our business, operating results, or financial condition.

The investment information industry is dominated by a few large players, and industry consolidation has increased in the past several years. If providers of data and investment analysis continue to consolidate, our competitive position may suffer.

Our operations outside of the United States are expanding and involve additional challenges that we may not be able to meet.

Our operations outside of the United States have expanded to $191.3 million in revenue in 2012 from $184.9 million in 2011. There are risks inherent in doing business outside the United States, including challenges in reaching new markets because of established competitors and limited brand recognition; difficulties in staffing, managing, and integrating non-U.S. operations; difficulties in coordinating and sharing information globally; differences in laws and policies from country to country; exposure to varying legal standards, including intellectual property protection laws; potential tax exposure related to transfer pricing and other issues; heightened risk of fraud and noncompliance; and currency exchange rates and exchange controls. These risks could hamper our ability to expand around the world, which may hurt our financial performance and ability to grow.

As our non-U.S. revenue increases as a percentage of consolidated revenue, fluctuations in foreign currencies present a greater potential risk. We don't engage in currency hedging or have any positions in derivative instruments to hedge our currency risk. Our reported revenue could suffer if certain foreign currencies decline relative to the U.S. dollar, although the impact on operating income may be offset by an opposing currency impact on locally based operating expense. In addition, because we use the local currency of our subsidiaries as the functional currency, our financial results are affected by the translation of foreign currencies into U.S. dollars.

The increasing concentration of data and development work carried out at our offshore facilities may have a negative impact on our business operations, products, and services.

We now have approximately 900 employees working in our data and technology development center in Shenzhen, China, or about one-fourth of our total workforce. Because China has a restrictive government under centralized control, we cannot predict the level of political and regulatory risk that may affect our operations. The concentration of development and data work carried out at this facility also involves operational risks for our network infrastructure. Any difficulties that we face in successfully maintaining our development center in China may harm our business and have a negative impact on the products and services we provide, particularly because of our increasing reliance on this facility.

We have approximately 360 employees who work at our data collection facility in Mumbai, India, which may also be subject to regulatory and political risk (including potential terrorist acts). Like the Shenzhen operation, these facilities also involve operational risks for our network infrastructure.

We could face liability for the information we publish, including information based on data we obtain from other parties.

We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research and ratings on corporate credit issuers. For example, investors may take legal action against us if they rely on published information that contains an error, or a company may claim that we have made a defamatory statement about it or its employees. We could also be subject to claims based on the content that is accessible from our website through links to other websites. We rely on a variety of outside parties as the original sources for the information we use in our published data. These sources include securities exchanges, fund companies, hedge funds, transfer agents, and other data providers. Accordingly, in addition to possible exposure for publishing incorrect information that results directly from our own errors, we could face liability based on inaccurate data provided to us by others. Defending claims based on the information we publish could be expensive and time-consuming and could adversely impact our business, operating results, and financial condition.

Our future success depends on our ability to recruit and retain qualified employees.

We experience competition for analysts and other employees from financial institutions and financial services organizations. These organizations generally have greater resources than we do and therefore may be able to offer significantly more attractive compensation packages to potential employees. Competition for these employees is intense, and we may not be able to retain our existing employees or be able to recruit and retain other highly qualified personnel in the future.

Our future success also depends on the continued service of our executive officers, including Joe Mansueto, our chairman, chief executive officer, and controlling shareholder. Joe is heavily involved in our day-to-day operations, business strategy, and overall company direction. The loss of Joe or other executive officers could hurt our business, operating results, or financial condition. We do not have employment agreements, non-compete agreements, or life insurance policies in place with any of our executive officers. They may leave us and work for our competitors or start their own competing businesses.

Failure to protect our intellectual property rights could harm our brand and ability to compete effectively.

The steps we have taken to protect our intellectual property may not be adequate to safeguard our proprietary information. Further, effective trademark, copyright, and trade secret protection may not be available in every country in which we offer our services. Our continued ability to market one or more of our products under their current names could be adversely affected in those jurisdictions where another person registers, or has a pre-existing registration on one or more of them. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete in the marketplace.

From time to time, we encounter jurisdictions in which one or more third parties have a pre-existing trademark registration in certain relevant international classes that may prevent us from registering our own marks in those jurisdictions. It is possible that our continued ability to use the "Morningstar" name or logo, either on a stand-alone basis or in association with certain products or services, could be compromised in those jurisdictions because of these pre-existing registrations. Similarly, from time to time, we encounter situations in certain jurisdictions where one or more third parties are already using the Morningstar name, either as part of a registered corporate name, a registered domain name or otherwise. Our ability to effectively market certain products and/or services in those locations could be adversely affected by these pre-existing usages.

Failing to maintain and protect our brand, independence, and reputation may harm our business. Our reputation and business may also be harmed by allegations made about possible conflicts of interest.

We believe that independence is at the core of our business, and our reputation is our greatest corporate asset. We offer products and services to our institutional clients, which include banks, brokerage firms, insurance companies, mutual fund companies, media outlets, and retirement plan providers and sponsors. Our institutional clients have generated a significant percentage of our consolidated revenue in recent years. We provide ratings, analyst research, and investment recommendations on mutual funds and other investment products offered and securities issued by our institutional clients. We also provide investment advisory and investment management services. The fact that our institutional clients pay us for certain products and services, as well as the fact that in some cases we make investment recommendations within the framework of client constraints, may create the perception that our ratings, research, and recommendations are not impartial.

This perception may undermine the confidence of our customers and potential customers in our reputation as a provider of independent research. Any such loss of confidence or damage to our reputation could hurt our business.

Any failure to uphold our high ethical standards and ensure that our customers have a consistently positive experience with us (either intentionally or inadvertently) could damage our reputation as an objective, honest, and credible source for investment research and information.

Our reputation may also be harmed by factors outside of our control, such as news reports about our clients or adverse publicity about certain investment products.

Control by a principal shareholder could adversely affect our other shareholders.

As of December 31, 2012, Joe Mansueto, our chairman and chief executive officer, owned approximately 53% of our outstanding common stock. As a result, he has the ability to control substantially all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of our assets. He also has the ability to control our management and affairs. This concentration of ownership may delay or prevent a change in control; impede a merger, consolidation, takeover, or other business combination involving Morningstar; discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company; or result in actions that may be opposed by other shareholders.

Fluctuations in our operating results may negatively affect our stock price.

We believe our business has relatively large fixed costs and low variable costs, which magnify the impact of revenue fluctuations on our operating results. As a result, a decline in our revenue may lead to a larger decline in operating income. A substantial portion of our operating expense is related to personnel costs, marketing programs, office leases, and other infrastructure spending, which generally cannot be adjusted quickly. Our operating expense levels are based on our expectations for future revenue. If actual revenue falls below our expectations, or if our expenses increase before revenues do, our operating results would be materially and adversely affected. In addition, we do not provide earnings guidance or hold one-on-one meetings with institutional investors and research analysts. Because of this policy and limited analyst coverage on our stock, our stock price may be volatile. If our operating results or other operating metrics fail to meet the expectations of outside research analysts and investors, the market price of our common stock may decline.

The future sale of shares of our common stock may negatively affect our stock price.

If our shareholders sell substantial amounts of our common stock, the market price of our common stock could fall. A reduction in ownership by Joe Mansueto or any other large shareholder could cause the market price of our common stock to fall. In addition, the average daily trading volume in our stock is relatively low. The lack of trading activity in our stock may lead to greater fluctuations in our stock price. Low trading volume may also make it difficult for shareholders to make transactions in a timely fashion.

Our shareholders may experience dilution in their ownership positions.

In the past, we've granted options to employees as a significant part of their overall compensation package. In 2006, we began granting restricted stock units to our employees and non-employee directors. As of December 31, 2012, our employees and non-employee directors held options to acquire 674,479 shares of common stock, 620,379 of which were exercisable at a weighted average price of approximately $22.66 per share. As of December 31, 2012, there were 745,927 restricted stock units outstanding, which have an average remaining vesting period of 33 months. Generally speaking, the company issues a share of stock when a restricted stock unit vests. To the extent that option holders exercise outstanding options to purchase common stock and shares are issued when restricted stock units vest, there will be further dilution. Future grants of stock options or restricted stock units may also result in dilution. We may raise additional funds through future sales of our common stock. Any such financing would result in additional dilution to our shareholders.

Stock option exercises, share repurchases, and other factors may create volatility in our cash flows.

Part of our cash provided by financing activities consists of proceeds from stock option exercises and excess tax benefits related to stock option exercises and vesting of restricted stock units. Excess tax benefits occur at the time a stock option is exercised if the intrinsic value of the option (the difference between the exercise price of the option and the fair value of our stock on the date of exercise) exceeds the fair value of the option at the time of grant. Similarly, excess tax benefits are generated upon vesting of restricted stock units when the market value of our common stock at vesting is greater than the grant price of the restricted stock units. These excess tax benefits reduce the cash we pay for income taxes in the year they are recognized. It is not possible to predict the timing of stock option exercises or the intrinsic value that will be realized. Because of this uncertainty, there may be additional volatility in our cash flows from financing activities.

In addition, our board of directors has authorized a share repurchase program allowing for the repurchase of up to $500 million of our outstanding common stock, of which $188.5 million remains available for future repurchases as of February 22, 2013. We may repurchase shares from time to time at prevailing market prices on the open market or in private transactions in amounts that management deems appropriate. Changes in the amount of repurchase activity from period to period may also cause volatility in our cash flows.

Item 1B. Unresolved Staff Comments

We do not have any unresolved comments from the Staff of the Securities and Exchange Commission regarding our periodic or current reports under the Exchange Act.

Item 2. Properties

As of December 31, 2012, we leased approximately 305,000 square feet of office space for our U.S. operations, primarily for our office located in Chicago, Illinois. We also lease approximately 351,000 square feet of office space in 24 other countries around the world, including 141,000 square feet in Shenzhen, China. We believe that our existing and planned office facilities are adequate for our needs and that additional or substitute space is available to accommodate growth and expansion.

Item 3. Legal Proceedings

Open Matters

Life's Good S.T.A.B.L. Hedge Fund

In September 2011, three individual investors in Life's Good S.T.A.B.L. Mortgage hedge fund (LG), Marta Klass, Gregory Martin, and Richard Roellig, filed a complaint in the United States District Court for the Eastern District of Pennsylvania against LG, its principal Robert Stinson, and several other parties, including Morningstar, Inc. (the Klass Matter). The plaintiffs claim that Morningstar committed fraud and aided and abetted the other defendants' breach of fiduciary duty through the 5-star rating LG obtained from Morningstar. The plaintiffs seek unspecified damages. Hedge fund managers self-report their performance data to Morningstar.

More than a year before the Klass Matter, in June 2010, the SEC filed suit against LG and other entities claiming they were part of a Ponzi scheme operated by Stinson. As a result, LG and the other entities were placed in court-appointed receivership. Morningstar was not part of the SEC suit or receivership. Since that time, the Receiver, as part of his duties, has been investigating whether to assert claims against third parties. Morningstar is aware of 14 lawsuits filed by the Receiver seeking to recover money for the fund.

In November 2011, Morningstar filed a motion to dismiss the Klass Matter. On behalf of the entities in receivership, the Receiver filed a motion to stay the proceedings because the Receivership Order does not permit suits against the entities in receivership without court permission. The court granted the Receiver's motion and stayed the Klass Matter. In April 2012, the Receiver filed a complaint against Morningstar, in which the Receiver claims that Morningstar is liable for contribution and aiding and abetting Stinson's breach of fiduciary duty and fraud through the 5-star rating LG obtained from Morningstar. The Receiver seeks unspecified damages. The same day the Receiver filed his complaint, Morningstar sought leave from the court to file a counter suit against Stinson and two of his entities-Keystone State Capital Corporation and LG-for, among other things, fraud, misrepresentation, and breach of user agreements. In June 2012, the court denied Morningstar's motion for leave to file suit. The court took no position on the merits of Morningstar's claims, and did not preclude Morningstar from renewing its motion to file a complaint at a later time, but deferred to the Receiver's request not to subject the receivership estate to additional litigation at this early point in the receivership. In August 2012, the court denied Morningstar's motion to dismiss the Receiver's complaint.

Morningstar believes the allegations against it by the Klass plaintiffs and the Receiver have no legal or factual basis and plans to vigorously contest the claims. Morningstar also intends to refile its affirmative claims against Stinson, Keystone, and LG at a later time consistent with the court's order. We cannot predict the outcome of the proceedings.

Business Logic Holding Corporation

In November 2009, Business Logic Holding Corporation filed a complaint in the Circuit Court of Cook County, Illinois against Ibbotson Associates, Inc. and Morningstar, Inc. relating to Ibbotson's prior commercial relationship with Business Logic. Business Logic is alleging breach of contract and trade secret misappropriation in connection with Ibbotson's development of a proprietary web-service software and user interface that connects plan participant data with the Ibbotson Wealth Forecasting Engine. Business Logic seeks, among other things, injunctive relief and unspecified damages. Ibbotson and Morningstar answered the complaint, and Ibbotson asserted a counterclaim against Business Logic alleging trade secret misappropriation and breach of contract, seeking damages and injunctive relief. While Morningstar and Ibbotson are vigorously contesting the claims against them, we cannot predict the outcome of the proceeding.

We have not provided an estimate of loss or range of loss in connection with the matters described above because no such estimate can reasonably be made.

Settled Matters

Egan-Jones Rating Co.

In June 2010, Egan-Jones Rating Co. filed a complaint in the Court of Common Pleas of Montgomery County, Pennsylvania against Realpoint, LLC (now known as Morningstar Credit Ratings, LLC) and Morningstar, Inc. in connection with a December 2007 agreement between Egan-Jones and Morningstar Credit Ratings for certain data-sharing and other services. In addition to damages, Egan-Jones filed a petition seeking an injunction to temporarily prevent Morningstar from offering corporate credit ratings through December 31, 2010. In September 2010, the court denied Egan-Jones's request for a preliminary injunction against Morningstar's corporate credit ratings business. In December 2012, Morningstar Credit Ratings, Morningstar, and Egan Jones entered into a settlement agreement resolving the litigation. All settlement terms are confidential.

Other Matters

In addition to these proceedings, we are involved in legal proceedings and litigation that have arisen in the normal course of our business. Although the outcome of a particular proceeding can never be predicted, we do not believe that the result of any of these other matters will have a material adverse effect on our business, operating results, or financial position.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the Nasdaq Global Select Market under the symbol "MORN".

The following table shows the high and low price per share of our common stock for the periods indicated, as reported on the Nasdaq Global Select Market:

	2012		2011	
	High	**Low**	High	Low
First Quarter	**$ 63.25**	**$ 56.23**	$ 60.46	$ 51.85
Second Quarter	**63.57**	**54.71**	60.95	56.30
Third Quarter	**63.08**	**56.35**	64.00	51.11
Fourth Quarter	**65.62**	**60.69**	61.59	54.01

As of February 22, 2013, the last reported price on the Nasdaq Global Select Market for our common stock was $68.90 per share, and there were 1,479 shareholders of record of our common stock.

In September 2010, our board of directors approved a quarterly dividend of 5 cents per share. The first dividend was paid on January 14, 2011 to shareholders of record on December 31, 2010. We paid a dividend during each quarter of 2011 and 2012. On December 7, 2012, our board of directors declared a dividend of 12.5 cents per share, payable on December 28, 2012 to shareholders of record as of December 17, 2012. This was our fifth dividend payment in 2012 because we opted to pay the dividend in December instead of in January 2013.

The following table shows the dividends declared and paid for the periods indicated:

	2012		2011	
	Dividends declared	**Dividends paid**	Dividends declared	Dividends paid
First Quarter	**$ 0.10**	**$ 0.10**	$ 0.05	$ 0.05
Second Quarter	**0.10**	**0.10**	0.05	0.05
Third Quarter	**0.10**	**0.10**	0.05	0.05
Fourth Quarter	**0.125**	**0.225**	0.10	0.05

Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, and other factors deemed relevant by the board of directors. Future indebtedness and loan facilities could also prohibit or restrict our ability to pay dividends and make distributions to our shareholders.

See Note 12 in our Notes to our Consolidated Financial Statements for a description of our equity compensation plans.

Issuer Purchases of Equity Securities*

The following table presents information related to repurchases of common stock we made through September 30, 2012 and during the three months ended December 31, 2012:

Period:	**Total number of shares purchased**	**Average price paid per share**	**Total number of shares purchased as part of announced programs (1)**	**Approximate dollar value of shares that may yet be purchased under the programs (1)**
Cumulative through September 30, 2012	**3,964,411**	**$ 58.39**	**3,964,411**	**$ 68,446,067**
October 1, 2012 – October 31, 2012	**380,375**	**63.55**	**380,375**	**$ 44,267,029**
November 1, 2012 – November 30, 2012	**328,276**	**63.26**	**328,276**	**$ 23,494,256**
December 1, 2012 – December 31, 2012	**383,533**	**63.68**	**383,533**	**$ 199,063,689**
Total	**5,056,595**	**$ 59.49**	**5,056,595**	

* Subject to applicable law, we may repurchase shares at prevailing market prices directly on the open market or in privately negotiated transactions in amounts that we deem appropriate.

(1) In September 2010, our board of directors approved a share repurchase program that authorized the purchase of up to $100 million of the outstanding common stock with an expiration date of December 31, 2012. In December 2011, the board approved an increase to this program. The board approval authorized the company to repurchase up to an additional $200 million in shares of our outstanding common stock. In December 2012, the board approved another increase to this program. The board approval authorized the company to repurchase up to an additional $200 million in shares of our outstanding common stock with a revised expiration date of December 31, 2014.

Rule 10b5-1 Sales Plans

Our directors and executive officers may exercise stock options or purchase or sell shares of our common stock in the market from time to time. We encourage them to make these transactions through plans that comply with Exchange Act Rule 10b5-1(c). Morningstar will not receive any proceeds, other than proceeds from the exercise of stock options, related to these transactions. The following table, which we are providing on a voluntary basis, shows the Rule 10b5-1 sales plans entered into by our directors and executive officers that were in effect as of February 1, 2013:

Item 6. Selected Financial Data

The selected historical financial data shown below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and related notes included elsewhere in this Annual Report on Form 10-K. We have derived our Consolidated Statements of Income Data and Other Consolidated Financial Data for the years ended December 31, 2012, 2011, and 2010 and Consolidated Balance Sheet Data as of December 31, 2012 and 2011 from our audited Consolidated Financial Statements included in this Annual Report on Form 10-K. The Consolidated Statements of Income Data and Other Consolidated Financial Data for the years ended December 31, 2009 and 2008 and Consolidated Balance Sheet Data as of December 31, 2010, 2009, and 2008 were derived from our audited Consolidated Financial Statements, as restated, that are not included in this Annual Report on Form 10-K.

Name and Position	Date of Plan	Plan Termination Date	Number of Shares to be Sold under the Plan	Timing of Sales under the Plan	Number of Shares Sold under the Plan through February 1, 2013	Projected Beneficial Ownership (1)
Jack Noonan Director	11/15/2012	5/2/2015	24,000	Shares to be sold under the plan if the stock reaches a specified price	—	60,695
Scott Cooley Chief Financial Officer	11/19/2012	12/31/2013	18,000	Shares to be sold under the plan on specified dates	—	18,323
David Williams Managing Director, Design	9/10/2008	12/31/2013	20,000	Shares to be sold under the plan if the stock reaches a specified price	6,000	69,876

During the fourth quarter of 2012 and first quarter of 2013, the previously disclosed Rule 10b5-1 sales plans for Chris Boruff, Scott Cooley, Bevin Desmond and her spouse, Cheryl Francis', Steve Kaplan, Cathy Odelbo, Don Phillips', Richard Robbins, and Paul Sturm completed or expired in accordance with their terms.

(1) This column reflects an estimate of the number of shares each identified director and executive officer will beneficially own following the sale of all shares under the Rule 10b5-1 sales plans identified above. This information reflects the beneficial ownership of our common stock on December 31, 2012, and includes shares of our common stock subject to options that were then exercisable or that will have become exercisable by March 1, 2013 and restricted stock units that will vest by March 1, 2013. The estimates do not reflect any changes to beneficial ownership that may have occurred since December 31, 2012. Each director and executive officer identified in the table may amend or terminate his or her Rule 10b5-1 sales plan and may adopt additional Rule 10b5-1 plans in the future.

Consolidated Statements of Income Data

(in thousands except per share amounts)	2008	2009	2010	2011	**2012**
Revenue	$ 502,457	$ 478,996	$ 555,351	$ 631,400	**$ 658,288**
Operating expense	363,581	354,323	434,292	492,985	**507,620**
Operating income	138,876	124,673	121,059	138,415	**150,668**
Non-operating income, net	4,252	2,934	6,732	1,709	**2,957**
Income before income taxes and equity in net income of unconsolidated entities	143,128	127,607	127,791	140,124	**153,625**
Income tax expense	54,423	46,775	42,756	43,658	**52,878**
Equity in net income of unconsolidated entities	1,321	1,165	1,422	1,848	**2,027**
Consolidated net income from continuing operations	90,026	81,997	86,457	98,314	**102,774**
Gain on sale of discontinued operations, net of tax	—	—	—	—	**5,188**
Consolidated net income	90,026	81,997	86,457	98,314	**107,962**
Net (income) loss attributable to noncontrolling interests	(397)	132	(87)	43	**117**
Net income attributable to Morningstar, Inc.	$ 89,629	$ 82,129	$ 86,370	$ 98,357	**$ 108,079**
Net income per share attributable to Morningstar, Inc.:					
Basic:					
Continuing operations	$ 1.94	$ 1.71	$ 1.75	$ 1.96	**$ 2.12**
Discontinued operations	—	—	—	—	**0.11**
Total	$ 1.94	$ 1.71	$ 1.75	$ 1.96	**$ 2.23**
Diluted:					
Continuing operations	$ 1.82	$ 1.65	$ 1.70	$ 1.92	**$ 2.10**
Discontinued operations	—	—	—	—	**0.10**
Total	$ 1.82	$ 1.65	$ 1.70	$ 1.92	**$ 2.20**
Dividends per common share:					
Dividends declared per common share	$ —	$ —	$ 0.05	$ 0.25	**$ 0.43**
Dividends paid per common share	$ —	$ —	$ —	$ 0.20	**$ 0.53**
Weighted average common shares outstanding:					
Basic	46,139	48,112	49,249	50,032	**48,497**
Diluted	49,213	49,793	50,555	50,988	**49,148**

Other Consolidated Financial Data

($000)	2008	2009	2010	2011	**2012**
Stock-based compensation expense (1):					
Restricted stock units	$ 7,571	$ 10,591	$ 12,545	$ 12,765	**$ 13,451**
Restricted stock	—	—	1,248	2,196	**5,013**
Stock options	3,710	1,002	—	342	**441**
Total stock-based compensation expense	$ 11,281	$ 11,593	$ 13,793	$ 15,303	**$ 18,905**
Cash provided by (used for) investing activities (2)	$ (179,124)	$ (174,675)	$ (87,949)	$ (110,767)	**$ 80,192**
Cash provided by (used for) financing activities (3)	$ 50,737	$ 25,320	$ 12,525	$ (32,596)	**$ (265,176)**
Cash provided by operating activities	$ 149,339	$ 101,256	$ 123,416	$ 164,976	**$ 145,996**
Capital expenditures	(48,519)	(12,372)	(14,771)	(23,322)	**(30,039)**
Free cash flow (4)	$ 100,820	$ 88,884	$ 108,645	$ 141,654	**$ 115,957**

Consolidated Balance Sheet Data

As of December 31 ($000)	2008	2009	2010	2011	**2012**
Cash, cash equivalents, and investments	$ 297,577	$ 342,553	$ 365,416	$ 470,192	**$ 321,418**
Working capital	179,819	236,595	254,556	341,400	**217,245**
Total assets	803,940	919,083	1,086,302	1,172,084	**1,041,952**
Deferred revenue (5)	130,270	127,114	146,267	155,494	**146,015**
Long-term liabilities	39,778	45,792	52,153	44,435	**57,692**
Total equity	530,245	665,789	781,425	857,016	**726,895**

(1) We account for our stock-based compensation expense in accordance with FASB ASC 718, Compensation—Stock Compensation. Our stock-based compensation expense reflects grants of restricted stock units, restricted stock, and stock options.

We began granting restricted stock units in May 2006 and have made additional grants each year since then. We measure the fair value of our restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. We amortize that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

Beginning in 2010, we began recording expense related to restricted stock issued with the acquisition of Realpoint, LLC. In May 2010, we issued 199,174 shares that will vest over five years from the date of grant. The restricted stock vests ratably over a five-year period from the acquisition date and may be subject to forfeiture if the holder terminates his or her employment during the vesting period. The expense in 2012 and 2011 includes $3.2 million and $0.4 million, respectively, for accelerated vesting of a portion of this restricted stock.

We did not grant any stock options in 2012. In 2011, we granted 92,201 stock options to our executive officers and non-employee directors. We estimate the fair value of our stock options on the date of grant using a Black-Scholes option-pricing model. We amortize the fair values to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

The total expense for stock-based compensation is distributed with other employee compensation costs in the appropriate operating expense categories of our Consolidated Statements of Income. Refer to Note 12 of the Notes to our Consolidated Financial Statements for more information on our stock-based compensation.

(2) Cash provided by (used for) investing activities consists primarily of cash used for acquisitions, purchases of investments, net of proceeds from the sale of investments, capital expenditures, purchases of equity and cost-method investments, and proceeds from the sale of businesses. The level of investing activities can vary from period to period depending on the level of activity in these categories. Refer to Item 7–Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources for more information concerning cash used for investing activities.

(3) Cash provided by (used for) financing activities consists primarily of proceeds from stock-option exercises and excess tax benefits. These cash inflows are offset by cash used to repurchase outstanding common stock through our share repurchase program, which we began in the fourth quarter of 2010 and dividend payments. Refer to Item 7–Management's Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources, for more information concerning cash provided by financing activities.

(4) Free cash flow is considered a non-GAAP financial measure under SEC regulations. We present this measure as supplemental information to help investors better understand trends in our business results over time. Our management team uses free cash flow to evaluate our business. Free cash flow is not equivalent to any measure required to be reported under GAAP, nor should this data be considered an indicator of liquidity. Moreover, the free cash flow definition we use may not be comparable to similarly titled measures reported by other companies.

(5) We frequently invoice or collect cash in advance of providing services or fulfilling subscriptions for our customers. These amounts are recorded as deferred revenue on our Consolidated Balance Sheets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion included in this section, as well as other sections of this Annual Report on Form 10-K, contains forward-looking statements as that term is used in the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations about future events or future financial performance. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, and often contain words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," or "continue." These statements involve known and unknown risks and uncertainties that may cause the events we discuss not to occur or to differ significantly from what we expect. For us, these risks and uncertainties include, among others, general industry conditions and competition, including current global financial uncertainty; the impact of market volatility on revenue from asset-based fees; damage to our reputation resulting from claims made about possible conflicts of interest; liability for any losses that result from an actual or claimed breach of our fiduciary duties; financial services industry consolidation; a prolonged outage of our database and network facilities; challenges faced by our non-U.S. operations; and the availability of free or low-cost investment information.

A more complete description of these risks and uncertainties can be found in Item 1A—Risk Factors of this Annual Report on Form 10-K. If any of these risks and uncertainties materialize, our actual future results may vary significantly from what we expected. We do not undertake to update our forward-looking statements as a result of new information or future events.

All dollar and percentage comparisons, which are often accompanied by words such as "increase," "decrease," "grew," "declined," "was up," "was down," "was flat," or "was similar" refer to a comparison with the same period in the prior year unless otherwise stated.

Understanding Our Company

Our mission is to create great products that help investors reach their financial goals. We offer an extensive line of data, software, and research products for individual investors, financial advisors, and institutional clients. We also offer asset management services for advisors, institutions, and retirement plan participants. Many of our products are sold through subscriptions or license agreements. As a result, we typically generate recurring revenue.

Morningstar has two operating segments: Investment Information and Investment Management. The Investment Information segment includes all of our data, software, and research products and services. These products and services are typically sold through subscriptions or license agreements. The Investment Management segment includes our asset management operations, which operate as registered investment advisors and earn more than half of their revenue from asset-based fees. We emphasize a decentralized approach to running our business to empower our managers and to create a culture of responsibility and accountability.

Over our 29-year history, we have focused primarily on organic growth by introducing new products and services and expanding our existing products. From 2006 through 2010, we also completed 24 acquisitions to support our growth strategies.

Business Model: Leveraging Fixed Investments

We leverage our investment databases by selling a wide variety of products in multiple media to three key investor segments around the world.

Fixed Investments:
Databases


MF
Mutual Funds
ST
Stocks
CE
Closed-End Funds
VA
Variable Annuities
ETF
Exchange-Traded Funds
SA
Separate Accounts
HF
Hedge Funds
529
529 Plan Portfolios
PL
Pension & Life
I
Identifiers
D
Documents
P
People
RT
Real-Time Data
EC
Energy & Commodity Data

Core Skills


Research
Technology
Design

Leveraged by:
Media


Print


Software


Internet and Services


Mobile

Audience


Individuals


Advisors


Institutions

Geography


Canada
United States
Brazil
Chile
Mexico
Denmark
France
Germany
Holland
Italy
Luxembourg
Norway
South Africa
Spain
Sweden*
Switzerland
United Kingdom
China
India
Japan
Korea
Singapore
Taiwan
Thailand
United Arab Emirates
Australia
New Zealand
*countries where we hold minority ownership position

Key Business Characteristics

Revenue

We generate revenue by selling a variety of investment-related products and services. We sell most of our products and services, including Morningstar Data, Morningstar Advisor Workstation, Morningstar Direct, Morningstar Equity Research, Retirement Solutions, and some of our structured credit research and ratings offerings, through license agreements. Our license agreements typically range from one to three years. We sell some of our other products, such as newsletters, Principia software, and Premium service on Morningstar.com, via subscriptions. These subscriptions are mainly offered for a one-year term, although we also offer terms ranging from one month to three years. We also sell advertising on our websites throughout the world.

For our Investment Advisory services, we generally base our fees on the scope of work and the level of service we provide and calculate them as a percentage of assets under advisement. We also earn fees relating to Morningstar Managed Portfolios and the managed retirement accounts offered through Morningstar Retirement Manager and Advice by Ibbotson that we calculate as a percentage of assets under management. Overall, revenue tied to asset-based fees accounted for about 12% of our consolidated revenue in 2012.

Deferred Revenue

We frequently invoice our clients and collect cash in advance of providing services or fulfilling subscriptions for our customers. As a result, we use some of this cash to fund our operations and invest in new product development. Deferred revenue is the largest liability on our Consolidated Balance Sheets and totaled $146.0 million as of December 31, 2012 and $155.5 million as of December 31, 2011. We expect to recognize this deferred revenue in future periods as we fulfill the service obligations under our subscription, license, and service agreements.

Significant Operating Leverage

Our business requires significant investments to create and maintain proprietary databases and content. We strive to leverage these costs by selling a wide variety of products and services to multiple investor segments, through multiple media, and in many geographical markets. In general, our businesses have high fixed costs, and we expect our revenue to increase or decrease more quickly than our expenses. We believe that while the fixed costs of the investments in our business are relatively high, the variable cost of adding customers is considerably lower, particularly as a significant portion of our products and services focus on Internet-based platforms and assets under management. At times, we will make investments in building our databases and content that will hurt our short-term operating results. During other periods, our profitability may improve because we're able to increase revenue without increasing our cost base at the same rate. When revenue decreases, however, the operating leverage in our business may reduce our profitability.

Operating Expense

We classify our operating expense into separate categories for cost of goods sold, development, sales and marketing, general and administrative, and depreciation and amortization, as described below. We include stock-based compensation expense, as appropriate, in each of these categories.

- *Cost of goods sold.* This category includes compensation expense for employees who produce the products and services we deliver to our customers. For example, this category covers production teams and analysts who write investment research reports. Cost of goods sold also includes other expense such as third-party data purchases, data lines, postage, printing, and shareholder servicing fees for Morningstar Managed Portfolios.

- *Development.* This category includes compensation expense for programmers, designers, and other employees who develop new products and enhance existing products. In some cases, we capitalize the compensation costs associated with certain development projects. This reduces the expense that we would otherwise report in this category. We amortize these capitalized costs over the estimated economic life of the software, which is generally three years, and include this expense in depreciation and amortization.

- *Sales and marketing.* This category includes compensation expense for our sales teams, product managers, and other marketing professionals. We also include the cost of advertising, direct mail campaigns, and other marketing programs to promote our products.

- *General and administrative.* This category consists mainly of compensation expense for each segment's management team, as well as human resources, finance, and support employees for each segment. The category also includes compensation expense for senior management and other corporate costs, including corporate systems, finance and accounting, legal, compliance, and facilities expense.

- *Depreciation and amortization.* Our capital expenditures consist of computers, leasehold improvements, and capitalized product development costs related to certain software development projects. We depreciate property and equipment primarily using the straight-line method based on the useful life of the asset, which ranges from three to seven years. We amortize leasehold improvements over the lease term or their useful lives, whichever is shorter. We amortize capitalized product development costs over their estimated economic life, which is generally three years. We also include amortization related to intangible assets, which is mainly driven by acquisitions, in this category. We amortize intangible assets using the straight-line method over their estimated economic useful lives, which range from one to 25 years.

International Operations

We have majority-owned operations in 25 countries outside of the United States and include these in our consolidated financial statements. We account for our minority-owned investments in Japan and Sweden using the equity method.

How We Evaluate Our Business

When our analysts evaluate a stock, they focus on assessing the company's estimated intrinsic value-the value of the company's future cash flows, discounted to their worth in today's dollars. Our approach to evaluating our own business works the same way.

Our goal is to increase the intrinsic value of our business over time, which we believe is the best way to create value for our shareholders. We do not make public financial forecasts for our business because we want to avoid creating any incentives for our management team to make speculative statements about our financial results that could influence the stock price, or to take actions that help us meet short-term forecasts but may not be in the long-term interest of building shareholder value.

We provide three specific measures that can help investors generate their own assessment of how our intrinsic value has changed over time:

- Revenue (including organic revenue);
- Operating income (loss); and
- Free cash flow, which we define as cash provided by or used for operating activities less capital expenditures.

Organic revenue is considered a non-GAAP financial measure under Securities and Exchange Commission (SEC) regulations. We define organic revenue as consolidated revenue excluding acquisitions, divestitures, and foreign currency translations. We present organic revenue because we believe it helps investors better compare our period-to-period results, and our management team uses this measure to evaluate the performance of our business.

Free cash flow is also considered a non-GAAP financial measure. We present this measure as supplemental information to help investors better understand trends in our business results over time. Our management team uses free cash flow to evaluate our business. Free cash flow is not equivalent to any measure required under U.S. generally accepted accounting principles (GAAP) and should not be considered an indicator of liquidity. Moreover, the free cash flow definition we use may not be comparable to similarly titled measures reported by other companies.

To evaluate how successful we've been in maintaining existing business for products and services that have renewable revenue, we calculate a retention rate. We use two different methods for calculating retention. For subscription-based products (including our print newsletters, Morningstar.com Premium Membership service, and Principia software), we track the number of subscriptions retained during the year. For products sold through contracts and licenses, we use the contract value method, which is based on tracking the dollar value of renewals compared with the total dollar value of contracts up for renewal during the period. We include changes in the contract value in the renewal amount, unless the change specifically results from adding a new product that we can identify. We also include variable-fee contracts in this calculation and use the previous quarter's actual revenue as the base rate for calculating the renewal percentage. The retention rate excludes setup and customization fees, migrations to other Morningstar products, and contract renewals that were pending as of January 31, 2013.

The Year 2012 in Review

Industry Overview

We monitor developments in the economic and financial information industry on an ongoing basis. We use these insights to help inform our company strategy, product development plans, and marketing initiatives.

Despite lingering concerns about the pending fiscal cliff and the strength of the economic recovery, the U.S. stock market finished 2012 with double-digit returns for the year, following only a slight positive return in 2011. Morningstar's U.S. Market Index, a broad market benchmark, ended the year up 16.3%. Global markets closed out the year with similarly strong results.

Total U.S. mutual fund assets rose to $13.0 trillion as of December 31, 2012, compared with $11.6 trillion as of December 31, 2011, based on data from the Investment Company Institute (ICI). Although aggregate cash flows to mutual funds were positive for the year, investors continued to heavily favor fixed-income funds rather than equity funds. Based on Morningstar's analysis of fund flow trends, fixed-income funds experienced net inflows of more than $300 billion in 2012, but equity funds had net outflows of approximately $100 billion. Global mutual fund assets showed a similar trend, with total assets increasing but asset flows favoring fixed-income funds.

Investors have also continued to favor passively managed index funds rather than actively managed portfolios. This trend continued in 2012, as passively managed vehicles had more than $260 billion in net inflows, compared with about $190 billion of net inflows for active products (both mutual funds and ETFs).

The number of mutual funds in the United States was essentially unchanged (excluding multiple share classes), with about 7,600 funds in both 2012 and 2011 based on ICI data. The number of global mutual funds rose to about 73,500 as of September 30, 2012, compared with about 72,000 as of September 30, 2011, based on ICI data.

ETFs continued to increase in popularity relative to traditional mutual funds. The U.S. ETF industry closed out 2012 with more than $1.3 trillion in assets under management based on ICI data, up from about $1 trillion at the end of 2011.

Based on data from ComScore, aggregate page views to financial and investment sites declined by about 9% in 2012, while the number of pages viewed per visit and time spent per visit were each down roughly 20%. The number of unique visitors, meanwhile, fell about 4%. We believe these trends reflect individual investors' continuing lower level of interest in financial- and investment-related content in the wake of the market downturn. For Morningstar.com, metrics such as pages viewed per visit, time spent per visit, and unique visitors also declined, although unique visitors rose slightly during the fourth quarter.

Amid these trends, we believe online advertising spending by financial services companies was weaker in 2012. Although Magna Global, a division of Interpublic Group, estimates that global online advertising revenue rose about 14% across all industries in 2012, financial services companies have been cautious about spending.

In the wake of the financial crisis of 2008 and 2009, regulators have continued to implement new rules for financial services companies globally. Many of these relate to financial advisor compensation, fees and expenses, investor disclosure, and the use of hedge funds and alternative investments. In the United Kingdom, for example, the Retail Distribution Review (RDR), which emphasizes increased regulation of advisory fees, higher professional standards for financial advisors, and an emphasis on "whole of market" investment solutions, became effective in December 2012. Advisors are now required to give clients a choice of all investment vehicles (including funds, ETFs, and other products) and demonstrate that they consider different investment options without bias. We believe this requirement may increase the business need for investment information on multiple investment types, which we offer through products such as Morningstar Direct and Morningstar Advisor Workstation.

In the European Union, Undertakings for Collective Investments in Transferable Securities (UCITS) is a set of EU directives designed to enable funds to operate across the EU based upon authorization from one state regulator. UCITS IV, which came into effect in July 2011, included requirements for a new Key Investor Information Document (KIID), an easy-to-read annual factsheet that replaces the Simplified Prospectus. Every UCITS fund that is promoted to retail investors is now required to produce a KIID and issue an updated copy each year. We've started using our data and production capabilities to help fund companies produce and distribute these documents.

In Australia, the government has introduced a series of Future of Financial Advice reforms, with implementation voluntary beginning in July 2012 and mandatory beginning in July 2013. Many of these related to fiduciary standards and compensation structures for financial advisors.

In the United States, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) into law in July 2010. Dodd-Frank creates a number of new regulatory, supervisory, and advisory bodies and touches on the regulation of virtually every aspect of U.S. financial markets and activities. Dodd-Frank also left numerous matters to be addressed through rulemaking and other regulatory action, giving the regulators significant discretion in many areas. As a result, the final shape and effect of the legislation are continuing to emerge.

Dodd-Frank included a number of corporate governance and disclosure requirements that apply to publicly traded companies generally. It also included changes to the regulatory framework for credit rating agencies granting the SEC more oversight over Nationally Recognized Statistical Rating Organizations (NRSROs), including our Morningstar Credit Ratings subsidiary. While we believe Dodd-Frank and related regulations will not have a significant effect on Morningstar (other than Morningstar Credit Ratings), we continue to monitor the potential impact on our clients.

We are also monitoring a pending amendment to the Department of Labor's ERISA underwriting exemptions that would expand the number of approved rating agencies. In many cases, market issuers favor ratings from ERISA-approved agencies. Morningstar Credit Ratings doesn't currently qualify as an ERISA-eligible agency under existing Department of Labor requirements, but would qualify under the proposed amendment.


Revenue from Acquisitions
2010
2011
2012
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D
Annuity intelligence business of Advanced Sales and Marketing Corp
1
31
Seeds Group
1
30
Morningstar Danmark A/S
1
30
Realpoint, LLC
3
2
Old Broad Street Research Ltd
12
11
Aegis Equities Research
1
31
Footnoted business of Financial Fineprint Inc.
1
31
Logical Information Machines, Inc
31
Canadian Investment Awards and Gala
16
Intech Pty Ltd
30
Andex Associates, Inc
30
Equity research and data business of C.P.M.S. Computerized Portfolio Mgmnt Services, Inc.
30
Global financial filings database business of Global Reports LLC
19
Total ($mil)
$47.9
$15.3
$0

Consolidated Results

Key Metrics ($000)	**2012**	2011	2010	**2012 Change**	2011 Change
Revenue	**$ 658,288**	$ 631,400	555,351	**4.3%**	13.7%
Operating income	**$ 150,668**	$ 138,415	121,059	**8.9%**	14.3%
Operating margin	**22.9%**	21.9%	21.8%	**1.0pp**	0.1pp
Cash provided by (used for) investing activities	**$ 80,192**	$ (110,767)	(87,949)	**NMF**	25.9%
Cash provided by (used for) financing activities	**$ (265,176)**	$ (32,596)	12,525	**713.5%**	NMF
Cash provided by operating activities	**$ 145,996**	$ 164,976	123,416	**(11.5)%**	33.7%
Capital expenditures	**(30,039)**	(23,322)	(14,771)	**28.8%**	57.9%
Free cash flow	**$ 115,957**	$ 141,654	$ 108,645	**(18.1)%**	30.4%

pp — percentage points
NMF — Not meaningful

As noted in How We Evaluate Our Business, we define free cash flow as cash provided by or used for operating activities less capital expenditures. Please refer to the discussion on page 62 for more detail.

Because we've made several acquisitions in recent years and had two divestitures in 2012, comparing our financial results from year to year is complex. To make it easier for investors to compare our results in different periods, we provide information on both organic revenue, which reflects our underlying business excluding acquisitions, divestitures, and the effect of foreign currency translations, and revenue from acquisitions and divestitures. We include an acquired operation as part of our revenue from acquisitions for 12 months after we complete the acquisition. After that, we include it in organic revenue. We include a divested operation as part of revenue from divestitures for 12 months after we complete the divestiture.

Consolidated organic revenue (revenue excluding acquisitions, divestitures, and the effect of foreign currency translations) is considered a non-GAAP financial measure. The definition of organic revenue we use may not be the same as similarly titled measures used by other companies. Organic revenue should not be considered an alternative to any measure of performance as promulgated under GAAP.

The table on the previous page shows the period in which we included each acquired operation in revenue from acquisitions.

Consolidated Revenue

In 2012, our consolidated revenue increased 4.3% to $658.3 million. We had no incremental revenue during 2012 from acquisitions. Our 2011 results included revenue of $1.1 million from businesses that we sold in 2012 and that did not recur in 2012. Currency movements had a negative effect, lowering revenue growth by $4.6 million. The euro, and to a lesser extent, the British pound, were the primary contributors to the negative currency impact.

Excluding acquisitions, divestitures, and the effect of foreign currency translations, our consolidated revenue rose by $32.6 million, or 5.2%, in 2012. Leading the growth was Morningstar Direct, followed by Morningstar Data. Morningstar Advisor Workstation and Integrated Web Tools also contributed to the organic revenue increase, although to a lesser extent. These factors helped offset the loss of business from the largest client in our Investment Management segment. As previously announced, this client began managing several fund-of-funds portfolios in-house in April 2012. We recognized $3.8 million in associated revenue in 2012 compared with $12.4 million in 2011.

In 2011, our consolidated revenue increased 13.7% to $631.4 million. We had $15.3 million in incremental revenue during 2011 from acquisitions completed in 2010, mainly reflecting incremental revenue from Morningstar Credit Ratings, LLC (formerly Realpoint, LLC) and, to a lesser extent, the annuity intelligence business of Advanced Sales and Marketing Corporation and Old Broad Street Research Ltd. (OBSR). Acquisitions contributed about 2.8 percentage points to our consolidated revenue growth. Currency movements also had a positive effect, contributing approximately 1.8 percentage points to revenue growth. The Australian dollar, and to a lesser extent, the British pound, the euro, and the Canadian dollar, were the primary contributors to the currency benefit.

Excluding acquisitions and the effect of foreign currency translations, our consolidated revenue rose $50.6 million, or 9.1%, in 2011, with increases across all major product lines. Leading the growth were Morningstar Direct and Investment Advisory Services, followed by Morningstar Integrated Web Tools, Morningstar Data, and Morningstar Advisor Workstation. Internet advertising sales from Morningstar.com, Retirement Solutions, and Structured Credit Ratings also contributed to the organic revenue increase, although to a lesser extent.

Contributors to Revenue Growth


15.5%
(4.7%)
15.9%
13.7%
4.3%

	2008	2009	2010	2011	**2012**
Acquisitions	6.2%	5.9%	10.0%	2.8%	**(0.2)%**
● Foreign currency translations	0.5%	(1.8)%	0.9%	1.8%	**(0.7)%**
● Organic growth	8.8%	(8.8)%	5.0%	9.1%	**5.2%**
Total	15.5%	(4.7)%	15.9%	13.7%	**4.3%**

The tables below reconcile consolidated revenue with organic revenue (revenue excluding acquisitions, divestitures, and the effect of foreign currency translations):

2012 vs. 2011 ($000)	**2012**	2011	**Change**
Consolidated revenue	**$ 658,288**	$ 631,400	**4.3%**
Less: acquisitions	**—**	—	**NMF**
Less: divestitures	**—**	(1,057)	**NMF**
Unfavorable effect of foreign currency translations	**4,620**	—	**NMF**
Organic revenue	**$ 662,908**	$ 630,343	**5.2%**

2011 vs. 2010 ($000)	2011	2010	Change
Consolidated revenue	$ 631,400	$ 555,351	13.7%
Less: acquisitions	(15,326)	—	NMF
Less: divestitures	—	—	NMF
Favorable effect of foreign currency translations	(10,116)	—	NMF
Organic revenue	$ 605,958	$ 555,351	9.1%

2010 vs. 2009 ($000)	2010	2009	Change
Consolidated revenue	$ 555,351	$ 478,996	15.9%
Less: acquisitions	(47,850)	—	NMF
Less: divestitures	—	—	NMF
Favorable effect of foreign currency translations	(4,362)	—	NMF
Organic revenue	$ 503,139	$ 478,996	5.0%

Quarterly Organic Revenue Growth


(1.6)%
2.7%
6.6%
12.2%
10.0%
11.2%
11.2%
4.6%
6.1%
4.7%
1.9%
8.1%

	2010 Q1	2010 Q2	2010 Q3	2010 Q4	2011 Q1	2011 Q2	2011 Q3	2011 Q4	**2012 Q1**	**2012 Q2**	**2012 Q3**	**2012 Q4**
Consolidated revenue growth	9.9%	13.9%	16.4%	23.2%	18.3%	18.3%	14.5%	4.9%	**5.9%**	**3.1%**	**0.6%**	**7.6%**
Less: acquisitions	(8.3)%	(10.6)%	(10.0%)	(11.0)%	(7.0)%	(3.7)%	(0.6)%	(0.2)%	**0.0%**	**0.0%**	**0.0%**	**0.7%**
Less: impact of foreign currency	(3.2)%	(0.6)%	0.2%	—	(1.3)%	(3.4)%	(2.6)%	(0.1)%	**0.2%**	**1.6%**	**1.3%**	**(0.2)%**
Organic revenue growth	(1.6)%	2.7%	6.6%	12.2%	10.0%	11.2%	11.2%	4.6%	**6.1%**	**4.7%**	**1.9%**	**8.1%**

International Revenue

Revenue from international operations was down slightly as a percentage of total revenue in 2012 compared with 2011 and up slightly compared with 2010. Our non-U.S. revenue was 29.1% of consolidated revenue in 2012, compared with 29.3% in 2011 and 28.3% in 2010. More than half of our international revenue came from Europe, with most of the remainder from Australia and Canada. Divested businesses contributed $1.0 million to 2011 revenue that did not recur in 2012.

Foreign currency translations had a negative effect on international revenue in 2012, but a positive effect in 2011. Foreign currency translations decreased revenue by $4.6 million in 2012, but increased revenue by $10.1 million in 2011. Excluding acquisitions, divestitures, and the effect of foreign currency translations, non-U.S. revenue rose 6.5% in 2012 and 7.7% in 2011, primarily reflecting stronger product sales in Europe and Canada, partially offset by lower revenue in Australia.

Revenue by Region ($mil)


$502.5
$479.0
$555.4
$631.4
$658.3

% of total	2008	2009	2010	2011	**2012**
● Asia (ex. Japan)	1.1%	1.2%	1.4%	1.5%	**1.5%**
● Australia	5.0%	5.3%	6.4%	6.3%	**5.8%**
Canada	3.2%	4.3%	4.6%	4.4%	**4.7%**
● Europe (ex. UK)	8.1%	7.7%	7.2%	7.8%	**7.6%**
Japan	0.8%	0.8%	0.7%	0.6%	**0.6%**
● United Kingdom	6.0%	7.7%	7.9%	8.5%	**8.6%**
U.S.	75.8%	73.0%	71.7%	70.7%	**70.9%**
○ Other	0.0%	0.0%	0.1%	0.2%	**0.4%**

International organic revenue (international revenue excluding acquisitions, divestitures, and the effect of foreign currency translations) is considered a non-GAAP financial measure. The definition of international organic revenue we use may not be the same as similarly titled measures used by other companies. International organic revenue should not be considered an alternative to any measure of performance as promulgated under GAAP.

The tables below present a reconciliation from international revenue to international organic revenue (international revenue excluding acquisitions, divestitures, and the impact of foreign currency translations):

($000)	**2012**	2011	**Change**
International revenue	**$ 191,341**	$ 184,930	**3.5%**
Less: acquisitions	**—**	—	**NMF**
Less: divestitures	**—**	(982)	**NMF**
Unfavorable effect of foreign currency translations	**4,620**	—	**NMF**
International organic revenue	**$ 195,961**	$ 183,948	**6.5%**

($000)	2011	2010	Change
International revenue	$ 184,930	$ 157,136	17.7%
Less: acquisitions	(5,561)	—	NMF
Less: divestitures	—	—	NMF
Favorable effect of foreign currency translations	(10,116)	—	NMF
International organic revenue	$ 169,253	$ 157,136	7.7%

($000)	2010	2009	Change
International revenue	$ 157,136	$ 129,160	21.7%
Less: acquisitions	(16,953)	—	NMF
Less: divestitures	—	—	NMF
Favorable effect of foreign currency translations	(4,362)	—	NMF
International organic revenue	$ 135,821	$ 129,160	5.2%

Largest Products Based on Revenue

Our five largest products based on revenue—Morningstar Data (previously Licensed Data), Morningstar Advisor Workstation, Morningstar Direct, Investment Advisory Services (previously Investment Consulting), and Morningstar.com—made up 63.9% of consolidated revenue in 2012. While the percentage of revenue made up by our top five products has remained relatively consistent over the past three years, the relative size of products within the top five has changed each year. Morningstar Data has been our largest product for the last three years.

Beginning in 2012, we reviewed the revenue classification for our Morningstar Data product. The Morningstar Data product now includes Morningstar Commodity Data. In addition, as part of our global product structure, we reviewed the revenue classification for our Investment Advisory Services (previously Investment Consulting) revenue to better align our non-U.S. operations with our U.S. product definitions. Subsequent to the first quarter, we made some additional, minor reclassifications for Morningstar Advisor Workstation and Morningstar.com. We reclassified the prior-year information for consistency with the current-year presentation. As presented in the tables below, these reclassifications changed the order of Advisor Workstation and Investment Advisory Services in our top five products in 2011, but did not have any effect on the order of our top five products in 2010.

Top Five Products (Segment) 2012	**Revenue ($000)**	**% of Consolidated Revenue**
Morningstar Data (formerly Licensed Data) (Investment Information)	**$ 150,352**	**22.8%**
Morningstar Advisor Workstation (Investment Information)	**84,264**	**12.8%**
Morningstar Direct (Investment Information)	**66,236**	**10.1%**
Investment Advisory Services (formerly Investment Consulting) (Investment Management)	**66,126**	**10.0%**
Morningstar.com (Investment Information)	**53,671**	**8.2%**

Top Five Products (Segment) 2011	Revenue ($000)	% of Consolidated Revenue
Morningstar Data (formerly Licensed Data) (Investment Information)	$ 140,594	22.3%
Morningstar Advisor Workstation (Investment Information)	77,882	12.3%
Investment Advisory Services (formerly Investment Consulting) (Investment Management)	71,253	11.3%
Morningstar.com (Investment Information)	56,352	8.9%
Morningstar Direct (Investment Information)	52,481	8.3%

Top Five Products (Segment) 2010	Revenue ($000)	% of Consolidated Revenue
Morningstar Data (formerly Licensed Data) (Investment Information)	$ 131,488	23.7%
Morningstar Advisor Workstation (Investment Information)	69,782	12.6%
Investment Advisory Services (formerly Investment Consulting) (Investment Management)	58,742	10.6%
Morningstar.com (Investment Information)	51,756	9.3%
Morningstar Direct (Investment Information)	38,069	6.9%

Retention and Renewal Rates

As discussed in How We Evaluate Our Business, we calculate retention and renewal rates to help measure how successful we've been in maintaining existing business for products and services that have renewable revenue. The following graph illustrates these two metrics over the past five years:

Retention and Renewal Rates


90–95%
80–85%
90–95%
90–95%
90–95%
60–65%
55–60%
65–70%
65–70%
65–70%
2008
2009
2010
2011
2012
2008
2009
2010
2011
2012
Renewal
(contract-based products)
Retention
(subscription-based products)

For contract-based products and services (such as Morningstar Data, Investment Advisory Services, Morningstar Direct, and Morningstar Advisor Workstation), we estimate that our weighted average renewal rate was between 90% and 95%, within the same range as 2011. While the loss of business from our largest client had a negative effect on the renewal rate for Investment Advisory Services, renewals for other major products were slightly higher, on average, than in 2011. The figure for contract-based products includes the effect of price changes and changes to the contract value upon renewal, as well as changes in the value of variable-fee contracts.

In 2012, we estimate that our retention rate for subscription-based products, such as Principia, Morningstar.com's Premium Membership service, and print and online newsletters, was between 65% and 70%, within the same range as 2011.

Consolidated Operating Expense

($000)	**2012**	2011	2010
Operating expense	**$ 507,620**	$ 492,985	$ 434,292
% change	**3.0%**	13.5%	22.6%
% of revenue	**77.1%**	78.1%	78.2%
Change	**(1.0)pp**	(0.1)pp	4.2pp

2012 vs. 2011

In 2012, our consolidated operating expense increased $14.6 million or 3.0%.

Higher salary expense of $14.0 million was the primary driver of the increase. The majority of the increase in salary expense reflects the full-year effect of regular pay raises and market adjustments made in July 2011, as well as regular pay raises made in July 2012. The rest of the increase represents the full-year salary impact of 2011 new hires and incremental expense for new hires in 2012. We review employee salaries annually and implemented salary adjustments in the third quarter of 2012 and 2011. We had approximately 3,495 employees worldwide as of December 31, 2012, compared with 3,465 as of December 31, 2011 and 3,225 as of December 31, 2010.

Higher professional fees, production expense, company-sponsored benefits, including matching contributions to our 401(k) plan in the United States, and stock-based compensation expense also contributed to the increase in operating expense, although to a lesser extent than the salary expense discussed above. Our stock-based compensation expense in 2012 includes $3.2 million for accelerated vesting of restricted stock issued to a former executive in the structured credit research unit when we acquired the business. Additional data purchases contributed to the $3.8 million growth in production expense.

Partially offsetting these increases was lower bonus expense of approximately $6.4 million in 2012. Lower discretionary spending, including advertising and marketing and travel expense also offset the increases. In addition, we capitalized $8.5 million of operating expense in 2012, primarily for software development. In comparison, we capitalized $5.3 million of operating expense in 2011.

General and administrative expense (G&A) in 2012 included about $1.6 million for a litigation settlement and an impairment charge for one of our smaller products. However, our results included a benefit of approximately $1.0 million for the resolution of a prior-year business tax expense matter. Conversely, our results in 2011 included $1.4 million of expense related to this business tax. Our G&A results for 2011 also included $3.2 million of expense for the separation agreement with our former chief operating officer. This expense did not recur in 2012.

Intangible amortization expense decreased $3.3 million, primarily because certain intangible assets from some of our earlier acquisitions are now fully amortized. In addition, our 2011 results included $1.6 million of expense for the accelerated amortization of certain trade names and the impairment of one trade name. Offsetting the decrease in amortization expense was higher depreciation expense of $3.5 million.

Operating expense as a percentage of revenue decreased 1.0 percentage point in 2012, as the 4.3% increase in revenue slightly outpaced the 3.0% increase in operating expense.

2011 vs. 2010

In 2011, our consolidated operating expense increased $58.7 million or 13.5%. We completed seven acquisitions in 2010. Because of the timing of these acquisitions, our results include operating expense that did not exist in 2010. Incremental operating expense from acquired businesses represented approximately $13.4 million, or 23%, of the increase.

Higher salary expense represented approximately 55%, or $32.0 million, of the total operating expense increase in 2011, reflecting additional hiring in 2011 and the full-year salary effect of 2010 new hires, and, to a lesser extent, additional headcount from acquisitions completed in 2010. Salary adjustments that were effective in July 2011 also contributed to the increase. We review employee salaries annually and have generally implemented salary adjustments in the third quarter. We had approximately 3,465 employees worldwide as of December 31, 2011, compared with 3,225 as of December 31, 2010 and 2,605 as of December 31, 2009. About half of the headcount growth in 2011 reflects continued hiring for our development centers in China and India, with most of the remainder in the United States. The latter includes about 30 employees hired in July 2011 in Chicago as part of the Morningstar Development Program, a two-year rotational training program for entry-level employees.

Incentive compensation and employee benefit costs represented approximately 24%, or $14.1 million, of the overall operating expense increase. Higher bonus expense and sales commissions both contributed to the growth in incentive compensation. Bonus expense rose $5.7 million, which was slightly offset by a $0.4 million gap between bonuses paid in the first quarter and the amount accrued in 2010. Although total bonuses paid were $0.4 million lower than the amount accrued, there were some greater differences by cost category, which we describe below. Sales commission expense was up $2.8 million, primarily in the United States and Europe. In 2011, we reinstated some of the benefits we temporarily suspended in previous years. This included increasing the matching contributions to our 401(k) plan in the United States, representing $2.3 million of additional expense.

Higher production expense, travel, and rent expense also contributed to operating expense growth, although to a lesser extent than the compensation-related items discussed above. Higher data purchases for our operations in the U.S. and Europe contributed to the $4.2 million growth in production expense. The $1.5 million increase in rent expense primarily reflects higher rent for our new office space in Shenzhen, China, and, to a lesser extent, for our office space in Chicago. Our 2010 results included an expense of $1.0 million to increase liabilities for vacant office space. This expense did not recur in 2011, partially offsetting the higher rent expense in 2011.

Intangible amortization expense increased $2.4 million. The increase primarily reflects amortization expense from 2010 acquisitions, and to a lesser extent, the accelerated amortization of certain trade names and the impairment of one trade name. The increase was partially offset by the runoff of amortization expense for certain intangible assets from some of our earlier acquisitions that are now fully amortized.

Our 2011 results include $3.2 million of expense for the separation agreement with our former chief operating officer. Operating expense in 2010 included $2.0 million related to the separation agreement between Morningstar and the former head of Morningstar Associates. This expense did not recur in 2011.

We capitalized $5.3 million of operating expense in 2011, primarily for software development within the Structured Credit Ratings business, Morningstar Commodity Data, and for Morningstar Direct. In 2010, we capitalized $0.8 million of operating expense for software development.

Operating expense as a percentage of revenue decreased 0.1 percentage points in 2011, as the 13.7% increase in revenue slightly outpaced the 13.5% increase in operating expense.

Cost of Goods Sold

($000)	**2012**	2011	2010
Cost of goods sold	**$ 195,347**	$ 182,132	$ 157,068
% change	**7.3%**	16.0%	22.1%
% of revenue	**29.7%**	28.8%	28.3%
Change	**0.9pp**	0.5pp	1.4pp
Gross profit	**$ 462,941**	$ 449,268	$ 398,283
% change	**3.0%**	12.8%	13.7%
Gross margin	**70.3%**	71.2%	71.7%
Change	**(0.9)pp**	(0.5)pp	(1.4)pp

Cost of goods sold is our largest category of operating expense, representing more than one-third of our total operating expense. Our business relies heavily on human capital, and cost of goods sold includes the compensation expense for employees who produce our products and services. Approximately one-half of our employees are included in this cost category.

Cost of goods sold rose $13.2 million in 2012 and $25.1 million in 2011. Higher salaries contributed approximately 55% and 50% of the total increase in 2012 and 2011, respectively, primarily from additional headcount. Higher production expense of $3.8 million and $4.2 million also contributed to the increase in both years, primarily from additional data purchases for our operations in the U.S. and Europe. Other compensation-related expense, primarily employee benefit costs, also contributed to the increase in 2012.

In 2011, higher bonus expense of $3.8 million for the 2011 annual bonus was offset by a $1.6 million reduction in bonus expense related to the prior-year bonus because we paid a smaller portion of the 2011 bonus to employees in this category. Please refer to the section, *Bonus Expense*, for additional information.

Approximately 20% of the increase in 2011 was related to acquisitions.

Our gross margin declined by about 0.9 percentage points and 0.5 percentage points in 2012 and 2011, respectively, as expenses in this category increased at a faster rate compared with revenue growth.

Development Expense

($000)	**2012**	2011	2010
Development expense	**$ 51,436**	$ 53,157	$ 49,244
% change	**(3.2)%**	7.9%	28.3%
% of revenue	**7.8%**	8.4%	8.9%
Change	**(0.6)pp**	(0.5)pp	0.9pp

Development expense decreased $1.7 million in 2012. We capitalized $8.5 million of operating expense in 2012 compared with $5.3 million in 2011 for software development, reducing the expense that we would otherwise report in this category. Lower bonus expense of $1.8 million also contributed to the decline. Higher salaries and other compensation-related expense for our development teams partially offset the favorable effect of the capitalized operating expense in 2012.

Development expense increased $3.9 million in 2011 mainly because of higher salaries, benefits, and bonus expense for our development teams. We capitalized $5.3 million of operating expense in 2011 and $0.8 million in 2010 for software development, reducing the expense that we would otherwise report in this category. Development expense from acquisitions also contributed to the increase in 2011, but to a lesser extent.

We had approximately 820 employees included in development expense as of December 31, 2012 compared with 830 as of December 31, 2011 and 760 as of December 31, 2010.

As a percentage of revenue, development expense was down slightly in 2012 and 2011, primarily reflecting the effect of capitalizing operating expense for software development.

Sales and Marketing Expense

($000)	**2012**	2011	2010
Sales and marketing expense	**$ 108,884**	$ 106,699	$ 95,473
% change	**2.0%**	11.8%	33.0%
% of revenue	**16.5%**	16.9%	17.2%
Change	**(0.4)pp**	(0.3)pp	2.2pp

Sales and marketing expense increased $2.2 million in 2012. Higher salary expense of $4.1 million and higher bonus expense of $1.5 million were partially offset by lower advertising and marketing expense and lower commissions. Full-year bonus expense was flat in 2012; however, in the first quarter of 2012, we paid a greater portion of the 2011 bonus to employees in this category compared with our initial estimate, contributing $1.0 million to the bonus expense recorded in 2012. Please refer to the section, Bonus Expense, for additional information.

Sales and marketing expense increased $11.2 million in 2011. Approximately 17% of the growth in sales and marketing expense in the year was related to acquisitions. Higher salary-related expense represents about 53% of the overall expense increase in 2011. Higher sales commission expense, other compensation-related expenses, and travel expense also contributed to the increase in the year. Lower bonus expense partially offset the increase.

As a percentage of revenue, sales and marketing expense was down in 2012 primarily reflecting lower advertising and marketing expense and commissions as a percentage of revenue. As a percentage of revenue, sales and marketing expense was down in 2011, primarily reflecting lower bonus expense as a percentage of revenue.

General and Administrative Expense

($000)	**2012**	2011	2010
General and administrative expense	**$ 108,857**	$ 108,084	$ 92,843
% change	**0.7%**	16.4%	11.1%
% of revenue	**16.5%**	17.1%	16.7%
Change	**(0.6)pp**	0.4pp	(0.8)pp

General and Administrative (G&A) expense rose $0.8 million in 2012. Higher professional fees and higher stock-based compensation expense contributed to the total increase in G&A. Our stock-based compensation expense in 2012 includes $3.2 million for accelerated vesting of restricted stock issued to a former executive in the structured credit research unit when we acquired the business. Lower bonus expense of $5.7 million in 2012 partially offset the increase. Current-year bonus expense was down $2.8 million. In addition, in the first quarter of 2011, we paid a greater portion of the 2010 bonus to employees in this category compared with our initial estimate, contributing $2.6 million to the bonus expense recorded in 2011. Please refer to the section, Bonus Expense, for additional information.

G&A expense in 2012 included about $1.6 million of expense for a litigation settlement and an impairment charge for one of our smaller products. However, as mentioned above, our 2012 results included a benefit of approximately $1.0 million from the resolution of a prior-year business tax expense matter. Conversely, our results for 2011 included $1.4 million of expense related to this business tax. G&A in 2011 also included $3.2 million for the separation agreement with our former chief operating officer. This expense did not recur in 2012.

G&A rose $15.2 million in 2011. Higher compensation-related expense including salaries, bonus expense, and other compensation-related costs contributed about 70% of the total increase in G&A expense. Bonus expense included in G&A expense increased $3.6 million in 2011. In the first quarter of 2011, we paid a greater portion of the 2010 bonus to employees in this category compared with our initial estimate, contributing $2.6 million of the full-year increase. Please refer to the section, *Bonus Expense*, for additional information. Higher rent expense, mainly for our office space in China and additional office space in Chicago, also contributed to the growth in G&A expense, although to a lesser extent.

G&A expense in 2011 included a $0.8 million reduction in sales tax accruals and a $2.0 million business tax rebate for our operations in China. Partially offsetting these two items was $1.4 million of business tax expense related to prior years. G&A expense in 2011 also includes $3.2 million of expense for the separation agreement with our former chief operating officer. Our 2010 results include $1.0 million to increase liabilities for vacant office space and $2.0 million related to a previously announced separation agreement between Morningstar and the former head of Morningstar Associates. These two expenses did not recur in 2011.

G&A expense as a percentage of revenue was down 0.6 percentage points in 2012 after increasing 0.4 percentage points in 2011.

Depreciation and Amortization Expense

($000)	**2012**	2011	2010
Depreciation expense	**$ 19,152**	$ 15,646	$ 14,814
Amortization expense	**23,944**	27,267	24,850
Total depreciation and amortization expense	**$ 43,096**	$ 42,913	$ 39,664
% change	**0.4%**	8.2%	24.1%
% of revenue	**6.5%**	6.8%	7.1%
Change	**(0.3)pp**	(0.3)pp	0.4pp

Depreciation expense rose $3.5 million in 2012, primarily related to increased capital expenditures for our operations in the United States. Depreciation expense increased $0.8 million in 2011, primarily related to our new office space in China.

Amortization expense decreased $3.3 million in 2012, primarily because certain intangible assets from some of our earlier acquisitions are now fully amortized. In addition, our 2011 results included $1.6 million of expense for the accelerated amortization of certain trade names and the impairment of one trade name. Amortization expense increased $2.4 million in 2011, reflecting amortization of intangible assets related to acquisitions, and to a lesser extent, the accelerated amortization of certain trade names and the impairment of one trade name. The increase was partially offset by the runoff of amortization expense for certain intangible assets from some of our earlier acquisitions that are now fully amortized.

We expect that amortization of intangible assets will be an ongoing cost for the remaining life of the assets. We estimate that aggregate amortization expense for intangible assets will be $21.2 million in 2013. Our estimates of future amortization expense for intangible assets may be affected by additional acquisitions, divestitures, changes in the estimated average useful lives, and currency translations.

As a percentage of revenue, depreciation and amortization expense was down slightly in 2012 and 2011.

Stock-Based Compensation Expense

Stock-based compensation expense relates to grants of restricted stock units (RSUs), restricted stock, and stock options.

($000)	**2012**	2011	2010
Restricted stock units	**$ 13,451**	$ 12,765	$ 12,545
Restricted stock	**5,013**	2,196	1,248
Stock options	**441**	342	—
Total stock-based compensation expense	**$ 18,905**	$ 15,303	$ 13,793

Restricted Stock Units: Our stock-based compensation expense related to RSUs has increased over the past three years. We began granting RSUs in May 2006 and have made additional grants each year since then. We recognize the expense related to RSUs over the vesting period, which is four years for employees and three years for non-employee directors. We estimate forfeitures for these awards and typically adjust the estimated forfeitures to actual forfeiture experience in the third quarter. The expense recorded in 2011 was favorably affected by $0.5 million for restricted stock units that were forfeited in the first quarter.

Restricted Stock: Beginning in 2010, we began recording expense related to restricted stock issued with the acquisition of Realpoint. In May 2010, we issued 199,174 shares that will vest over five years from the date of grant. The restricted stock vests ratably over a five-year period from the acquisition date and may be subject to forfeiture if the holder terminates his or her employment during the vesting period. The expense in 2012 and 2011 includes $3.2 million and $0.4 million, respectively, for accelerated vesting of a portion of this restricted stock.

Stock Options: We did not grant any stock options in 2012. In 2011, we granted 92,201 stock options to our executive officers and non-employee directors. These stock options vest ratably over a four-year period for executive officers and a three-year period for non-employee directors and expire 10 years after the date of grant. Using a Black-Scholes option pricing model, we estimated the fair value of these grants. We amortize this value to stock-based compensation expense ratably over the options' vesting period.

We estimate forfeitures of these awards and adjust the estimated forfeitures to actual forfeiture experience in the third quarter.

We describe our stock-based compensation in more detail in Note 12 of the Notes to our Consolidated Financial Statements.

Stock-based compensation is included in each of our operating expense categories, as shown below:

($000)	**2012**	2011	2010
Cost of goods sold	**$ 4,488**	$ 4,150	$ 3,473
Development	**1,928**	2,086	1,840
Sales and marketing	**1,937**	1,871	1,786
General and administrative	**10,552**	7,196	6,694
Stock-based compensation expense	**$ 18,905**	$ 15,303	$ 13,793
% change	**23.5%**	10.9%	19.0%
% of revenue	**2.9%**	2.4%	2.5%
Change	**0.5pp**	(0.1)pp	0.1pp

Based on grants of RSUs, stock options, and restricted stock made through December 31, 2012, we anticipate that stock-based compensation expense will be $13.5 million in 2013. This amount is subject to change based on additional equity grants or changes in our estimated forfeiture rate related to these grants.

Bonus Expense

The amount of bonus expense is not a fixed cost. Instead, the size of the bonus pool varies each year based on a number of items, including changes in full-year operating income relative to the previous year and other factors. We review and update our estimates and the bonus pool size quarterly, primarily based on our expectations for full-year operating income relative to budget. We record bonus expense throughout the year and pay annual bonuses to employees in the first quarter of the following year.

($000)	**2012**	2011	2010
Bonus expense	**$ 36,241**	$ 42,621	$ 37,322
% change	**(15.0)%**	14.2%	77.6%
% of revenue	**5.5%**	6.8%	6.7%
Change	**(1.3)pp**	0.1pp	2.3pp

Bonus expense, which we include in each of our operating expense categories, decreased $6.4 million in 2012 and increased $5.3 million in 2011.

Overall, bonus expense represented about 5.5%, 6.8%, and 6.7% of revenue in 2012, 2011, and 2010, respectively.

Bonus expense consisted of both the current-year bonus expense and the true-up related to the prior-year bonus accrual. We adjust the prior-year bonus estimate to the actual bonus payout during the first quarter, which is when the payout occurs. This true-up had a favorable effect of $0.1 million on total bonus expense in 2012 and $0.4 million in 2011. While total bonuses paid out in 2012 and 2011 were only slightly lower compared with the amounts expensed in 2011 and 2010, respectively, there were some differences by cost category. The table below presents the effect of these two factors by cost category and in total for 2012 and 2011.

Consolidated Operating Income

($000)	**2012**	2011	2010
Operating income	**$ 150,668**	$ 138,415	$ 121,059
% change	**8.9%**	14.3%	(2.9)%
Operating margin	**22.9%**	21.9%	21.8%
Change	**1.0pp**	0.1pp	(4.2)pp

Consolidated operating income increased $12.3 million in 2012, and our margin was up 1.0 percentage point in 2012. Our revenue growth of $26.9 million outpaced the increase in our costs of $14.6 million.

Bonus Expense

($000)	**2012**	2011	2010	**2012 Change**	2011 Change
Cost of goods sold:					
Current-year expense	**$ 16,873**	$ 18,957	$ 15,176	**$ (2,084)**	$ 3,781
Prior-year true-up	**116**	(1,577)	—	**1,693**	(1,577)
Total cost of goods sold	**16,989**	17,380	15,176	**(391)**	2,204
Development:					
Current-year expense	**6,629**	8,472	6,615	**(1,843)**	1,857
Prior-year true-up	**(950)**	(959)	—	**9**	(959)
Total development	**5,679**	7,513	6,615	**(1,834)**	898
Sales and marketing:					
Current-year expense	**3,698**	3,695	4,567	**3**	(872)
Prior-year true-up	**973**	(521)	—	**1,494**	(521)
Total sales and marketing	**4,671**	3,174	4,567	**1,497**	(1,393)
General and administrative:					
Current-year expense	**9,177**	11,945	10,964	**(2,768)**	981
Prior-year true-up	**(275)**	2,609	—	**(2,884)**	2,609
Total general and administrative	**8,902**	14,554	10,964	**(5,652)**	3,590
Total current-year expense	**36,377**	43,069	37,322	**(6,692)**	5,747
Total prior-year true-up	**(136)**	(448)	—	**312**	(448)
Total bonus expense	**$ 36,241**	$ 42,621	$ 37,322	**$ (6,380)**	$ 5,299

Lower bonus expense contributed 1.3 percentage points to our margin growth in 2012. In addition, capitalized operating expense for software development contributed 0.5 percentage points to our margin growth in 2012. Higher salaries and other compensation-related expense as a percentage of revenue partially offset these increases.

Consolidated operating income increased $17.4 million, and our margin was up slightly in 2011. We had revenue growth of $76.0 million, which outpaced expense growth of $58.7 million.

Capitalized operating expense for software development contributed 0.7 percentage points to our margin growth in 2011. Higher salaries and other compensation-related expense as a percentage of revenue partially offset the benefit of the capitalized operating expense. In addition, acquisitions had a slight negative effect on the margin.

Consolidated Revenue and Operating Income ($000)


Consolidated revenue
Operating income
$502,457
$478,996
$555,351
$631,400
$658,288
$138,876
$124,673
$121,059
$138,415
$150,668
2008
2009
2010
2011
2012

	2008	2009	2010	2011	**2012**
Revenue % change	15.5%	(4.7)%	15.9%	13.7%	**4.3%**
Operating income % change	18.7%	(10.2)%	(2.9)%	14.3%	**8.9%**
Operating margin %	27.6%	26.0%	21.8%	21.9%	**22.9%**
Change	0.7pp	(1.6)pp	(4.2)pp	0.1pp	**1.0pp**

Consolidated Free Cash Flow

As described in more detail above, we define free cash flow as cash provided by or used for operating activities less capital expenditures. We present free cash flow solely as supplemental disclosure to help investors better understand how much cash is available after we spend money to operate our business. Our management team uses free cash flow to evaluate our business. Free cash flow is not a measure of performance set forth under GAAP. Also, the free cash flow definition we use may not be comparable to similarly titled measures used by other companies.

We generated positive free cash flow in 2012, 2011, and 2010 as our cash provided by operating activities has consistently exceeded capital expenditures, as shown below:

($000)	**2012**	2011	2010	**2012 Change**	2011 Change
Cash provided by operating activities	**$ 145,996**	$ 164,976	$ 123,416	**(11.5)%**	33.7%
Capital expenditures	**(30,039)**	(23,322)	(14,771)	**28.8%**	57.9%
Free cash flow	**$ 115,957**	$ 141,654	$ 108,645	**(18.1)%**	30.4%

Free cash flow decreased $25.7 million in 2012 and increased $33.0 million in 2011.

Cash provided by operating activities: Cash provided by operating activities decreased $19.0 million in 2012, reflecting the negative cash flow effect of changes in operating assets and liabilities, a $9.3 million increase in cash paid for taxes, and a $5.3 million increase in bonuses paid in the first quarter of 2012, partially offset by higher net income (adjusted for non-cash items). We made cash payments of $47.4 million for income taxes in 2012, compared with $38.1 million in 2011. We made bonus payments of $42.8 million in the first quarter of 2012, compared with $37.5 million in the first quarter of 2011.

Cash provided by operating activities increased $41.6 million in 2011, reflecting the positive cash flow effect of changes in operating assets and liabilities and higher net income (adjusted for non-cash items), partially offset by a $16.1 million increase in bonuses paid in the first quarter of 2011. We made bonus payments of $37.5 million in the first quarter of 2011, compared with $21.4 million in the first quarter of 2010.

($000)	**2012**	2011	2010	**2012 Change**	2011 Change
Consolidated net income	**$ 107,962**	$ 98,314	$ 86,457	**$ 9,648**	$ 11,857
Adjustments to reconcile consolidated net income to net cash flows from operating activities:					
Excess tax benefits from stock-option exercises and vesting of restricted stock units	**(7,210)**	(9,525)	(7,507)	**2,315**	(2,018)
Depreciation and amortization expense	**43,096**	42,913	39,664	**183**	3,249
Stock-based compensation expense	**18,905**	15,303	13,793	**3,602**	1,510
Gain on sale of discontinued operations, net of tax	**(5,188)**	—	—	**(5,188)**	—
Loss on sale of cost-method investment	**2,034**	—	—	**2,034**	—
Holding gain upon acquisition of additional ownership of equity-method investments	**—**	—	(4,564)	**—**	4,564
All other non-cash items included in net income	**5,447**	(4,455)	(888)	**9,902**	(3,567)
Changes in operating assets and liabilities, net of effects of acquisitions:					
Cash paid for bonuses	**(42,820)**	(37,464)	(21,360)	**(5,356)**	(16,104)
Cash paid for income taxes	**(47,355)**	(38,054)	(37,624)	**(9,301)**	(430)
Cash paid related to adjusting the tax treatment of certain stock options originally considered incentive stock options	**—**	—	(4,887)	**—**	4,887
Cash paid for separation agreements	**(137)**	(4,113)	—	**3,976**	(4,113)
Accounts receivable	**(17,124)**	(3,858)	(23,652)	**(13,266)**	19,794
Deferred revenue	**7,769**	9,578	5,752	**(1,809)**	3,826
Income taxes—current	**46,150**	48,805	42,193	**(2,655)**	6,612
Accrued compensation	**34,096**	51,753	38,413	**(17,657)**	13,340
Other assets	**223**	2,728	(2,341)	**(2,505)**	5,069
Accounts payable and accrued liabilities	**1,173**	(4,821)	(759)	**5,994**	(4,062)
All other	**(1,025)**	(2,128)	726	**1,103**	(2,854)
Cash provided by operating activities	**$ 145,996**	$ 164,976	$ 123,416	**$ (18,980)**	$ 41,560

To provide investors with additional insight into our financial results, we provide a comparison between the change in consolidated net income and the change in operating cash flow.

In 2012, the decrease in cash from operations more than offset the positive change in net income adjusted for non-cash items, primarily because of the negative cash flow effect of accounts receivable and accrued compensation. An increase in cash paid for income taxes and cash paid for bonuses also contributed to the decrease.

In 2011, the increase in cash from operations exceeded the change in net income adjusted for non-cash items, primarily because of the positive cash flow effect of accounts receivable, accrued compensation, and income taxes—current. In addition, the cash flow from operations in 2010 includes a $4.9 million payment related to adjusting the tax treatment of certain stock options originally considered incentive stock options (ISOs). This payment did not recur in 2011. These items, which favorably affected the year-over-year comparison, were partially offset by the increase in bonus payments in 2011. Cash provided by operating activities in 2011 also reflects $4.1 million of payments for separation agreements with two former executives.

FASB ASC 718, *Compensation—Stock Compensation*, requires that we classify excess tax benefits as a financing activity, which contributes to the difference between net income and cash from operations. In 2012 and 2011, we classified $7.2 million and $9.5 million, respectively, of excess tax benefits as financing activities. We describe these excess tax benefits in the Liquidity and Capital Resources section.

Capital expenditures: We spent $30.0 million for capital expenditures in 2012, primarily for computer hardware and software, internally developed capitalized software, and spending for an expansion of office space in Chicago.

Segment Results

Key Metrics ($000)	2012	2011	2010	2012 Change	2011 Change
Revenue					
Investment Information	**$ 529,984**	$ 500,909	$ 444,957	**5.8%**	12.6%
Investment Management	**128,304**	130,491	110,394	**(1.7)%**	18.2%
Consolidated revenue	**$ 658,288**	$ 631,400	$ 555,351	**4.3%**	13.7%
Operating income (loss)					
Investment Information	**$ 150,700**	$ 131,514	$ 127,740	**14.6%**	3.0%
Investment Management	**61,127**	69,649	56,816	**(12.2)%**	22.6%
Intangible amortization and corporate depreciation expense	**(33,674)**	(34,659)	(32,094)	**(2.8)%**	8.0%
Corporate unallocated	**(27,485)**	(28,089)	(31,403)	**(2.2)%**	(10.6)%
Consolidated operating income	**$ 150,668**	$ 138,415	$ 121,059	**8.9%**	14.3%
Operating margin					
Investment Information	**28.4%**	26.3%	28.7%	**2.1pp**	(2.4)pp
Investment Management	**47.6%**	53.4%	51.5%	**(5.8)pp**	1.9pp
Consolidated operating margin	**22.9%**	21.9%	21.8%	**1.0pp**	0.1pp

We spent $23.3 million for capital expenditures in 2011, primarily for computer hardware and software, internally developed capitalized software, and leasehold improvements.

In 2012, capital expenditures increased $6.7 million, primarily for capitalized software and computer hardware and software for our U.S. operations and internally developed capitalized software.

Investment Information Segment

The Investment Information segment includes all of our data, software, and research products and services. These products are typically sold through subscriptions or license agreements.

The largest products in this segment based on revenue are Morningstar Data (formerly Licensed Data), Morningstar Advisor Workstation (including Morningstar Office), Morningstar Direct, Morningstar.com, Morningstar Integrated Web Tools, and Morningstar Principia. Morningstar Data is a set of investment data spanning all of our investment databases, including real-time pricing and commodity data, and is available through electronic data feeds. Advisor Workstation is a web-based investment planning system for advisors. Advisor Workstation is available in two editions: Morningstar Office for independent financial advisors and an enterprise edition for financial advisors affiliated with larger firms. Morningstar Direct is a web-based institutional research platform. Morningstar.com includes both Premium Memberships and Internet advertising sales. Morningstar Integrated Web Tools is a set of services that help institutional clients build customized websites or enhance their existing sites with our online tools and components. Principia is our CD-ROM-based investment research and planning software for advisors.

The Investment Information segment also includes Morningstar Equity Research, which we distribute through several channels. We sell Morningstar Equity Research to companies that purchase our research for their own use or provide our research to their affiliated advisors or individual investor clients. The segment also includes Morningstar Credit Research and Morningstar Structured Credit Ratings. The latter is provided by Morningstar Credit Ratings, LLC, a Nationally Recognized Statistical Rating Organization specializing in structured finance. It offers securities ratings, research, surveillance services, and data to help institutional investors identify risk in commercial mortgage-backed securities (CMBS).

We also offer a variety of financial communications and newsletters, other institutional and advisor software, and investment indexes.

This segment represented approximately 80% of our consolidated revenue in 2012, 2011, and 2010.

Investment Information Segment ($000)


Revenue
$390,693
$386,642
$444,957
$500,909
$529,984
Operating income
$138,659
$138,429
$127,740
$131,514
$150,700
2008
2009
2010
2011
2012

	2008	2009	2010	2011	**2012**
Revenue % change	19.3%	(1.0)%	15.1%	12.6%	**5.8%**
Operating income % change	20.9%	(0.2)%	(7.7)%	3.0%	**14.6%**
Operating margin %	35.5%	35.8%	28.7%	26.3%	**28.4%**
Change	0.5pp	0.3pp	(7.1)pp	(2.4)pp	**2.1pp**

Revenue

In 2012, Investment Information segment revenue increased $29.1 million, or 5.8%, to $530.0 million. Our software, data, and investment research product lines all contributed to the revenue growth. Morningstar Direct, Morningstar Data, and Morningstar Advisor Workstation were the main contributors to revenue growth in 2012, partially offset by lower revenue for Morningstar.com. In addition, our 2011 results included revenue of about $1.1 million from businesses that we sold in 2012 that did not recur in 2012.

Investment Information segment revenue increased $56.0 million, or 12.6%, to $500.9 million in 2011. Acquisitions contributed $13.5 million of revenue in 2011, primarily from Morningstar Credit Ratings, LLC and to a lesser extent from the annuity intelligence business of Advanced Sales and Marketing Corporation (ASMC), Morningstar Denmark, and OBSR. Revenue from acquisitions represented approximately 3 percentage points of the revenue increase in 2011. Excluding acquisitions, our software, data, and investment research product lines all contributed to the revenue growth. Organic revenue for our software product lines was up $26.2 million, driven by Morningstar Direct, and to a lesser extent by Morningstar Integrated Web Tools, Advisor Workstation, and Morningstar.com. Morningstar Data and Morningstar Credit Ratings drove revenue growth in our data and investment research product lines, respectively.

Morningstar Direct was the largest contributor to the increase in segment revenue in both 2012 and 2011. Morningstar Direct contributed approximately 43% and 39% of the organic revenue growth for the segment in 2012 and 2011, respectively. The number of licenses for Morningstar Direct increased to 7,435 worldwide, compared with 6,144 as of December 31, 2011 and 4,773 as of December 31, 2010, with strong growth in both the United States and internationally. The growth reflects additional licenses for both new and existing clients, and, to a lesser extent, client migrations from both Institutional Workstation and Morningstar EnCorr to Morningstar Direct.

Morningstar Data was the second-largest contributor to segment revenue growth in both 2012 and 2011, reflecting strong renewal rates and new client contracts for managed products data. Morningstar Data gives institutions access to a full range of proprietary investment data spanning numerous investment databases, including real-time pricing data and commodity data. The data packages we offer include proprietary statistics, such as the Morningstar Style Box and Morningstar Rating, and a wide range of other data, including information on investment performance, risk, portfolios, operations data, fees and expenses, cash flows, and ownership.

Higher revenue from Morningstar Integrated Web Tools and Advisor Workstation (mainly Morningstar Office) also contributed to revenue growth in 2012 and 2011, but to a lesser extent. The number of U.S. licenses for Morningstar Advisor Workstation increased to 162,904 as of December 31, 2012 compared with 160,287 as of December 31, 2011, and 157,395 as of December 31, 2010. The increase in the number of U.S. licenses compared with December 31, 2010 was partially due to incremental licenses added through our acquisition of ASMC. Lower revenue for Principia partially offset the higher revenue from these two products. Principia subscriptions totaled 26,807 as of December 31, 2012, down from 31,270 as of December 31, 2011 and 32,681 as of December 31, 2010.

Revenue for Morningstar.com, which includes Internet advertising sales and Premium Membership subscriptions, decreased in 2012, but contributed to the growth in the segment's revenue in 2011. Revenue was down in 2012 because of declining paid Premium subscriptions, primarily in the United States, and a difficult advertising sales market. The increase in 2011 Morningstar.com revenue was driven entirely by higher Internet advertising sales. Internet advertising revenue decreased 4.2% in 2012 compared with an increase of 18.8% in 2011. Premium subscriptions for the U.S. version of Morningstar.com declined to 123,899 as of December 31, 2012, compared with 130,354 as of December 31, 2011 and 138,149 as of December 31, 2010. However, consistent with the trend over the past few years, we moderately increased subscription prices for U.S. Premium Membership in both January 2012 and 2011, which partly offset the revenue decline associated with the lower subscription levels. Newsletter revenue declined in both 2012 and 2011, primarily because of lower advertising sales for our trade magazines in Australia.

Revenue for our investment research products was up in 2012 and 2011, mainly reflecting higher revenue for equity and fund research. Structured Credit Ratings also contributed to the increase in 2011, but was up only slightly in 2012. Revenue growth was slow in 2012 because of competitive pricing pressure. Within the structured credit ratings business in 2011, we had strong revenue growth earlier in the year driven by new issue rating assignments in the CMBS market. In 2011, we rated 13 new issue CMBS deals, more than double the number in 2010.

Operating Income

In 2012, operating income for the Investment Information segment increased $19.2 million, or 14.6%, as revenue rose more than operating expense.

Operating expense was up $9.9 million in 2012. Higher salary-related expense, which increased $11.3 million compared with 2011, was the primary contributor to the increase. Company-sponsored benefits, including matching contributions to our 401(k) plan in the United States, stock-based compensation expense, and production expense also contributed to the increase in operating expense, although to a lesser extent than salary expense. Our stock-based compensation expense in 2012 includes $3.2 million for accelerated vesting of a portion of a restricted stock grant. Additional data purchases for our operations in the United States and Europe contributed to the growth in production expense.

Lower incentive compensation, including bonus expense and commissions, and discretionary costs, including advertising, marketing, and travel, partially offset the higher expense. Bonus expense decreased $4.6 million in 2012.

The Investment Information segment's operating margin increased 2.1 percentage points in 2012, primarily reflecting lower bonus expense as a percentage of revenue, and, to a lesser extent, lower commission expense and discretionary spending as a percentage of revenue. Lower bonus expense contributed 1.2 percentage points to the margin improvement in 2012.

In 2011, operating income for the Investment Information segment increased $3.8 million, or 3.0%, as revenue grew more than operating expense.

Operating expense was up $52.2 million in 2011. Additional costs from acquisitions contributed approximately 18% of this increase. Higher salary-related expense and incentive compensation, including sales commission and bonus expense, contributed about 71% of the overall expense increase. Higher salary-related expense reflects additional hiring in 2011 and the full-year salary impact of 2010 new hires, and, to a lesser extent, additional headcount from acquisitions completed in 2010. Salary adjustments that were effective in July 2011 also contributed to the growth in salary expense. Costs for employee benefits, including health care and matching contributions to our 401(k) plan in the United States, contributed about 9% of the increase in 2011.

The Investment Information segment's operating margin decreased 2.4 percentage points in 2011, primarily because of higher salary expense as a percentage of revenue, and, to a lesser extent, employee benefit and bonus costs as a percentage of revenue. Higher salary expense contributed 2.0 percentage points to the decline in 2011. Acquisitions had only a minor effect on the segment margin.

Investment Management Segment

The Investment Management segment includes all of our asset management operations, which earn more than half of their revenue from asset-based fees.

The key products and services in this segment based on revenue are Investment Advisory Services (formerly Investment Consulting), which focuses on investment monitoring and asset allocation for multimanager portfolios, including mutual funds and variable annuities; Retirement Solutions, including the Morningstar Retirement Manager and Advice by Ibbotson platforms; and Morningstar Managed Portfolios, a fee-based discretionary asset management service that includes a series of mutual fund, ETF, and stock portfolios tailored to meet a range of investment time horizons, risk levels, and investment strategies that financial advisors can use for their clients' taxable and tax-deferred accounts.

Our Investment Advisory Services business has multiple fee structures, which vary by client. In general, we seek to receive asset-based fees for any work we perform that involves managing investments or acting as a subadvisor to investment portfolios. For any individual contract, we may receive flat fees, variable asset-based fees, or a combination of the two. Some of our contracts include minimum fee levels that provide us with a flat payment up to a specified asset level, above which we also receive variable asset-based fees. In the majority of our contracts that include variable asset-based fees, we bill clients quarterly in arrears based on average assets for the quarter. The method of calculation varies by client; some contracts include provisions for calculating average assets based on daily data, while others use weekly or monthly data. Other contracts may include provisions for monthly billing or billing based on assets as of the last day of the billing period rather than on average assets.

In our Retirement Solutions business, our contracts may include one-time setup fees, technology licensing fees, asset-based fees for managed retirement accounts, fixed and variable fees for advice and guidance, or a combination of these fee structures. Our Retirement Solutions business also includes plan sponsor and custom target-date consulting arrangements. Fees for these services may be based on the level of assets under advisement in these arrangements.

We do not disclose a fee range for our Investment Advisory Services and Retirement Solutions businesses because our fee structures are customized by client. In addition, we believe disclosing a fee range would be detrimental to our competitive position. We disclose changes in the nature of the underlying services we provide or their associated fee structures (for example, a change from flat fees to asset-based fees) in our SEC filings to the extent that they are material to our financial results.

For Morningstar Managed Portfolios, we charge asset-based fees, which are based on a tiered schedule that depends on the client's account balance. Fees for our mutual fund and ETF portfolios generally range from 30 to 40 basis points. We charge fees of 55 basis points for our customized stock portfolios.

In addition, we offer Managed Portfolios through our subsidiary Ibbotson Associates Australia, which provides asset management services primarily to institutional clients and individual investors.

This segment represented approximately 20% of our consolidated revenue in 2012, 2011, and 2010, respectively.

Investment Management Segment ($000)

	2008	2009	2010	2011	**2012**
Revenue	$111,764	$92,354	$110,394	$130,491	**$128,304**
Operating income	$60,396	$52,889	$56,816	$69,649	**$61,127**
Revenue % change	3.7%	(17.4)%	19.5%	18.2%	**(1.7)%**
Operating income % change	9.0%	(12.4)%	7.4%	22.6%	**(12.2)%**
Operating margin %	54.0%	57.3%	51.5%	53.4%	**47.6%**
Change	2.6pp	3.3pp	(5.8)pp	1.9pp	**(5.8)pp**

Revenue

Investment Management segment revenue decreased $2.2 million, or 1.7%, in 2012. Our largest client in the Investment Management segment began managing several fund-of-funds portfolios in-house in April 2012. We recognized $3.8 million in associated revenue in 2012 compared with $12.4 million in 2011. Excluding the loss of this business, Investment Advisory Services revenue was up $3.4 million in 2012. Revenue for Morningstar Managed Portfolios, and to a lesser extent, Retirement Solutions, also rose in 2012, partially offsetting the loss of business discussed above.

Investment Management segment revenue increased $20.1 million, or 18.2%, in 2011. Revenue from acquisitions was $1.9 million, primarily from the OBSR and Seeds acquisitions. Excluding acquisitions, revenue was up across all three of our key product and service lines in 2011. Investment Advisory Services was the primary driver of the revenue increase and was driven by higher revenue in the United States and, to a lesser extent, in Europe. Retirement Solutions and Managed Portfolios also contributed to the revenue increase, but to a lesser extent. Managed Portfolios for Ibbotson Associates Australia was down, partially offsetting the revenue growth.

The variable annuity industry, which accounted for approximately 15% of Investment Management segment revenue in 2012, continues to face challenges. Accordingly, we expect there will be further pressure on revenue from clients in the variable annuity industry.

We had $81.4 million in revenue from asset-based fees in 2012, a slight decrease of $0.3 million compared with $81.7 million in 2011. In 2010, revenue from asset-based fees was $67.7 million. Revenue from asset-based fees made up approximately 12.4% of consolidated revenue in 2012, down slightly from 12.9% in 2011. Within the Investment Management segment, revenue from asset-based fees made up slightly more than 60% of segment revenue over the past three years.

Total assets under advisement and management were $149.5 billion as of December 31, 2012, a decrease from $180.9 billion as of December 31, 2011 and up slightly from $149.2 billion as of December 31, 2010. As mentioned above, our largest Investment Management client began managing several fund-of-fund portfolios in-house in April 2012. These portfolios represented $11.8 billion of our assets as of December 31, 2011. In addition, a change in the scope of services we provide to an existing client during the fourth quarter of 2012 lowered our assets by about $42.9 billion. About $22 billion of the total assets as of December 31, 2011 compared with December 31, 2010 reflects additional assets for existing clients' fund-of-funds programs for which we now receive asset-based fees. The increase in assets represents incremental growth for an existing revenue stream.

The asset totals as of the end of each year don't fully reflect the change in average asset levels during the year. The asset-based fees we earn are primarily based on average asset levels during each quarter. Average assets under advisement and management (calculated based on available quarterly or monthly data) were approximately $180.6 million in 2012, up 9.3% from $165.3 billion in 2011, and up 52.1% from $118.7 billion in 2010.

Assets under Advisement and Management for Investment Advisory Services

	As of December 31		
($ billions)	**2012**	2011	2010
Assets under advisement—United States	**$ 89.0**	$ 135.6	$ 107.2
Assets under advisement and management—International	**5.3**	1.9	0.8
Total	**$ 94.3**	$ 137.5	$ 108.0

We provided Investment Advisory Services on $94.3 billion in assets as of December 31, 2012 compared with $137.5 billion in assets as of December 31, 2011 and $108.0 billion in assets as of December 31, 2010.

The asset totals include relationships for which we receive basis-point fees, including consulting arrangements and other agreements where we act as a portfolio construction manager for a mutual fund or variable annuity. We also provide Investment Advisory services for some assets for which we receive a flat fee; we do not include these assets in the total reported above.

Excluding changes related to new contracts and cancellations, changes in the value of assets under advisement can come from two primary sources: gains or losses related to overall trends in market performance, and net inflows or outflows caused when investors add to or redeem shares from these portfolios.

Assets under advisement and management decreased $43.2 billion, or 31.4%, compared with December 31, 2011. As mentioned above, our largest Investment Management client began managing several fund-of-funds portfolios in-house in April 2012. These portfolios represented $11.8 billion, or 8.6% of our Investment Advisory Services assets under advisement and management as of December 31, 2011. In addition, a change in the scope of services we provide to an existing client lowered our assets by about $42.9 billion. Excluding these effects, assets under advisement and management rose 8.3%, primarily reflecting asset inflows and market performance.

Total assets under advisement and management for Investment Advisory Services as of December 31, 2011 increased 27.3% compared with December 31, 2010. Approximately 75% of the increase reflects additional assets for existing clients' fund-of-funds programs for which we now receive asset-based fees. The remainder of the increase reflects net client inflows and market performance.

We cannot separately quantify cash inflows and outflows for these portfolios because we do not have custody of the assets in the majority of our investment management businesses. The information we receive from many of our clients does not separately identify the effect of cash inflows and outflows on asset balances for each period. We also cannot precisely quantify the effect of market appreciation or depreciation because the majority of our clients have discretionary authority to implement their own portfolio allocations.

Assets under Advisement and Management for Retirement Solutions

($ billions)	2012	2011	2010
		As of December 31	
Assets under management	**$ 25.1**	$ 19.9	$ 19.6
Assets under advisement	**22.1**	17.5	15.5
Total	**$ 47.2**	$ 37.4	$ 35.1

Assets under management for managed retirement accounts increased to $25.1 billion as of December 31, 2012 compared with $19.9 billion as of December 31, 2011 and $19.6 billion as of December 31, 2010. Assets under advisement for plan sponsor and custom target-date arrangements increased to $22.1 billion as of December 31, 2012, compared with $17.5 billion as of December 31, 2011 and $15.5 billion as of December 31, 2010.

We cannot separately quantify the factors affecting assets under management and advisement for our managed retirement accounts. These factors primarily consist of employer and employee contributions, plan administrative fees, market movements, and participant loans and hardship withdrawals. We cannot quantify the impact of these other factors because the information we receive from the plan providers does not separately identify these transactions or the changes in balances caused by market movement.

The table below shows the number of retirement plan participants who had access to the services offered through our Retirement Solutions programs, as well as the number of plan sponsors and plan providers that provide this access.

	2012	2011	2010
		As of December 31	
Plan participants (millions)	**24.6**	24.7	23.5
Plan sponsors (approximate)	**202,000**	192,000	150,000
Plan providers	**25**	25	23

Morningstar Managed Portfolios

Revenue for Morningstar Managed Portfolios increased $2.9 million in 2012. The growth mainly reflects higher average asset levels during 2012 compared with 2011. Assets under management for Morningstar Managed Portfolios were $4.7 billion as of December 31, 2012, compared with $3.1 billion as of December 31, 2011, reflecting positive market performance and strong net inflows. Revenue for Morningstar Managed Portfolios increased $2.4 million in 2011, reflecting higher average asset levels during 2011 compared with 2010. Assets under management for Morningstar Managed Portfolios were $3.1 billion as of December 31, 2011 compared with $2.7 billion as of December 31, 2010, reflecting strong net inflows.

Ibbotson Associates Australia Managed Portfolios

Revenue for Ibbotson Associates Australia Managed Portfolios declined about $0.7 million in 2012 and $1.1 million in 2011. The lower revenue mainly reflects slightly lower average assets levels during 2012 compared with 2011 and 2011 compared with 2010. Assets under management for Ibbotson Australia totaled $3.3 billion as of December 31, 2012, up from $2.9 billion as of December 31, 2011, and down slightly compared with $3.4 billion as of December 31, 2010.

Operating Income

Operating income for the Investment Management segment decreased $8.5 million, or 12.2%, in 2012. In 2011, operating income increased $12.8 million, or 22.6%. In 2012, revenue increased less than operating expense.

Operating expense in the segment rose $6.3 million, or 10.4%, in 2012. Operating expense rose primarily because of higher professional fees and compensation-related expense, including higher salaries and commissions, in the United States as well as higher expense for operations outside of the United States. Lower bonus expense of $2.6 million partially offset these factors.

In 2011, operating expense in this segment rose $7.3 million, or 13.6%. Additional costs from acquisitions contributed approximately 25% of the total operating expense increase. Excluding acquisitions, higher operating expenses for operations outside of the United States contributed the majority of the operating expense growth. Higher salaries and professional fees also contributed to the increase, but to a lesser extent. Bonus expense was essentially unchanged from the previous year. Operating expense in 2010 included $2.0 million related to a separation agreement between Morningstar and the former head of Morningstar Associates. This expense did not recur in 2011.

Operating margin decreased 5.8 percentage points to 47.6% in 2012, as operating expense growth exceeded the growth in revenue. Higher professional fees, costs for operations outside the United States, and salary expense, all as a percentage of revenue, contributed to the margin decline. Lower bonus expense as a percentage of revenue partially offset these increases.

The segment's operating margin increased 1.9 percentage points to 53.4% in 2011, as revenue growth exceeded the change in operating expenses. Lower salary expense and bonus expense as a percentage of revenue contributed to the increase, partially offset by higher expenses outside of the United Stated and higher professional fees as a percentage of revenue. In addition, acquisitions had a slight negative effect on the margin in 2011. The 2010 margin was negatively affected by the $2.0 million separation agreement, which reduced the 2010 margin by approximately 2.0 percentage points.

Corporate Items

This category includes general corporate costs, which we do not allocate to our business segments. The corporate items category also includes amortization expense related to intangible assets recorded for acquisitions and capitalization of internal product development costs. The table below shows the components of corporate items that affected our consolidated operating income:

($000)	**2012**	2011	2010
Amortization expense	**$ 23,944**	$ 27,267	$ 24,850
Depreciation expense	**9,730**	7,392	7,244
Corporate unallocated expense	**27,485**	28,089	31,403
Corporate items	**$ 61,159**	$ 62,748	$ 63,497
% change	**(2.5)%**	(1.2)%	(4.7)%

Amortization of intangible assets decreased $3.3 million in 2012 primarily because certain intangible assets from some of our earlier acquisitions are now fully amortized. In addition, our 2011 results included $1.6 million of expense for the accelerated amortization of certain trade names and the impairment of one trade name. Amortization expense increased $2.4 million in 2011, reflecting amortization of intangible assets related to acquisitions, and to a lesser extent, the accelerated amortization of certain trade names and the impairment of one trade name. The increase was partially offset by the runoff of amortization expense for certain intangible assets from some of our earlier acquisitions that are now fully amortized.

As of December 31, 2012 and December 31, 2011, respectively, we had $116.7 million and $139.8 million of net intangible assets. We amortize these assets over their estimated lives, ranging from one to 20 years. We estimate that aggregate amortization expense for intangible assets will be approximately $21.2 million in 2013.

Depreciation expense for corporate items increased $2.3 million in 2012 primarily related to increased capital expenditures for our operations in the United States. Depreciation expense did not change significantly in 2011.

Corporate unallocated expense decreased $0.6 million in 2012. In 2012, we capitalized $8.5 million of expense for software development, compared with $5.3 million in 2011, favorably affecting the year-over-year comparison. In addition, our corporate unallocated expense for 2011 included $3.2 million of expense for the separation agreement with our former chief operating officer. This expense did not recur in 2012. Higher professional fees, salaries, and production expense partially offset these favorable items.

Corporate unallocated expense decreased $3.3 million in 2011. In 2011, we capitalized $5.3 million of expense for software development, compared with $0.8 million in 2010, favorably affecting the year-over-year comparison. Lower professional fees also contributed to the decrease, although to a lesser extent. In addition, a $1.0 million expense related to vacant office space recorded in 2010 did not recur in 2011, favorably affecting the comparison with the previous year. Higher salaries partially offset these favorable items. In addition, our corporate unallocated expense for 2011 includes $3.2 million of expense for the separation agreement with our former chief operating officer.

Equity in Net Income of Unconsolidated Entities, Non-Operating Income (Expense), and Income Tax Expense

Equity in Net Income of Unconsolidated Entities

($000)	**2012**	2011	2010
Equity in net income of unconsolidated entities	**$ 2,027**	$ 1,848	$ 1,422

Equity in net income of unconsolidated entities includes our portion of the net income (loss) of Morningstar Japan K.K. (MJKK), Morningstar Sweden AB, and beginning in the fourth quarters of 2011 and 2012, YCharts, Inc. (YCharts) and Inquiry Financial Europe AB, respectively. In the first six months of 2010, this category also included our portion of the net income (loss) of Morningstar Denmark. Equity in net income of unconsolidated entities is primarily from our position in MJKK.

In September 2012, we acquired a 34% minority equity stake in Inquiry Financial Europe AB for $3.6 million, paid in cash. In November 2011, we acquired a 22% minority equity stake in YCharts for $2.5 million, paid in cash.

In July 2010, we acquired an additional 75% ownership interest in Morningstar Danmark A/S (Morningstar Denmark), increasing our ownership percentage to 100%. As a result, we no longer account for our investment in Morningstar Denmark using the equity method. Beginning in the third quarter of 2010, we consolidate the assets, liabilities, and results of operations of Morningstar Denmark in our Consolidated Financial Statements.

We describe our investments in unconsolidated entities in more detail in Note 9 of the Notes to our Consolidated Financial Statements.

Non-Operating Income (Expense)

The following table presents the components of net non-operating income (expense):

($000)	**2012**	2011	2010
Interest income	**$ 5,464**	$ 3,679	$ 2,718
Interest expense	**(311)**	(1,318)	(281)
Other income (expense), net	**(2,196)**	(652)	4,295
Non-operating income, net	**$ 2,957**	$ 1,709	$ 6,732

Interest income mainly reflects interest from our investment portfolio. Interest income in 2012 also includes approximately $0.7 million of interest income related to the $1.0 million of business tax refund for prior years recorded in 2012, as discussed above in the section, Consolidated Results. The increase in interest income in 2011 reflects higher balances of cash equivalents and investments.

In 2011, interest expense included $0.9 million related to the $1.4 million of business tax expense for prior years recorded in 2011, as discussed above in the section Consolidated Results.

In 2012, other income (expense), net included a loss of $2.0 million on the sale of our investment in Bundle. We previously accounted for this investment using the cost method. In 2010, other income (expense), net included a holding gain of approximately $4.6 million. This gain represented the difference between the estimated fair value and the book value of our investment in Morningstar Denmark at the date of acquisition.

Other income (expense), net also includes foreign currency exchange gains and losses arising from the ordinary course of business related to our U.S. and non-U.S. operations, realized gains and losses from our investment portfolio, gains and losses on sale of fixed assets, and royalty income from MJKK. The net other expense in 2011 primarily represented unrealized exchange losses on foreign currency denominated balances.

Income Tax Expense

The following table summarizes the components of our effective tax rate:

($000)	**2012**	2011	2010
Income before income taxes and equity in net income of unconsolidated entities	**$ 153,625**	$ 140,124	$ 127,791
Equity in net income of unconsolidated entities	**2,027**	1,848	1,422
Net (income) loss attributable to the noncontrolling interest	**117**	43	(87)
Total	**$ 155,769**	$ 142,015	$ 129,126
Income tax expense	**$ 52,878**	$ 43,658	$ 42,756
Effective tax rate	**33.9%**	30.7%	33.1%

For a reconciliation of the U.S. federal tax rate to our effective income tax rate, refer to Note 15 of the Notes to our Consolidated Financial Statements.

Our effective tax rate in 2012 was 33.9%, an increase of 3.2 percentage points compared with 30.7% in 2011. The higher tax rate in 2012 reflects lower tax credits and incentives in the current year, as well as certain deferred income tax benefits recorded in 2011.

In 2011, our effective tax rate was 30.7%, a decrease of 2.4 percentage points compared with 33.1% in 2010. The lower tax rate in 2011 reflects:

- the positive effect of increased tax credits and incentives related to Morningstar's research and development activities;
- our domestic production activities (Section 199) deduction, some of which relate to prior years;
- effects of tax audit settlements; and
- the recognition of certain deferred income tax benefits.

Additionally, in 2010, the use of foreign net operating losses that had previously been subject to a valuation allowance reduced our effective tax rate. This benefit did not recur in 2011.

In 2012, we recorded a net increase of $0.5 million of gross unrecognized tax benefits, which increased our income tax expense. As of December 31, 2012, we had $12.7 million of gross unrecognized tax benefits, of which $12.7 million, if recognized, would reduce our effective income tax rate and decrease our income tax expense by $10.4 million. As of December 31, 2011, we had $12.2 million of gross unrecognized tax benefits, of which $11.9 million, if recognized, would reduce our effective income tax rate and decrease our income tax expense by $9.8 million.

As of December 31, 2012, our Consolidated Balance Sheet included a current liability of approximately $6.6 million and a non-current liability of $5.7 million for unrecognized tax benefits. As of December 31, 2011, our Consolidated Balance Sheet included a current liability of $5.3 million and a non-current liability of $6.2 million for unrecognized tax benefits. These amounts include interest and penalties, less any associated tax benefits.

We have not provided federal and state income taxes on accumulated undistributed earnings of certain foreign subsidiaries, because these earnings have been permanently reinvested. Approximately 42% of our cash, cash equivalents, and investments as of December 31, 2012 is held by our operations outside of the United States. As such, we believe that our cash balances and investments in the United States, along with cash generated from our U.S. operations, will be sufficient to meet our U.S. operating and cash needs for the foreseeable future, without requiring us to repatriate earnings from these foreign subsidiaries. It is not practicable to determine the amount of the unrecognized deferred tax liability related to the undistributed earnings.

We are currently under audit by federal and various state and local tax authorities in the United States, as well as tax authorities in certain non-U.S. jurisdictions. It is likely that the examination phase of some of these audits will conclude in 2013. It is not possible to estimate the effect of current audits on previously recorded unrecognized tax benefits.

Liquidity and Capital Resources

We believe our available cash balances and investments, along with cash generated from operations, will be sufficient to meet our operating and cash needs for at least the next 12 months. We invest our cash reserves in cash equivalents and investments, consisting primarily of fixed-income securities. We maintain a conservative investment policy for our investments and invest a portion of these assets in municipal securities with high-quality stand-alone credit ratings. We also invest a portion of our investments balance (approximately 25% as of December 31, 2012) in proprietary Morningstar portfolios. These portfolios may consist of stocks, bonds, options, mutual funds, or ETFs. Investments in our portfolio have a maximum maturity of two years; the weighted average maturity is approximately one year. Approximately 58% of our cash, cash equivalents, and investments as of December 31, 2012 was held by our operations in the United States, down from about 80% as of December 31, 2011. We used cash generated from our operations in the United States to fund our share repurchase program and dividends to shareholders.

We intend to use our cash, cash equivalents, and investments for general corporate purposes, including working capital and funding future growth. To date, we have not needed to access any significant commercial credit and have not attempted to borrow or establish any lines of credit.

In 2012, we paid dividends of $25.5 million. On December 7, 2012, our board of directors approved a payment of a dividend of 12.5 cents per share payable on December 28, 2012 to shareholders of record as of December 17, 2012. This was our fifth dividend payment in 2012 because we opted to pay the dividend in December instead of in January 2013. We expect to make a recurring dividend payment of 12.5 cents per share in 2013. In February 2013, our board of directors declared a dividend of 12.5 cents per share. The dividend is payable on April 30, 2013 to shareholders of record as of April 12, 2013.

In December 2012, the board approved an increase to our $300 million share repurchase program. The board approval authorized us to repurchase up to an additional $200 million in shares of our outstanding common stock, bringing the total amount authorized under the program to $500 million. We may repurchase shares from time to time at prevailing market prices on the open market or in private transactions in amounts that we deem appropriate. In 2012, we repurchased a total of 4,258,258 shares for approximately $256.5 million, of which $4.7 million was settled and paid early in the first quarter of 2013. As of December 31, 2012, we had repurchased a total of 5,056,595 shares for $300.9 million under this program.

Cash, Cash Equivalents, and Investments ($000 as of Dec. 31)


$297,577
$342,553
$365,416
$470,192
$321,418
2008
2009
2010
2011
2012
% change
15.1%
15.1%
6.7%
28.7%
(31.6%)

Cash, Cash Equivalents, and Investments

As of December 31, 2012, we had cash, cash equivalents, and investments of $321.4 million, a decrease of $148.8 million compared with $470.2 million as of December 31, 2011. The decrease reflects $251.8 million used to repurchase common stock, bonus payments of $42.8 million made during the first quarter of 2012 related to the 2011 bonus, $30.0 million of capital expenditures, and $25.5 million of dividends paid. In addition, we used cash of approximately $10.3 million to acquire minority equity stakes in HelloWallet LLC and Inquiry Financial Europe AB.

These items, which decreased our cash, cash equivalents, and investments balance, were partially offset by cash inflows from net income, adjusted for non-cash items and, to a much lesser extent, cash received of $5.7 million from the sale of two businesses and $4.8 million of cash from stock-option proceeds.

We expect to use a portion of our cash and investments balances in the first quarter of 2013 to make annual bonus payments of approximately $36 million.

Cash Provided by Operating Activities

Our main source of capital is cash generated from operating activities.

In 2012, cash provided by operating activities was $146.0 million, driven by $165.0 million of net income, adjusted for non-cash items, partially offset by $19.1 million in changes in our net operating assets and liabilities. Accounts receivable was the primary contributor to the unfavorable effect of changes in our net operating assets and liabilities. A decrease in accrued compensation also contributed to the unfavorable impact of changes in our net operating assets and liabilities, although to a lesser extent. The decline in accrued compensation primarily reflects the bonus payments made in the first quarter of 2012 of approximately $42.8 million, partially offset by the current-year bonus liability as of year-end 2012.

In 2011, cash provided by operating activities was $165.0 million, driven by $142.6 million of net income, adjusted for non-cash items and changes in our net operating assets and liabilities of $22.4 million. Changes in our operating assets and liabilities mainly benefited from increases in accrued compensation and income taxes. The growth in accrued compensation primarily reflects the bonus liability as of year-end 2011, partially offset by bonus payments made in the first quarter of 2011 of approximately $37.5 million. The cash flow benefit of income taxes was partially offset by tax payments of $38.1 million made during 2011. Cash provided by operating activities in 2011 also reflects $4.1 million of payments for previously announced separation agreements with two former executives.

In 2010, cash provided by operating activities was $123.4 million, driven by $127.0 million of net income, adjusted for non-cash items partially offset by $3.5 million in changes from our net operating assets and liabilities. We paid $21.4 million in annual bonus payments in the first quarter of 2010 and made tax payments of approximately $37.6 million. In addition, in 2010, we paid $4.9 million to one former and two then current executives to adjust the tax treatment of certain stock options originally considered incentive stock options. The cash flow impact of these items was partially offset by the cash flow benefits of accrued compensation and income taxes payable.

Cash Provided by Operating Activities ($000)


$149,339
$101,256
$123,416
$164,976
$145,996
2008
2009
2010
2011
2012
% change
34.5%
(32.2)%
21.9%
33.7%
(11.5)%

Cash Provided by (Used for) Investing Activities

Cash provided by (used for) investing activities consists primarily of cash used for acquisitions, purchases of investments less proceeds from the maturity or sale of investments, cash used for capital expenditures, purchases of equity and cost-method investments, and proceeds from the sale of businesses. The level of investing activities varies from period to period depending on activity in these categories. Cash provided by investing activities was $80.2 million in 2012, compared with cash used for investing activities of $110.8 million in 2011 and $87.9 million in 2010.

In 2012, proceeds from the maturity and sale of investments exceeded the purchases of investments by $114.8 million. In contrast, in 2011, purchases of investments exceeded the proceeds from the maturity and sale of investments by $85.3 million. In 2010, proceeds from the maturity and sale of investments exceeded the purchases of investments by $28.6 million. In 2012, we used these proceeds to fund our share repurchase program. In 2010, we transferred funds from our investment portfolio to cash and cash equivalents to pay for acquisitions made in 2010. As of December 31, 2012 and December 31, 2011, we had investments, consisting primarily of fixed-income securities, of $157.5 million and $269.8 million, respectively. As of December 31, 2012, our investments represented 49% of our total cash, cash equivalents, and investments balance down from 57% as of December 31, 2011.

Capital expenditures were $30.0 million, $23.3 million, and $14.8 million in 2012, 2011, and 2010, respectively. The 2012 capital expenditures reflect spending on computer hardware and software, internally developed capitalized software for our U.S. operations, and an expansion of our office space in Chicago. The 2011 capital expenditures reflect spending on computer hardware and software and internally developed capitalized software for our U.S. operations as well as remaining payments for our development center in China. Capital expenditures in 2010 include spending for our office space in Shenzhen, China. We expect to make total capital expenditures of approximately $33 million to $38 million in 2013, primarily for computer hardware and software, leasehold improvements for new and existing office locations, and capitalized software.

We did not complete any acquisitions in 2012 or 2011. In 2011, we received cash of approximately $0.6 million as an adjustment to the purchase price of one of our 2010 acquisitions. In 2010, we completed seven acquisitions for $102.3 million, net of cash acquired. The majority of the cash used for acquisitions was related to our purchase of Realpoint, OBSR, Morningstar Denmark, and the annuity intelligence business of Advanced Sales and Marketing Corp.

In 2012, we used cash of approximately $10.3 million to acquire minority equity stakes in HelloWallet LLC and Inquiry Financial Europe AB. In 2011, we used cash of approximately $2.5 million to acquire a minority equity stake in YCharts, Inc.

In 2012, we received cash of approximately $5.7 million as proceeds from the sale of two businesses. In October 2012, we sold Morningstar Investor Relations Services to UK-based Investis, a leading specialist in digital corporate communications for public companies. In October 2012, we also sold the Morningstar Australasia trade publishing assets to Sterling Publishing Pty Ltd.

Cash Provided by (Used for) Financing Activities

Cash provided by (used for) financing activities consists primarily of net proceeds from stock-option exercises and excess tax benefits related to stock-option exercises and vesting of restricted stock units. These cash inflows may be offset by dividend payments and cash used to repurchase outstanding common stock through our share repurchase program.

Excess tax benefits occur at the time a stock option is exercised when the intrinsic value of the option (the difference between the fair value of our stock on the date of exercise and the exercise price of the option) is greater than the fair value of the option at the time of grant. Similarly, the vesting of restricted stock units generates excess tax benefits when the market value of our common stock on the vesting date exceeds the grant price of the restricted stock units. These excess tax benefits reduce the cash we pay for income taxes in the year they are recognized. It is not possible to predict the timing of stock-option exercises or the intrinsic value that will be achieved at the time options are exercised or upon vesting of restricted stock units. As a result, we expect cash flow from financing activities to vary over time. Note 12 in the Notes to our Consolidated Financial Statements includes additional information concerning stock options and restricted stock units outstanding as of December 31, 2012.

In 2012, cash used for financing activities was $265.2 million. We paid cash of approximately $251.8 million under our share repurchase program in 2012. In addition, we made dividend payments of $25.5 million. Partially offsetting these cash outflows were net proceeds from stock-option exercises of $4.8 million and excess tax benefits related to stock-option exercises and vesting of restricted stock units of $7.2 million.

In 2011, cash used for financing activities was $32.6 million. We paid cash of approximately $40.7 million under our share repurchase program in 2011. In addition, we made dividend payments of $10.0 million. Partially offsetting these cash outflows were proceeds from stock-option exercises of $8.7 million and excess tax benefits related to stock-option exercises and vesting of restricted stock units of $9.5 million.

In 2012, we used cash of $265.2 million for financing activities, compared with $32.6 million in 2011. The net change of $232.6 million was driven by an increase in cash used to repurchase common shares of $211.1 million and an increase in dividends paid of $15.4 million in 2012.

In 2010, cash provided by financing activities was $12.5 million. Proceeds from stock-option exercises totaled $9.2 million, while excess tax benefits related to stock-option exercises and vesting of restricted stock units totaled $7.5 million. Partially offsetting these inflows was $3.8 million of cash used to repurchase outstanding common stock through our share repurchase program. In 2010, cash provided by financing activities decreased by $12.8 million, driven by a decrease in proceeds from stock-option exercises, cash used to repurchase common shares, and (to a lesser extent) from a decline in excess tax benefits.

Employees exercised approximately 0.5 million, 0.7 million, and 0.8 million stock options in 2012, 2011, and 2010, respectively. The total intrinsic value (the difference between the market value of our stock on the date of exercise and the exercise price of the option) of options exercised during 2012, 2011, and 2010, was $22.5 million, $29.9 million, and $31.4 million, respectively.

Acquisitions

We did not complete any acquisitions in 2012 or 2011. We invested a total of $102.0 million, less cash acquired, related to acquisitions over the past three years. We describe these acquisitions, including purchase price and product offerings, in Note 7 of the Notes to our Consolidated Financial Statements.

Divestitures

We sold two businesses in 2012 and received a total of $5.7 million related to these sales. For more information, please see Note 8 of the Notes to our Consolidated Financial Statements.

Subsequent Events

See Note 18 in the Notes to our Consolidated Financial Statements for information on events subsequent to December 31, 2012.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in accordance with GAAP. We discuss our significant accounting policies in Note 3 of the Notes to our Consolidated Financial Statements. The preparation of financial statements in accordance with GAAP requires our management team to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense, and related disclosures included in our Consolidated Financial Statements.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and various other assumptions that we believe are reasonable. Based on these assumptions and estimates, we make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results could vary from these estimates and assumptions. If actual amounts are different from previous estimates, we include revisions in our results of operations for the period in which the actual amounts become known.

We believe the following critical accounting policies reflect the significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

Revenue Recognition

Much of our revenue comes from the sale of subscriptions or licenses for print publications, software, and Internet-based products and services. We recognize this revenue in equal amounts over the term of the subscription or license, which generally ranges from one to three years. We also provide analysis, consulting, retirement advice, and other services. We recognize this revenue when the service is provided or during the service obligation period defined in the contract.

We make significant judgments related to revenue recognition, including whether fees are fixed or determinable and whether the collection of payment is probable. For contracts that combine multiple products and services, we make judgments regarding the value of each element in the arrangement based on selling prices of the items when sold separately. Delivery of our products and services is a prerequisite to the recognition of revenue. If arrangements include an acceptance provision, we begin recognizing revenue upon the receipt of customer acceptance.

We make judgments at the beginning of an arrangement regarding whether or not collection is probable. Probability of collection is assessed on a case-by-case basis. We typically sell to institutional customers with whom we have a history of successful collections.

Deferred revenue is the amount invoiced or collected in advance for subscriptions, licenses, or services that has not yet been recognized as revenue. As of December 31, 2012, our deferred revenue was $146.0 million. We expect to recognize this deferred revenue in future periods as we fulfill our service obligations. The amount of deferred revenue may increase or decrease primarily based on the mix of contracted products and services and the volume of new and renewal subscriptions. The timing of future revenue recognition may change depending on the terms of the license agreements and the timing of fulfilling our service obligations. We believe that the estimate related to revenue recognition is a critical accounting estimate, and to the extent that there are material differences between our determination of deferred revenue and actual results, our financial condition or results of operations may be affected.

Purchase Price Allocation

Between 2006 and 2010, we acquired numerous companies that complement our business operations. We did not complete any acquisitions in 2012 or 2011. In 2010, the total cash paid for acquisitions, less cash acquired, was $102.3 million. As of December 31, 2012, we have recorded $320.8 million of goodwill arising from acquisitions. As of December 31, 2012, we allocated $246.8 million of gross value to intangible assets, primarily for customer-related assets, technology-based assets, and intellectual property. The estimated useful lives of the intangible assets range from one to 25 years.

Allocating the purchase price to the acquired assets and liabilities involves management judgment. For each acquisition, we allocate the purchase price to the assets acquired, liabilities assumed, and goodwill in accordance with ASC 805, *Business Combinations*. Once it has been determined that recognition of an asset or liability in a business combination is appropriate, we generally measure the asset or liability at fair value in accordance with the principles of ASC 820, *Fair Value Measurements and Disclosures*. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The determination of the fair values of intangible assets requires significant management judgment in each of the following areas:

- Identify the acquired intangible assets: For each acquisition, we identify the intangible assets acquired. These intangible assets generally consist of customer relationships, trademarks and trade names, technology-related intangibles including internally developed software and databases, and non-compete agreements.

- Estimate the fair value of these intangible assets: We consider various approaches to value the intangible assets. These valuation approaches include the cost approach, which measures the value of an asset based on the cost to reproduce it or replace it with another asset of like utility; the market approach, which values the asset through an analysis of sales and offerings of comparable assets; and the income approach, which measures the value of an asset based by measuring the present worth of the economic benefits it is expected to produce.

- Estimate the remaining useful life of the assets: For each intangible asset, we use judgment and assumptions to establish the remaining useful life of the asset. For example, for customer relationships, we determine the estimated useful life with reference to observed customer attrition rates. For technology-related assets such as databases, we make judgments about the demand for current data and historical metrics in establishing the remaining useful life. For internally developed software, we estimate an obsolescence factor associated with the software.

- Assess the appropriate method for recording amortization expense over the intangible asset's useful life: We use judgment to determine the rate at which the amortization expense should be recognized. In accordance with ASC 350, *Intangibles—Goodwill and Other*, the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method should be used. Based on this guidance, we amortize intangible assets over their expected useful life using a straight-line amortization method.

We believe that the accounting estimates related to purchase price allocations are critical accounting estimates because the assumptions impact the amounts and classifications of assets and liabilities presented in our Consolidated Balance Sheets, the amount of amortization and depreciation expense, if any, recorded in our Consolidated Statements of Income, and the impairment testing performed in subsequent periods.

Goodwill

Goodwill recorded on our Consolidated Balance Sheet as of December 31, 2012 was $320.8 million. In accordance with ASC 350, *Intangibles—Goodwill and Other*, we do not amortize goodwill. Instead, it is subject to an impairment test annually, or whenever indicators of impairment exist, based on a discounted cash-flow model. An impairment would occur if the carrying amount of a reporting unit, including goodwill, exceeded the fair value of that reporting unit. In 2011, we altered the definition of our reporting units to align with the definition of our operating segments. This realignment occurred because of our successful efforts to integrate acquired businesses and leverage proprietary content across multiple products. As a result, the businesses that previously represented components of our operating segments no longer met the criteria for recognition as reporting units. Our reporting units constitute businesses for which discrete financial information, which is regularly reviewed by management, is available. We performed annual impairment reviews in the fourth quarter of 2012, 2011, and 2010 and did not record any significant impairment losses in these years, reflecting our assessment that our estimates of fair value substantially exceeded the carrying value of our reporting units.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the reporting units, we make estimates and judgments about the future cash flows of the reporting unit. These estimates include assumptions about future market growth and trends, forecasted revenue and costs, capital investments, appropriate discount rates, and other variables that can significantly affect the value of the reporting unit.

Although our cash flow forecasts are based on assumptions that are consistent with plans and estimates we use to manage the underlying business, there is significant judgment in determining the cash flows attributable to these businesses over a long-term horizon. We update these assumptions and cash flow estimates at least annually.

We believe that the accounting estimate related to goodwill impairment is a critical accounting estimate because the assumptions used are highly susceptible to changes in the operating results and cash flows of the reporting units. If actual results differ from our estimates, future tests may indicate an impairment of goodwill. This would result in a non-cash charge, adversely affecting our results of operations.

Impairment of Long-Lived Assets

Our Consolidated Balance Sheet as of December 31, 2012 includes $84.0 million of property, equipment, and capitalized software, net of accumulated depreciation, and $116.7 million of intangible assets, net of accumulated amortization. In accordance with FASB ASC 360-10-35, *Subsequent Measurement—Impairment or Disposal of Long-Lived Assets*, we review our property, equipment, capitalized software, and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Such events or changes may include deterioration in the business climate for a specific product or service. If the total of projected future undiscounted cash flows is less than the carrying amount of an asset, we may need to record an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Estimates of future cash flows and the estimated useful lives associated with these assets are critical to the assessment of recoverability and fair values. They are susceptible to change from period to period because of the requirement to make assumptions about future cash flows generated over extended periods of time. Changes in these estimates could result in a determination of asset impairment, which would result in a reduction to the carrying value and could adversely affect our operating results in the related period.

Stock-Based Compensation

We include stock-based compensation expense in each of our operating expense categories. Our stock-based compensation expense primarily reflects grants of restricted stock units and restricted stock.

Under FASB ASC 718, *Compensation—Stock Compensation*, stock-based compensation expense is measured at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the award's vesting period. We measure the fair value of our restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. We estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. We ultimately adjust this forfeiture assumption to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the vesting period. Instead, different forfeiture assumptions would only impact the timing of expense recognition over the vesting period.

We adjust the stock-based compensation expense during the third quarter to reflect those awards that ultimately vested. In addition, we update our estimate of the forfeiture rate that will be applied to awards not yet vested.

We believe that the estimates related to stock-based compensation expense are critical accounting estimates because the assumptions used could significantly impact the timing and amount of stock-based compensation expense recorded in our Consolidated Financial Statements.

Income Taxes

Our effective tax rate is based on the mix of income and losses in our U.S. and non-U.S. operations, statutory tax rates, and tax-planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required to evaluate our tax positions.

Tax law requires us to include items in our tax return at different times from when these items are reflected in our Consolidated Statements of Income. As a result, the effective tax rate reflected in our Consolidated Financial Statements is different from the tax rate reported on our tax return (our cash tax rate). Some of these differences, such as expenses that are not deductible in our tax return, are permanent. Other differences, such as depreciation expense, reverse over time. These timing differences create deferred tax assets and liabilities. We determine our deferred tax assets and liabilities based on temporary differences between the financial reporting and the tax basis of assets and liabilities. The excess tax benefits associated with stock-option exercises and vesting of restricted stock units also create a difference between our cash tax rate and the effective tax rate in our Consolidated Income Statement.

As of December 31, 2012, we had gross deferred tax assets of $36.8 million and gross deferred tax liabilities of $43.2 million. The deferred tax assets include $12.4 million of deferred tax assets related to $50.6 million of net operating losses (NOLs) of our non-U.S. operations. In assessing the realizability of our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We have recorded a valuation allowance against all but approximately $4.0 million of the non-U.S. NOLs, reflecting the likelihood that the benefit of the NOLs will not be realized.

In assessing the need for a valuation allowance, we consider both positive and negative evidence, including tax-planning strategies, projected future taxable income, and recent financial performance. If we determine a lesser allowance is required at some point in the future, we would record a reduction to our tax expense and valuation allowance. These adjustments would be made in the same period we determined the change in the valuation allowance was needed. This would cause our income tax expense, effective tax rate, and net income to fluctuate.

We assess uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. We use judgment to identify, recognize, and measure the amounts to be recorded in the financial statements related to tax positions taken or expected to be taken in a tax return. We recognize liabilities to represent our potential future obligations to taxing authorities for the benefits taken in our tax returns. We adjust these liabilities, including any impact of the related interest and penalties, in light of changing facts and circumstances such as the progress of a tax audit. A number of years may elapse before a particular matter for which we have established a reserve is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction.

We use judgment to classify unrecognized tax benefits as either current or noncurrent liabilities in our Consolidated Balance Sheets. Settlement of any particular issue would usually require the use of cash. We generally classify liabilities associated with unrecognized tax benefits as noncurrent liabilities. It typically takes several years between our initial tax return filing and the final resolution of any uncertain tax positions with the tax authority. We recognize favorable resolutions of tax matters for which we have previously established reserves as a reduction to our income tax expense when the amounts involved become known.

Assessing the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns requires judgment. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations, or cash flows.

Contingencies

We are subject to various claims and contingencies related to legal proceedings and investigations, which we describe in Note 16 of the Notes to our Consolidated Financial Statements. These legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties, and government actions. Assessing the probability of loss for such contingencies and determining how to accrue the appropriate liabilities requires judgment. If actual results differ from our assessments, our financial position, results of operations, or cash flows would be affected.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-2, *Comprehensive Income (Topic 220)*. The amended guidance requires us to show the effects of items reclassified out of each component of accumulated other comprehensive income to net income on the face of the financial statements. For Morningstar, the ASU No. 2013-2 was effective on January 1, 2013. We do not expect the provisions of ASU No. 2013-2 to have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our investment portfolio is actively managed and may suffer losses from fluctuating interest rates, market prices, or adverse security selection. We invest our investment portfolio mainly in high-quality fixed-income securities. As of December 31, 2012, our cash, cash equivalents, and investments balance was $321.4 million. Based on our estimates, a 100 basis-point change in interest rates would change the fair value of our investment portfolio by approximately $0.2 million.

As our non-U.S. revenue increases as a percentage of our consolidated revenue, fluctuations in foreign currencies present a greater potential risk. Our European operations are subject to currency risk related to the euro. To date, we have not engaged in currency hedging, and we do not currently have any positions in derivative instruments to hedge our currency risk. Our results could suffer if certain foreign currencies decline relative to the U.S. dollar. In addition, because we use the local currency of our subsidiaries as the functional currency, we are affected by the translation of foreign currencies into U.S. dollars.

Contractual Obligations

The table below shows our known contractual obligations as of December 31, 2012 and the expected timing of cash payments related to these contractual obligations:

($000)	2013	2014	2015	2016	2017	Thereafter	Total
Minimum commitments on non-cancelable operating lease obligations (1)	$ 17,570	$ 17,584	$ 16,337	$ 15,833	$ 14,978	$ 52,706	$ 135,008
Unrecognized tax benefits (2)	6,568	—	—	—	—	—	6,568
Total	$ 24,138	$ 17,584	$ 16,337	$ 15,833	$ 14,978	$ 52,706	$ 141,576

(1) The non-cancelable operating lease obligations are mainly for lease commitments for office space.

(2) Represents unrecognized tax benefits (including penalties and interest, less the impact of any associated tax benefits) recorded in accordance with FASB ASC 740, *Income Taxes*. The amount included in the table represents items that may be resolved through settlement of tax audits or for which the statutes of limitations are expected to lapse during 2013. The table excludes $5.7 million of unrecognized tax benefits, included as a long-term liability in our Consolidated Balance Sheet as of December 31, 2012, for which we cannot make a reasonably reliable estimate of the period of payment.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Morningstar, Inc.:

We have audited the accompanying consolidated balance sheets of Morningstar, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Morningstar, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Morningstar, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(signed) KPMG LLP
Chicago, Illinois
February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Morningstar, Inc.:

We have audited Morningstar, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Morningstar, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting, appearing in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Morningstar, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Morningstar, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP
Chicago, Illinois
February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Morningstar, Inc.

We have audited the accompanying consolidated statements of income, comprehensive income, equity, and cash flows of Morningstar, Inc. and subsidiaries ("the Company") for the year ended December 31, 2010. Our audit also included the financial statement schedule for 2010 presented in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Morningstar, Inc. and subsidiaries for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2010, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Chicago, Illinois
February 28, 2011

Morningstar, Inc. and Subsidiaries
Consolidated Statements of Income

(in thousands except per share amounts)	**2012**	2011	2010
Revenue	**$ 658,288**	$ 631,400	$ 555,351
Operating expense (1):			
Cost of goods sold	**195,347**	182,132	157,068
Development	**51,436**	53,157	49,244
Sales and marketing	**108,884**	106,699	95,473
General and administrative	**108,857**	108,084	92,843
Depreciation and amortization	**43,096**	42,913	39,664
Total operating expense	**507,620**	492,985	434,292
Operating income	**150,668**	138,415	121,059
Non-operating income (expense):			
Interest income, net	**5,153**	2,361	2,437
Other income (expense), net	**(2,196)**	(652)	4,295
Non-operating income, net	**2,957**	1,709	6,732
Income before income taxes and equity in net income of unconsolidated entities	**153,625**	140,124	127,791
Income tax expense	**52,878**	43,658	42,756
Equity in net income of unconsolidated entities	**2,027**	1,848	1,422
Consolidated net income from continuing operations	**102,774**	98,314	86,457
Gain on sale of discontinued operations, net of tax	**5,188**	—	—
Consolidated net income	**107,962**	98,314	86,457
Net (income) loss attributable to the noncontrolling interest	**117**	43	(87)
Net income attributable to Morningstar, Inc.	**$ 108,079**	$ 98,357	$ 86,370
Amounts attributable to Morningstar, Inc.:			
Net income from continuing operations, net of tax	**$ 102,891**	$ 98,357	$ 86,370
Net income from discontinued operations, net of tax	**5,188**	—	—
Net income attributable to Morningstar, Inc.	**$ 108,079**	$ 98,357	$ 86,370
Net income per share attributable to Morningstar, Inc.:			
Basic:			
Continuing operations	**$ 2.12**	$ 1.96	$ 1.75
Discontinued operations	**0.11**	—	—
	$ 2.23	$ 1.96	$ 1.75
Diluted:			
Continuing operations	**$ 2.10**	$ 1.92	$ 1.70
Discontinued operations	**0.10**	—	—
	$ 2.20	$ 1.92	$ 1.70
Dividends per common share:			
Dividends declared per common share	**$ 0.43**	$ 0.25	$ 0.05
Dividends paid per common share	**$ 0.53**	$ 0.20	$ —
Weighted average shares outstanding:			
Basic	**48,497**	50,032	49,249
Diluted	**49,148**	50,988	50,555

Morningstar, Inc. and Subsidiaries
Consolidated Statements of Income
(continued)

(in thousands except per share amounts)	**2012**	2011	2010
(1) Includes stock-based compensation expense of:			
Cost of goods sold	**$ 4,488**	$ 4,150	$ 3,473
Development	**1,928**	2,086	1,840
Sales and marketing	**1,937**	1,871	1,786
General and administrative	**10,552**	7,196	6,694
Total stock-based compensation expense	**$ 18,905**	$ 15,303	$ 13,793

See notes to consolidated financial statements.

Morningstar, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

(in thousands)	**2012**	2011	2010
Consolidated net income	**$ 107,962**	$ 98,314	$ 86,457
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	**6,838**	(2,345)	4,909
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	**1,455**	(773)	417
Reclassification of gains included in net income	**(344)**	(166)	(172)
Other comprehensive income (loss)	**7,949**	(3,284)	5,154
Comprehensive income	**115,911**	95,030	91,611
Comprehensive (income) loss attributable to noncontrolling interest	**268**	(179)	(156)
Comprehensive income attributable to Morningstar, Inc.	**$ 116,179**	$ 94,851	$ 91,455

See notes to consolidated financial statements.

Morningstar, Inc. and Subsidiaries
Consolidated Balance Sheets

As of December 31 (in thousands except share amounts)	**2012**	2011
Assets		
Current assets:		
Cash and cash equivalents	**$ 163,889**	$ 200,437
Investments	**157,529**	269,755
Accounts receivable, less allowance of $569 and $835, respectively	**114,361**	113,312
Deferred tax asset, net	**3,741**	5,104
Income tax receivable, net	**14,267**	7,445
Other	**20,823**	15,980
Total current assets	**474,610**	612,033
Property, equipment, and capitalized software, net	**84,022**	68,196
Investments in unconsolidated entities	**35,305**	27,642
Goodwill	**320,845**	318,492
Intangible assets, net	**116,732**	139,809
Other assets	**10,438**	5,912
Total assets	**$ 1,041,952**	$ 1,172,084
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 43,777**	$ 41,403
Accrued compensation	**67,317**	73,124
Deferred revenue	**146,015**	155,494
Other	**256**	612
Total current liabilities	**257,365**	270,633
Accrued compensation	**8,281**	5,724
Deferred tax liability, net	**21,583**	15,940
Deferred rent	**15,368**	14,604
Other long-term liabilities	**12,460**	8,167
Total liabilities	**315,057**	315,068
Equity:		
Morningstar, Inc. shareholders' equity:		
Common stock, no par value, 200,000,000 shares authorized, of which 46,541,571 and 50,083,940 shares were outstanding as of December 31, 2012 and December 31, 2011, respectively	**5**	5
Treasury stock at cost, 5,214,070 shares as of December 31, 2012 and 980,177 shares as of December 31, 2011	**(301,839)**	(46,701)
Additional paid-in capital	**521,285**	491,432
Retained earnings	**496,354**	409,022
Accumulated other comprehensive income (loss):		
Currency translation adjustment	**8,925**	1,936
Unrealized gain (loss) on available-for-sale investments	**787**	(324)
Total accumulated other comprehensive income	**9,712**	1,612
Total Morningstar, Inc. shareholders' equity	**725,517**	855,370
Noncontrolling interest	**1,378**	1,646
Total equity	**726,895**	857,016
Total liabilities and equity	**$ 1,041,952**	$ 1,172,084

See notes to consolidated financial statements.

Morningstar, Inc. and Subsidiaries
Consolidated Statement of Equity

(in thousands except share amounts)	Common Stock Shares Outstanding	Common Stock Par Value	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non Controlling Interests	Total Equity
		Morningstar, Inc. Shareholders' Equity						
Balance as of December 31, 2009	48,768,541	$ 5	$ (3,130)	$ 428,139	$ 239,573	$ 33	$ 1,169	$ 665,789
Net income (loss)		—	—	—	86,370	—	87	86,457
Other comprehensive income (loss):								
Unrealized gain on available-for-sale investments, net of tax of $252		—	—	—	—	417	—	417
Reclassification of adjustments for gains included in net income, net of income tax of $103		—	—	—	—	(172)	—	(172)
Foreign currency translation adjustment, net		—	—	—	—	4,840	69	4,909
Other comprehensive income (loss), net		—	—	—	—	5,085	69	5,154
Issuance of common stock related to stock-option exercises and vesting of restricted stock units, net	1,182,069	—	274	8,946	—	—	—	9,220
Stock-based compensation—restricted stock units		—	—	12,545	—	—	—	12,545
Stock-based compensation—restricted stock		—	—	1,248	—	—	—	1,248
Excess tax benefit derived from stock-option exercises and vesting of restricted stock units		—	—	7,507	—	—	—	7,507
Common shares repurchased	(76,218)	—	(3,785)	—	—	—	—	(3,785)
Dividends declared—common shares outstanding		—	—	—	(2,494)	—	—	(2,494)
Dividends declared—restricted stock units		—	—	41	(41)	—	—	—
Adjustment to noncontrolling interest		—	—	—	—	—	(216)	(216)
Balance as of December 31, 2010	49,874,392	5	(6,641)	458,426	323,408	5,118	1,109	781,425
Net income (loss)		—	—	—	98,357	—	(43)	98,314
Other comprehensive income (loss):								
Unrealized gain on available-for-sale investments, net of tax of $447		—	—	—	—	(773)	—	(773)
Reclassification of adjustments for gains included in net income, net of income tax of $94		—	—	—	—	(166)	—	(166)
Foreign currency translation adjustment, net		—	—	—	—	(2,567)	222	(2,345)
Other comprehensive income (loss), net		—	—	—	—	(3,506)	222	(3,284)

Morningstar, Inc. and Subsidiaries
Consolidated Statement of Equity

	Morningstar, Inc. Shareholders' Equity							
(in thousands except share amounts)	Common Stock Shares Outstanding	Common Stock Par Value	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non Controlling Interests	Total Equity
Issuance of common stock related to stock-option exercises and vesting of restricted stock units, net	931,667	—	612	8,090	—	—	—	8,702
Stock-based compensation—restricted stock units		—	—	12,765	—	—	—	12,765
Stock-based compensation—restricted stock		—	—	2,196	—	—	—	2,196
Stock-based compensation—stock-options		—	—	342	—	—	—	342
Excess tax benefit derived from stock-option exercises and vesting of restricted stock units		—	—	9,525	—	—	—	9,525
Common shares repurchased	(722,119)	—	(40,672)	—	—	—	—	(40,672)
Dividends declared—common shares outstanding		—	—	—	(12,550)	—	—	(12,550)
Dividends declared—restricted stock units		—	—	184	(193)	—	—	(9)
Adjustment to noncontrolling interest		—	—	(96)	—	—	358	262
Balance as of December 31, 2011	50,083,940	5	(46,701)	491,432	409,022	1,612	1,646	857,016
Net income (loss)		—	—	—	108,079	—	(117)	107,962
Other comprehensive income (loss):								
Unrealized loss on available-for-sale investments, net of income tax of $614		—	—	—	—	1,455	—	1,455
Reclassification of adjustments for gains included in net income, net of income tax of $194		—	—	—	—	(344)	—	(344)
Foreign currency translation adjustment, net		—	—	—	—	6,989	(151)	6,838
Other comprehensive income (loss), net		—	—	—	—	8,100	(151)	7,949
Issuance of common stock related to stock-option exercises and vesting of restricted stock units, net	715,888	—	1,342	3,467	—	—	—	4,809
Stock-based compensation—restricted stock units		—	—	13,451	—	—	—	13,451
Stock-based compensation—restricted stock		—	—	5,013	—	—	—	5,013
Stock-based compensation—stock-options		—	—	441	—	—	—	441
Excess tax benefit derived from stock-option exercises and vesting of restricted stock units		—	—	7,210	—	—	—	7,210
Common shares repurchased	(4,258,257)	—	(256,480)	—	—	—	—	(256,480)
Dividends declared—common shares outstanding		—	—	—	(20,420)	—	—	(20,420)
Dividends declared—restricted stock units		—	—	271	(327)	—	—	(56)
Balance as of December 31, 2012	**46,541,571**	**$ 5**	**$ (301,839)**	**$ 521,285**	**$ 496,354**	**$ 9,712**	**$ 1,378**	**$ 726,895**

See notes to consolidated financial statements.

Morningstar, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)	2012	2011	2010
Operating activities			
Consolidated net income	**$ 107,962**	$ 98,314	$ 86,457
Adjustments to reconcile consolidated net income to net cash flows from operating activities:			
Depreciation and amortization	**43,096**	42,913	39,664
Deferred income taxes	**6,316**	(4,436)	211
Stock-based compensation expense	**18,905**	15,303	13,793
Provision for bad debt	**1,016**	1,237	413
Equity in net income of unconsolidated entities	**(2,027)**	(1,848)	(1,422)
Excess tax benefits from stock-option exercises and vesting of restricted stock units	**(7,210)**	(9,525)	(7,507)
Gain on sale of discontinued operations, net of tax	**(5,188)**	—	—
Loss on sale of cost-method investment	**2,034**	—	—
Holding gain upon acquisition of additional ownership of equity-method investments	**—**	—	(4,564)
Other, net	**142**	592	(90)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	**(17,124)**	(3,858)	(23,652)
Other assets	**223**	2,728	(2,341)
Accounts payable and accrued liabilities	**1,173**	(4,821)	(759)
Accrued compensation	**(8,861)**	10,176	12,166
Income taxes—current	**(1,205)**	10,751	4,569
Deferred revenue	**7,769**	9,578	5,752
Deferred rent	**407**	(1,030)	1,364
Other liabilities	**(1,432)**	(1,098)	(638)
Cash provided by operating activities	**145,996**	164,976	123,416
Investing activities			
Purchases of investments	**(145,491)**	(383,281)	(186,283)
Proceeds from maturities and sales of investments	**260,317**	297,956	214,929
Capital expenditures	**(30,039)**	(23,322)	(14,771)
Acquisitions, net of cash acquired	**—**	300	(102,324)
Proceeds from sale of a business, net	**5,734**	—	—
Purchases of equity- and cost-method investments	**(10,304)**	(2,450)	—
Other, net	**(25)**	30	500
Cash provided by (used for) investing activities	**80,192**	(110,767)	(87,949)
Financing activities			
Proceeds from stock-option exercises, net	**4,809**	8,702	9,220
Excess tax benefits from stock-option exercises and vesting of restricted stock units	**7,210**	9,525	7,507
Common shares repurchased	**(251,813)**	(40,672)	(3,785)
Dividends paid	**(25,487)**	(10,041)	—
Other, net	**105**	(110)	(417)
Cash provided by (used for) financing activities	**(265,176)**	(32,596)	12,525
Effect of exchange rate changes on cash and cash equivalents	**2,440**	(1,352)	1,688
Net increase (decrease) in cash and cash equivalents	**(36,548)**	20,261	49,680
Cash and cash equivalents—beginning of period	**200,437**	180,176	130,496
Cash and cash equivalents—end of period	**$ 163,889**	$ 200,437	$ 180,176
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	**$ 47,355**	$ 38,054	$ 37,624
Supplemental information of non-cash investing and financing activities:			
Unrealized gain (loss) on available-for-sale investments	**$ 1,723**	$ (1,480)	$ 394
Equipment obtained under long-term financing arrangement	**$ 4,551**	$ —	$ —

See notes to consolidated financial statements.

Morningstar, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Description of Business

Morningstar, Inc. and its subsidiaries (Morningstar, we, our), is a provider of independent investment research to investors around the world. We offer an extensive line of data, software, and research products for individual investors, financial advisors, and institutional clients. We also offer asset management services for advisors, institutions, and retirement plan participants. We have operations in 27 countries.

2. Correction

In 2012, we identified errors related to purchases of investments and proceeds from maturities and sales of investments included on our Consolidated Statement of Cash Flows for the year ended December 31, 2011 that had not been previously detected. We did not properly disclose the correct total in each category by equal, but offsetting, amounts. The financial statements have been corrected to increase the purchases of investments and proceeds from maturities and sales of investments as shown in the table below. The error existed in the first quarter of 2012, but does not exist in the cumulative statement as of and for the 12 months ended December 31, 2012.

The following table shows our previously reported amounts, the correction, and our as corrected amounts:

($000)	Previously Reported	Correction	As Corrected
Investing Activities			
Purchases of investments	$ (320,193)	$ (63,088)	$ (383,281)
Proceeds from maturities and sales of investments	$ 234,868	$ 63,088	$ 297,956
Cash used for investing activities	$ (110,767)	$ —	$ (110,767)

3. Summary of Significant Accounting Policies

The acronyms that appear in these Notes to our Consolidated Financial Statements refer to the following:

ASC Accounting Standards Codification
ASU Accounting Standards Update
EITF Emerging Issues Task Force
FASB Financial Accounting Standards Board
SEC Securities and Exchange Commission

Principles of Consolidation. We conduct our business operations through wholly owned or majority-owned operating subsidiaries. The accompanying consolidated financial statements include the accounts of Morningstar, Inc. and our subsidiaries. The assets, liabilities, and results of operations of subsidiaries in which we have a controlling interest have been consolidated. All significant intercompany accounts and transactions have been eliminated.

We account and report the noncontrolling (minority) interests in our Consolidated Financial Statements in accordance with FASB ASC 810, *Consolidation.* A noncontrolling interest is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the parent company. We report the noncontrolling interest in our Consolidated Balance Sheet within equity separate from the shareholders' equity attributable to Morningstar, Inc. In addition, we present the net income (loss) and comprehensive income (loss) attributed to Morningstar, Inc.'s shareholders and the noncontrolling interest in our Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, and Consolidated Statements of Equity.

We account for investments in entities in which we exercise significant influence, but do not control, using the equity method.

Through our Investment Management segment (see Note 5, Segment and Geographical Area Information), we manage certain funds outside of the United States that are considered variable interest entities. For the majority of these variable interest entities, we do not have a variable interest in them. In cases where we do have a variable interest, we are not the primary beneficiary. Accordingly, we do not consolidate any of these variable interest entities.

Comprehensive Income. In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income.* In accordance with ASU No. 2011-05, we present the total of comprehensive income, the components of net income, and the components of other comprehensive income (OCI) in two separate but consecutive statements, our Consolidated Statements of Income and separately, our Consolidated Statements of Comprehensive Income. We no longer present total comprehensive income in our Consolidated Statement of Equity.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results may differ from these estimates.

Reclassifications. Certain amounts reported in previous years have been reclassified to conform to the 2012 presentation.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash and investments with original maturities of three months or less. We state them at cost, which approximates fair value. We state at fair value the portion of our cash equivalents that are invested in money market funds, which are actively traded and have quoted market prices.

Investments. We account for our investments in accordance with FASB ASC 320, *Investments—Debt and Equity Securities.* We classify our investments into three categories: held-to-maturity, trading, and available-for-sale.

- Held-to-maturity: We classify certain investments, primarily certificates of deposit, as held-to-maturity securities, based on our intent and ability to hold these securities to maturity. We record held-to-maturity investments at amortized cost in our Consolidated Balance Sheets.

- Trading: We classify certain other investments, primarily equity securities, as trading securities, primarily to satisfy the requirements of one of our wholly owned subsidiaries, which is a registered broker-dealer. We include realized and unrealized gains and losses associated with these investments as a component of our operating income in our Consolidated Statements of Income. We record these securities at their fair value in our Consolidated Balance Sheets.

- Available-for-sale: Investments not considered held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities primarily consist of fixed-income securities. We report unrealized gains and losses for available-for-sale securities as other comprehensive income (loss), net of related income taxes. We record these securities at their fair value in our Consolidated Balance Sheets.

Fair Value Measurements. We follow FASB ASC 820, *Fair Value Measurements.* FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances and does not require any new fair value measurements.

Effective January 1, 2012, we adopted FASB ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* ASU No. 2011-04 clarifies existing fair value measurement and disclosure requirements, amends certain fair value measurement principles, and requires additional disclosures about fair value measurements. The adoption of ASU No. 2011-04 did not have a material impact on our Consolidated Financial Statements.

FASB ASC 820 uses a fair value hierarchy based on three broad levels of valuation inputs as described below:

- Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that the company has the ability to access.
- Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

We provide additional information about our cash equivalents and investments that are subject to valuation under FASB ASC 820 in Note 6 in these Notes to our Consolidated Financial Statements.

The Fair Value Option for Financial Assets and Financial Liabilities. FASB ASC 825, *Financial Instruments*, permits entities the option to measure many financial instruments and certain other items at fair value with changes in fair value recognized in earnings each period. FASB ASC 825 allows the fair value option to be elected on an instrument-by-instrument basis when the asset or liability is initially recognized or when there's an event that gives rise to a new basis of accounting for that instrument. We do not apply this fair value option to any of our eligible assets.

Concentration of Credit Risk. No single customer is large enough to pose a significant credit risk to our operations or financial condition. For the years ended December 31, 2012, 2011, and 2010, no single customer represented 5% or more of our consolidated revenue. If receivables from our customers become delinquent, we begin a collections process. We maintain an allowance for doubtful accounts based on our estimate of the probable losses of accounts receivable.

Property, Equipment, and Depreciation. We state property and equipment at historical cost, net of accumulated depreciation. We depreciate property and equipment primarily using the straight-line method based on the useful life of the asset, which ranges from three to seven years. We amortize leasehold improvements over the lease term or their useful lives, whichever is shorter.

Computer Software and Internal Product Development Costs. We capitalize certain costs in accordance with FASB ASC 350-40, *Internal-Use Software*, FASB ASC 350-50, *Website Development Costs*, and FASB ASC 985, *Software*. Internal product development costs mainly consist of employee costs for developing new web-based products and certain major enhancements of existing products. We amortize these costs on a straight-line basis over the estimated economic life, which is generally three years. Capitalized software development costs related to projects that have not been placed into service yet are included in our construction in progress balance.

Business Combinations. Over the past several years, we have acquired companies that complement our business operations. For each acquisition, we allocate the purchase price to the assets acquired, liabilities assumed, and goodwill. We follow FASB ASC 805, *Business Combinations.* We recognize and measure the fair value of the acquired operation as a whole, and the assets acquired and liabilities assumed at their full fair values as of the date control is obtained, regardless of the percentage ownership in the acquired operation or how the acquisition was achieved. We expense direct costs related to the business combination, such as advisory, accounting, legal, valuation, and other professional fees, as incurred. We recognize restructuring costs, including severance and relocation for employees of the acquired entity, as post-combination expenses unless the target entity meets the criteria of FASB ASC 420, *Exit or Disposal Cost Obligations* on the acquisition date.

As part of the purchase price allocation, we follow the requirements of FASB ASC 740, *Income Taxes.* This includes establishing deferred tax assets or liabilities reflecting the difference between the values assigned for financial statement purposes and values applicable for income tax purposes. In certain acquisitions, the goodwill resulting from the purchase price allocation may not be deductible for income tax purposes. FASB ASC 740 prohibits recognition of a deferred tax asset or liability for temporary differences in goodwill if goodwill is not amortizable and deductible for tax purposes.

Goodwill. Changes in the carrying amount of our recorded goodwill are mainly the result of business acquisitions and divestitures. In accordance with FASB ASC 350, *Intangibles—Goodwill and Other,* we do not amortize goodwill; instead, goodwill is subject to an impairment test annually, or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeded the fair value of that reporting unit. In 2011, we altered the definition of our reporting units to align with the definition of our operating segments. This realignment occurred because of our successful efforts to integrate acquired businesses and leverage proprietary content across multiple products. As a result, the businesses that previously represented components of our operating segments no longer met the criteria for recognition as reporting units. Our reporting units constitute businesses for which discrete financial information, which is regularly reviewed by management, is available. We performed annual impairment reviews in the fourth quarter of 2012, 2011, and 2010. We did not record any significant impairment losses in 2012, 2011, and 2010.

Intangible Assets. We amortize intangible assets using the straight-line method over their estimated economic useful lives, which range from one to 25 years. We have no intangible assets with indefinite useful lives. In accordance with FASB ASC 360-10-35, *Subsequent Measurement—Impairment or Disposal of Long Lived Assets*, we review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the value of future undiscounted cash flows is less than the carrying amount of an asset, we record an impairment loss based on the excess of the carrying amount over the fair value of the asset. We recorded an impairment loss of approximately $800,000 in 2011. We did not record any impairment losses in 2012 or 2010. The impairment charge is included in our amortization expense on our Consolidated Statements of Income.

Revenue Recognition: We recognize revenue in accordance with SEC SAB Topic 13, *Revenue Recognition*, ASC 605-25, *Revenue Recognition: Multiple Element Arrangements*, and ASC 985-605, *Software: Revenue Recognition.*

Effective January 1, 2011, we adopted FASB ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements*. ASU 2009-13 superseded EITF Issue 00-21, *Revenue Arrangements with Multiple Deliverables* and establishes the accounting and reporting guidance for arrangements when a vendor performs multiple revenue-generating activities, addresses how to separate deliverables, and specifies how to measure and allocate arrangement consideration. We applied this guidance for revenue arrangements entered into or materially modified from January 1, 2011. The adoption of ASU 2009-13 did not significantly affect either the timing or amount of our revenue recognition.

We recognize revenue when all of the following conditions are met:

- There is persuasive evidence of an arrangement, as evidenced by a signed contract;
- Delivery of our products and services is a prerequisite for recognition of revenue. If arrangements include an acceptance provision, we generally begin recognizing revenue upon the receipt of customer acceptance;
- The amount of fees to be paid by the customer is fixed or determinable; and
- The collectibility of the fees is reasonably assured.

We generate revenue through sales of Morningstar Data, Morningstar Advisor Workstation (including Morningstar Office), Morningstar Direct, Morningstar Equity Research, Premium Membership fees for Morningstar.com, our structured credit research and ratings offerings, and a variety of other investment-related products and services. We generally structure the revenue agreements for these offerings as licenses or subscriptions. We recognize revenue from licenses and subscription sales ratably as we deliver the product or service and over the service obligation period defined by the terms of the customer contract. For new-issue ratings and analysis for CMBS, we charge asset-based fees that are paid by the issuer on the rated balance of the transaction and recognize the revenue immediately upon issuance of the transaction.

We also generate revenue from Internet advertising, primarily from "impression-based" contracts. For advertisers who use our cost-per-impression pricing, we charge fees each time we display their ads on our site.

Investment Advisory Services includes a broad range of services. Pricing for the consulting services is based on the scope of work and the level of service required, and includes asset-based fees for work we perform that involves investment management or acting as a subadvisor to investment portfolios. In arrangements that involve asset-based fees, we generally invoice clients quarterly in arrears based on average assets for the quarter. We recognize asset-based fees once the fees are fixed and determinable assuming all other revenue recognition criteria are met.

Our Retirement Solutions offerings help retirement plan participants plan and invest for retirement. We offer these services both through retirement plan providers (typically third-party asset management companies that offer proprietary mutual funds) and directly to plan sponsors (employers that offer retirement plans to their employees). For our Retirement Solutions offerings, we provide both a hosted solution as well as proprietary installed software advice solution. Clients can integrate the installed customized software into their existing systems to help investors accumulate wealth, transition into retirement, and manage income during retirement. The revenue arrangements for Retirement Solutions generally extend over multiple years. Our contracts may include one-time setup fees, implementation fees, technology licensing and maintenance fees, asset-based fees for managed retirement accounts, fixed and variable fees for advice and guidance, or a combination of these fee structures. Upon customer acceptance, we recognize revenue ratably over the term of the agreement. We recognize asset-based fees and variable fees in excess of any minimum once the value is fixed and determinable.

Some of our revenue arrangements with our customers combine multiple products and services. These products and services may be provided at different points in time or over different time periods within the same arrangement. We allocate fees to the separate deliverables based on the deliverables' relative selling price, which is generally based on the price we charge when the same deliverable is sold separately.

We record taxes imposed on revenue-producing transactions (such as sales, use, value-added, and some excise taxes) on a net basis; therefore, we exclude such taxes from revenue in our Consolidated Statements of Income.

Deferred revenue represents the portion of subscriptions billed or collected in advance of the service being provided, which we expect to recognize as revenue in future periods. Certain arrangements may have cancellation or refund provisions. If we make a refund, it typically reflects the amount collected from a customer for which we have not yet provided services. The refund therefore results in a reduction of deferred revenue.

Advertising Costs. Advertising costs include expenses incurred for various print and Internet ads, search engine fees, and direct mail campaigns. We expense advertising costs as incurred. The table below summarizes our advertising expense for the past three years:

($000)	**2012**	2011	2010
Advertising expense	**$ 6,306**	$ 8,210	$ 8,572

Stock-Based Compensation Expense. We account for our stock-based compensation expense in accordance with FASB ASC 718, *Compensation—Stock Compensation.* Our stock-based compensation expense reflects grants of restricted stock units, restricted stock, and stock options. We measure the fair value of our restricted stock units and restricted stock on the date of grant based on the closing market price of Morningstar's common stock on the day prior to grant. For stock options granted in 2011, we estimated the fair value of our stock options on the date of grant using a Black-Scholes option-pricing model. We amortize the fair values to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

We estimate expected forfeitures of all employee stock-based awards and recognize compensation cost only for those awards expected to vest. We determine forfeiture rates based on historical experience and adjust the estimated forfeitures to actual forfeiture experience as needed.

Liability for Sabbatical Leave. In certain of our operations, we offer employees a sabbatical leave. Although the sabbatical policy varies by region, in general, Morningstar's full-time employees are eligible for six weeks of paid time off after four years of continuous service. We account for our sabbatical liability in accordance with FASB ASC 710-10-25, *Compensated Absences.* We record a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave.

Income Taxes. We record deferred income taxes for the temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes in accordance with FASB ASC 740, *Income Taxes.* FASB ASC 740 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements, and also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions.

We recognize interest and penalties related to unrecognized tax benefits as part of income tax expense in our Consolidated Statements of Income. We classify liabilities related to unrecognized tax benefits as either current liabilities or "Other long-term liabilities" in our Consolidated Balance Sheet, depending on when we expect to make payment.

Income per Share. We compute and present income per share in accordance with FASB ASC 260, *Earnings Per Share.* The difference between weighted average shares outstanding and diluted shares outstanding primarily reflects the dilutive effect associated with our stock-based compensation plans. Beginning in 2010, we further compute income per share in accordance with FASB ASC 260-10-45-59A, *Participating Securities and the Two Class Method.*

In May 2010, we issued restricted stock in conjunction with the acquisition of Realpoint, LLC (now Morningstar Credit Ratings, LLC). Because the restricted stock contains nonforfeitable rights to dividends, it meets the criteria of a participating security. Under the two-class method, we allocate earnings between common stock and participating securities. The two-class method includes an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and undistributed earnings for the period. For purposes of calculating earnings per share, we reduce our reported net earnings by the amount allocated to participating securities to arrive at the earnings allocated to common stock shareholders.

ASC 260-10-45-59A requires the dilutive effect of participating securities to be calculated using the more dilutive of the treasury stock or the two-class method. We have determined the two-class method to be the more dilutive. As such, we adjusted the earnings allocated to common stock shareholders in the basic earnings per share calculation for the reallocation of undistributed earnings to participating securities to calculate diluted earnings per share.

Foreign Currency. We translate the financial statements of non-U.S. subsidiaries to U.S. dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for revenue and expense. We use the local currency as the functional currency for all of our non-U.S. subsidiaries. We record translation adjustments for non-U.S. subsidiaries as a component of "Other comprehensive income (loss)" in our Consolidated Statements of Comprehensive Income. We include exchange gains and losses arising from transactions denominated in currencies other than the functional currency in "Other income (expense), net" in our Consolidated Statements of Income.

4. Income Per Share

The following table shows how we reconcile our net income and the number of shares used in computing basic and diluted income per share:

(in thousands, except per share amounts)	2012	2011	2010
Basic net income per share attributable to Morningstar, Inc.:			
Net income attributable to Morningstar, Inc.:	**$ 108,079**	$ 98,357	$ 86,370
Less: Distributed earnings available to participating securities	**(41)**	(40)	(10)
Less: Undistributed earnings available to participating securities	**(47)**	(259)	(335)
Numerator for basic net income per share — undistributed and distributed earnings available to common shareholders	**$ 107,991**	$ 98,058	$ 86,025
Weighted average common shares outstanding	**48,497**	50,032	49,249
Basic net income per share attributable to Morningstar, Inc.:			
Continuing operations	**$ 2.12**	$ 1.96	$ 1.75
Discontinued operations	**0.11**	—	—
Total	**$ 2.23**	$ 1.96	$ 1.75

(in thousands, except per share amounts)	2012	2011	2010
Diluted net income per share attributable to Morningstar, Inc.:			
Numerator for basic net income per share—undistributed and distributed earnings available to common shareholders	**$ 107,991**	$ 98,058	$ 86,025
Add: Undistributed earnings allocated to participating securities	**47**	259	335
Less: Undistributed earnings reallocated to participating securities	**(46)**	(254)	(326)
Numerator for diluted net income per share—undistributed and distributed earnings available to common shareholders	**$ 107,992**	$ 98,063	$ 86,034
Weighted average common shares outstanding	**48,497**	50,032	49,249
Net effect of dilutive stock options and restricted stock units	**651**	956	1,306
Weighted average common shares outstanding for computing diluted income per share	**49,148**	50,988	50,555
Diluted net income per share attributable to Morningstar, Inc.:			
Continuing operations	**$ 2.10**	$ 1.92	$ 1.70
Discontinued operations	**0.10**	—	—
Total	**$ 2.20**	$ 1.92	$ 1.70

The following table shows the number of weighted average stock options, restricted stock units, and restricted stock excluded from our calculation of diluted earnings per share from both continuing operations and net earnings because their inclusion would have been anti-dilutive:

(in thousands)	2012	2011	2010
Weighted average stock options	**83**	55	—
Weighted average restricted stock units	**7**	—	—
Weighted average restricted stock	**—**	—	—
Total	**90**	55	—

These stock options and restricted stock units could be included in the calculation in the future.

5. Segment and Geographical Area Information

Morningstar has two operating segments:

- *Investment Information.* The Investment Information segment includes all of our data, software, and research products and services. These products are typically sold through subscriptions or license agreements.

  The largest products in this segment based on revenue are Morningstar Data (formerly Licensed Data), Morningstar Advisor Workstation (including Morningstar Office), Morningstar Direct, Morningstar.com, Morningstar Integrated Web Tools, and Morningstar Principia. Morningstar Data is a set of investment data spanning all of our investment databases, including real-time pricing and commodity data, and is available through electronic data feeds. Advisor Workstation is a web-based investment planning system for advisors. Advisor Workstation is available in two editions: Morningstar Office for independent financial advisors and an enterprise edition for financial advisors affiliated with larger firms. Morningstar Direct is a web-based institutional research platform. Morningstar.com includes both Premium Memberships and Internet advertising sales. Morningstar Integrated Web Tools is a set of services that helps institutional clients build customized websites or enhance their existing sites with Morningstar's online tools and components. Principia is our CD-ROM-based investment research and planning software for advisors.

  The Investment Information segment also includes Morningstar Equity Research, which we distribute through several channels. We sell Morningstar Equity Research to companies that purchase our research for their own use or provide our research to their affiliated advisors or individual investor clients.

  The Investment Information segment also includes Morningstar Credit Research and Morningstar Structured Credit Ratings. The latter is provided by Morningstar Credit Ratings, LLC, a Nationally Recognized Statistical Rating Organization specializing in structured finance. It offers securities ratings, research, surveillance services, and data to help institutional investors identify risk in commercial mortgage-backed securities (CMBS).

  We also offer a variety of financial communications and newsletters, other institutional and advisor software, and investment indexes.

- *Investment Management.* The Investment Management segment includes all of our asset management operations, which earn the majority of their revenue from asset-based fees.

  The key products and services in this segment based on revenue are Investment Advisory Services (formerly Investment Consulting), which focuses on investment monitoring and asset allocation for funds of funds, including mutual funds and variable annuities; Retirement Solutions, including the Morningstar Retirement Manager and Advice by Ibbotson platforms; and Morningstar Managed Portfolios, a fee-based discretionary asset management service that includes a series of mutual fund, exchange-traded fund, and stock portfolios tailored to meet a range of investment time horizons and risk levels that financial advisors can use for their clients' taxable and tax-deferred accounts. In addition, we offer Managed Portfolios through our subsidiary Ibbotson Australia which provides asset management services primarily to institutional clients and individual investors.

Our segment accounting policies are the same as those described in Note 3, except for the capitalization and amortization of internal product development costs, amortization of intangible assets, and costs related to corporate functions. We exclude these items from our operating segment results to provide our chief operating decision maker with a better indication of each segment's ability to generate cash flow. This information is one of the criteria used by our chief operating decision maker in determining how to allocate resources to each segment. We include capitalization and amortization of internal product development costs, amortization of intangible assets, and costs related to corporate functions in the Corporate Items category. Our segment disclosures are consistent with the business segment information provided to our chief operating decision maker on a recurring basis; for that reason, we don't present balance sheet information by segment. We disclose goodwill by segment in accordance with the requirements of FASB ASC 350-20-50, *Intangibles—Goodwill—Disclosure.*

The following tables present information about our operating segments:

2012 Segment Information

($000)	Investment Information	Investment Management	Corporate Items	Total
				Year ended December 31, 2012
External revenue	**$ 529,984**	**$ 128,304**	**$ —**	**$ 658,288**
Operating expense, excluding stock-based compensation expense, depreciation, and amortization	**356,165**	**64,765**	**24,689**	**445,619**
Stock-based compensation expense	**13,831**	**2,278**	**2,796**	**18,905**
Depreciation and amortization	**9,288**	**134**	**33,674**	**43,096**
Operating income (loss)	**$ 150,700**	**$ 61,127**	**$ (61,159)**	**$ 150,668**
U.S. capital expenditures				**$ 22,280**
Non-U.S. capital expenditures				**$ 7,759**
U.S. revenue				**$ 466,947**
Non-U.S. revenue				**$ 191,341**
				As of December 31, 2012
Goodwill	**$ 279,164**	**$ 41,681**	**$ —**	**$ 320,845**
U.S. long-lived assets				**$ 60,371**
Non-U.S. long-lived assets				**$ 23,651**

2011 Segment Information

($000)	Investment Information	Investment Management	Corporate Items	Total
				Year ended December 31, 2011
External revenue	$ 500,909	$ 130,491	$ —	$ 631,400
Operating expense, excluding stock-based compensation expense, depreciation, and amortization	351,194	58,596	24,979	434,769
Stock-based compensation expense	10,113	2,080	3,110	15,303
Depreciation and amortization	8,088	166	34,659	42,913
Operating income (loss)	$ 131,514	$ 69,649	$ (62,748)	$ 138,415
U.S. capital expenditures				$ 13,816
Non-U.S. capital expenditures				$ 9,506
U.S. revenue				$ 446,470
Non-U.S. revenue				$ 184,930
				As of December 31, 2011
Goodwill	$ 277,059	$ 41,433	$ —	$ 318,492
U.S. long-lived assets				$ 44,572
Non-U.S. long-lived assets				$ 23,624

2010 Segment Information

($000)	Investment Information	Investment Management	Corporate Items	Total
	Year ended December 31, 2010			
External revenue	$ 444,957	$ 110,394	$ —	$ 555,351
Operating expense, excluding stock-based compensation expense, depreciation, and amortization	301,722	51,361	27,752	380,835
Stock-based compensation expense	8,110	2,032	3,651	13,793
Depreciation and amortization	7,385	185	32,094	39,664
Operating income (loss)	$ 127,740	$ 56,816	$ (63,497)	$ 121,059
U.S. capital expenditures				$ 5,067
Non-U.S. capital expenditures				$ 9,704
U.S. revenue				$ 398,215
Non-U.S. revenue				$ 157,136
	As of December 31, 2010			
Goodwill	$ 275,611	$ 42,050	$ —	$ 317,661
U.S. long-lived assets				$ 39,496
Non-U.S. long-lived assets				$ 22,609

Information by geographical region is as follows:

($000)	2012	2011	2010
	Year ended December 31		
External revenue by geographic region			
United States	**$ 466,947**	$ 446,470	$ 398,215
United Kingdom	**56,794**	53,427	43,797
Europe, excluding the United Kingdom	**49,844**	49,507	39,851
Australia	**38,229**	39,761	35,638
Canada	**30,664**	27,808	25,533
Asia, excluding Japan	**9,934**	9,240	7,855
Japan	**3,831**	3,948	3,871
Other	**2,045**	1,239	591
Total	**$ 658,288**	$ 631,400	$ 555,351
	As of December 31		
Long-lived assets by geographic region			
United States	**$ 60,371**	$ 44,572	$ 39,496
United Kingdom	**7,435**	7,512	5,960
Europe, excluding the United Kingdom	**2,356**	2,629	3,479
Australia	**1,402**	1,415	1,554
Canada	**1,773**	2,076	2,395
Asia, excluding Japan	**10,445**	9,656	8,874
Japan	**84**	282	233
Other	**156**	54	114
Total	**$ 84,022**	$ 68,196	$ 62,105

6. Investments and Fair Value Measurements

We account for our investments in accordance with FASB ASC 320, *Investments—Debt and Equity Securities*. We classify our investments in three categories: available-for-sale, held-to-maturity, and trading. We monitor the concentration, diversification, maturity, and liquidity of our investment portfolio, which is primarily invested in fixed-income securities, and classify our investment portfolio as shown below:

($000)	2012	2011
	As of December 31	
Available-for-sale	**$ 125,786**	$ 247,917
Held-to-maturity	**26,357**	16,347
Trading securities	**5,386**	5,491
Total	**$ 157,529**	$ 269,755

The following table shows the cost, unrealized gains (losses), and fair values related to investments classified as available-for-sale and held-to-maturity:

($000)	Cost	Unrealized Gain	Unrealized Loss	Fair Value
As of December 31, 2012				
Available-for-sale:				
Government obligations	**$ 40,669**	$ 29	$ (608)	$ 40,090
Corporate bonds	**49,339**	36	(292)	49,083
Foreign obligations	**2,437**	1	(19)	2,419
Commercial paper	**2,000**	—	—	2,000
Equity securities and exchange-traded funds	**19,613**	1,359	(323)	20,649
Mutual funds	**10,499**	1,092	(46)	11,545
Total	**$ 124,557**	$ 2,517	$ (1,288)	$ 125,786
Held-to-maturity:				
Certificates of deposit	**$ 26,357**	$ —	$ —	$ 26,357
As of December 31, 2011				
Available-for-sale:				
Government obligations	$ 139,099	$ 72	$ (402)	$ 138,769
Corporate bonds	61,589	14	(280)	61,323
Foreign obligations	—	—	—	—
Commercial paper	29,964	2	(7)	29,959
Equity securities and exchange-traded funds	8,461	368	(558)	8,271
Mutual funds	9,298	363	(66)	9,595
Total	$ 248,411	$ 819	$ (1,313)	$ 247,917
Held-to-maturity:				
Certificates of deposit	$ 16,347	$ —	$ —	$ 16,347

As of December 31, 2012 and December 31, 2011, investments with unrealized losses for greater than a 12-month period were not material to the Consolidated Balance Sheets and were not deemed to have other than temporary declines in value.

The table below shows the cost and fair value of investments classified as available-for-sale and held-to-maturity based on their contractual maturities as of December 31, 2012 and December 31, 2011. The expected maturities of certain fixed-income securities may differ from their contractual maturities because some of these holdings have call features that allow the issuers the right to prepay obligations without penalties.

($000)	Cost	Fair Value
As of December 31, 2012		
Available-for-sale:		
Due in one year or less	**$ 87,599**	**$ 86,784**
Due in one to two years	**6,846**	**6,808**
Equity securities, exchange-traded funds, and mutual funds	**30,112**	**32,194**
Total	**$ 124,557**	**$125,786**
Held-to-maturity:		
Due in one year or less	**$ 26,352**	**$ 26,352**
Due in one to three years	**5**	**5**
Total	**$ 26,357**	**$ 26,357**
As of December 31, 2011		
Available-for-sale:		
Due in one year or less	$ 155,651	$ 155,247
Due in one to two years	75,001	74,804
Equity securities, exchange-traded funds, and mutual funds	17,759	17,866
Total	$ 248,411	$ 247,917
Held-to-maturity:		
Due in one year or less	$ 16,342	$ 16,342
Due in one to three years	5	5
Total	$ 16,347	$ 16,347

As of December 31, 2012 and December 31, 2011, held-to-maturity investments included a $1,500,000 and a $1,600,000 certificate of deposit, respectively, held primarily as collateral against bank guarantees for our office leases, primarily in Australia.

The following table shows the realized gains and losses arising from sales of our investments classified as available-for-sale recorded in our Consolidated Statements of Income:

($000)	**2012**	2011	2010
Realized gains	**$ 1,671**	$ 761	$ 276
Realized losses	**(1,133)**	(501)	(1)
Realized gains, net	**$ 538**	$ 260	$ 275

We determine realized gains and losses using the specific identification method.

The following table shows the net unrealized gains (losses) on trading securities as recorded in our Consolidated Statements of Income:

($000)	**2012**	2011	2010
Unrealized gains (losses), net	**$ 269**	$ (387)	$ 237

The fair value of our assets subject to fair value measurements and that are measured at fair value on a recurring basis using the fair value hierarchy and the necessary disclosures under FASB ASC 820, *Fair Value Measurement*, are as follows:

		Fair Value Measurements Using Fair Value Hierarchy		
($000)	Fair Value	Level 1	Level 2	Level 3
December 31, 2012				
Available-for-sale investments				
Government obligations	**$ 40,090**	**$ —**	**$ 40,090**	**$ —**
Corporate bonds	**49,083**	**—**	**49,083**	**—**
Foreign obligations	**2,419**	**—**	**2,419**	**—**
Commercial paper	**2,000**	**—**	**2,000**	**—**
Equity securities and exchange-traded funds	**20,649**	**20,649**	**—**	**—**
Mutual funds	**11,545**	**11,545**	**—**	**—**
Trading securities	**5,386**	**5,386**	**—**	**—**
Cash equivalents	**398**	**398**	**—**	**—**
Total	**$ 131,570**	**$ 37,978**	**$ 93,592**	**$ —**
December 31, 2011				
Available-for-sale investments				
Government obligations	$ 138,769	$ —	$ 138,769	$ —
Corporate bonds	61,323	—	61,323	—
Commercial paper	29,959	—	29,959	—
Equity securities and exchange-traded funds	8,271	8,271	—	—
Mutual funds	9,595	9,595	—	—
Trading securities	5,491	5,491	—	—
Cash equivalents	30,818	30,818	—	—
Total	$ 284,226	$ 54,175	$ 230,051	$ —

Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Based on our analysis of the nature and risks of our investments in equity securities and mutual funds, we have determined that presenting these investment categories each in the aggregate is appropriate.

There were no transfers between Levels 1 and 2 during the year ended December 31, 2012.

We measure the fair value of money market funds, equity securities, and exchange-traded funds based on quoted prices in active markets for identical assets or liabilities. All other financial instruments were valued either based on recent trades of securities in inactive markets or based on quoted market prices of similar instruments and other significant inputs derived from observable market data. We did not hold any securities categorized as Level 3 as of December 31, 2012 and December 31, 2011.

7. Acquisitions, Goodwill, and Other Intangible Assets

2012 and 2011 Acquisitions

We did not complete any acquisitions in 2012 and 2011.

2010 Acquisitions

Aegis Equities Research

In April 2010, we acquired Aegis Equities Research, a provider of independent equity research in Australia, for $10,269,000 in cash, net of cash acquired. We began including the financial results of this acquisition in our Consolidated Financial Statements on April 1, 2010. The following table summarizes our allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	($000)
Cash and cash equivalents	$ 51
Investments	55
Accounts receivable	198
Other non-current assets	62
Intangible assets	5,801
Goodwill	5,117
Deferred revenue	(617)
Other current and non-current liabilities	(347)
Total purchase price	$ 10,320

The allocation includes $5,801,000 of acquired intangible assets, as follows:

	($000)	Weighted Average Useful Life (years)
Customer-related assets	$ 1,879	10
Technology-based assets	3,253	6
Intellectual property (trademarks and trade names)	46	1
Non-competition agreement	623	3
Total intangible assets	$ 5,801	7

Goodwill of $5,117,000 represents the premium we paid over the fair value of the net tangible and intangible assets acquired with this acquisition. We paid this premium for a number of reasons, including the strategic benefits of creating a larger analyst team that will enable us to expand our coverage of Australian-listed companies, provide Australian clients with more robust independent research, and give us the potential to expand our services in multiple delivery channels. Approximately $1,787,000 of the intangible assets is deductible for income tax purposes over a period of approximately three years from the acquisition date.

Old Broad Street Research Ltd

In April 2010, we acquired Old Broad Street Research Ltd. (OBSR) for $17,937,000 in cash, net of cash acquired. OBSR is a provider of fund research, ratings, and investment consulting services in the United Kingdom and offers an array of customized consulting services including model portfolios, advice on fund construction, and corporate governance services that are used by many of the leading financial advisers and fund platforms. We began including the financial results of this acquisition in our Consolidated Financial Statements on April 12, 2010.

The following table summarizes our allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	($000)
Cash and cash equivalents	$ 4,632
Accounts receivable and other current assets	986
Other non-current assets	1,632
Intangible assets	9,266
Goodwill	12,422
Deferred revenue	(2,633)
Accounts payable and accrued and other current liabilities	(1,342)
Deferred tax liability—non-current	(2,317)
Other non-current liabilities	(77)
Total purchase price	$ 22,569

The allocation includes $9,266,000 of acquired intangible assets, as follows:

	($000)	Weighted Average Useful Life (years)
Customer-related assets	$ 7,073	13
Technology-based assets	1,424	5
Intellectual property (trademarks and trade names)	769	10
Total intangible assets	$ 9,266	12

Goodwill of $12,422,000 represents the premium we paid over the fair value of the acquired net tangible and intangible assets. We paid this premium for a number of reasons, including the strategic benefit of adding to our existing fund research team in London and continuing to build our thought leadership in investment research. OBSR will also help us expand our investment consulting presence in the United Kingdom, where we already provide asset allocation, manager selection, and portfolio construction services to institutions and intermediaries.

The deferred tax liability of $2,317,000 is primarily because the amortization expense related to intangible assets is not deductible for income tax purposes.

Realpoint, LLC

In May 2010, we acquired Realpoint, LLC (Realpoint), a Nationally Recognized Statistical Rating Organization (NRSRO) that specializes in structured finance. Realpoint offers securities ratings, research, surveillance services, and data to help institutional investors identify credit risk in commercial mortgage-backed securities. Institutional investment firms subscribe to Realpoint's ratings and analytics, including money managers who invest in commercial mortgage-backed securities. We began including the financial results of this acquisition in our Consolidated Financial Statements on May 3, 2010. In 2011, we renamed Realpoint as Morningstar Credit Ratings, LLC.

In conjunction with this acquisition, we paid $38,327,000 in cash, net of cash acquired, and issued 199,174 shares of restricted stock to the selling employee-shareholders. Because of the terms of the restricted share agreements and in accordance with FASB ASC 805, *Business Combinations*, we account for these grants as stock-based compensation expense and not as part of the acquisition consideration. See Note 12 for additional information concerning the accounting for this restricted stock.

The following table summarizes our allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	($000)
Cash and cash equivalents	$ 5,489
Accounts receivable and other current assets	3,567
Other non-current assets	738
Deferred tax asset—non-current	195
Intangible assets	19,120
Goodwill	24,903
Deferred revenue	(7,316)
Accounts payable and accrued and other current liabilities	(2,785)
Other non-current liabilities	(95)
Total purchase price	$ 43,816

The allocation includes $19,120,000 of acquired intangible assets, as follows:

	($000)	Weighted Average Useful Life (years)
Customer-related assets	$ 5,000	10
Technology-based assets	13,610	10
Intellectual property (trademarks and trade names)	300	1
Non-competition agreement	210	6
Total intangible assets	$ 19,120	10

Goodwill of $24,903,000 represents the premium we paid over the fair value of the acquired net tangible and intangible assets. We paid this premium for a number of reasons, including the opportunity for Morningstar to enter the structured finance ratings and analysis business.

The value assigned to goodwill, intangible assets, and restricted stock at the date of grant are deductible for income tax purposes over a period of approximately 15 years from the acquisition date.

Increased Ownership Interest in Morningstar Danmark A/S

In July 2010, we acquired an additional 75% interest in Morningstar Danmark A/S (Morningstar Denmark), increasing our ownership to 100% from 25%. Morningstar Denmark's main offering is the investment information website for individual investors, Morningstar.dk, which provides fund and ETF data, portfolio tools, and market analysis. We began consolidating the financial results of this acquisition in our Consolidated Financial Statements on July 1, 2010.

Morningstar Denmark's total estimated fair value of $20,192,000 includes $15,467,000 in cash paid to acquire the remaining 75% interest in Morningstar Denmark and $4,725,000 related to the 25% of Morningstar Denmark we previously held. We determined the fair value of the previously held 25% investment independent of the acquired controlling interest and recorded a non-cash holding gain of $4,564,000.

The following table summarizes our allocation of the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	($000)
Cash and cash equivalents	$ 915
Accounts receivable and other current assets	632
Other non-current assets	65
Intangible assets	9,854
Goodwill	12,342
Deferred revenue	(496)
Deferred tax liability	(2,504)
Other current and non-current liabilities	(616)
Total fair value of Morningstar Denmark	$ 20,192

The allocation includes $9,854,000 of acquired intangible assets, as follows:

	($000)	Weighted Average Useful Life (years)
Customer-related assets	$ 9,130	14
Technology-based assets	724	6
Total intangible assets	$ 9,854	13

We recognized a deferred tax liability of $2,504,000 mainly because the amortization expense related to certain intangible assets is not deductible for income tax purposes.

Goodwill of $12,342,000 represents the premium over the fair value of the net tangible and intangible assets acquired with this acquisition. We paid this premium for a number of reasons, including the opportunity to offer Morningstar's full suite of products and services to investors in Denmark and further leveraging Morningstar's global reach, investment databases, and technology expertise.

Annuity intelligence business of Advanced Sales and Marketing Corporation (ASMC)

In November 2010, we acquired the annuity intelligence business of Advanced Sales and Marketing Corporation (ASMC) for $14,113,000 in cash. The acquisition includes the Annuity Intelligence Report (AI Report), a web-based service that helps broker-dealers, insurers, and the financial professionals they support better understand and more effectively present variable annuity products to their clients. The AI Report service leverages a proprietary database of more than 1,000 variable annuities that includes "plain-English" translations of complex but important information found in prospectuses and other public filings. We began including the financial results of this acquisition in our Consolidated Financial Statements on November 1, 2010.

The following table summarizes our allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	($000)
Accounts receivable and other current assets	$ 163
Other non-current assets	9
Intangible assets	6,300
Goodwill	9,028
Deferred revenue	(1,364)
Accounts payable and accrued and other current liabilities	(23)
Total purchase price	$ 14,113

The allocation includes $6,300,000 of acquired intangible assets, as follows:

	($000)	Weighted Average Useful Life (years)
Customer-related assets	$ 4,100	20
Technology-based assets	2,100	9
Intellectual property (trademarks and trade names)	100	10
Total intangible assets	$ 6,300	16

The goodwill value of $9,028,000 represents the premium we paid over the fair value of the acquired net tangible and intangible assets. We paid this premium for a number of reasons, including the opportunity to combine Morningstar's strength in variable annuity subaccount data and modeling tools with AI Report's product-level data and proprietary methodologies.

The value assigned to goodwill and intangible assets are deductible for income tax purposes over a period of approximately 15 years from the acquisition date.

Other Acquisitions in 2010

We also completed two other acquisitions in 2010:

- Footnoted business of Financial Fineprint Inc.: In February 2010, we acquired the Footnoted business of Financial Fineprint Inc. (Footnoted), a blog for professional money managers, analysts, and individual investors. Footnoted Pro, a service for institutional investors, provides insight on actionable items and trends in SEC filings. The acquisition includes the Footnoted.org website and the Footnoted Pro service. We began including the financial results of this acquisition in our Consolidated Financial Statements on February 1, 2010.

- Seeds Group: In July 2010, we acquired Seeds Group (Seeds), a leading provider of investment consulting services and fund research in France. Through its subsidiary Seeds Finance, Seeds provides investment consulting services and specializes in asset liability management, manager selection, plan construction, risk, and portfolio management in alternative investments and active strategies. Its subsidiary, Multiratings.com, provides a fund research and investment education website for advisor groups and institutions. We began including the financial results of this acquisition in our Consolidated Financial Statements on July 1, 2010.

The combined purchase price for these two acquisitions was $6,113,000 less acquired cash.

For these two acquisitions, the following table summarizes our allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the dates of acquisition:

	($000)
Cash	$ 1,442
Accounts receivable and other current assets	939
Other non-current assets	179
Intangible assets	2,661
Goodwill	3,869
Deferred revenue	(159)
Accounts payable and accrued and other current liabilities	(576)
Deferred tax liability—non-current	(800)
Total purchase price	$ 7,555

The allocation includes $2,661,000 of acquired intangible assets, as follows:

	($000)	Weighted Average Useful Life (years)
Customer-related assets	$ 1,835	10
Technology-based assets	447	4
Intellectual property (trademarks and trade names)	379	10
Total intangible assets	$ 2,661	9

Goodwill

The following table shows the changes in our goodwill balances from January 1, 2011 to December 31, 2012:

	($000)
Balance as of January 1, 2011	$ 317,661
Adjustments to 2010 Acquisitions:	
Acquisition of Aegis Equities Research	(417)
Acquisition of Realpoint, LLC	1,800
Acquisition of annuity intelligence business of Advanced Sales and Marketing Corp.	107
Acquisition of Footnoted business of Financial Fineprint Inc. and Seeds Group	(103)
Other, primarily currency translation	(556)
Balance as of December 31, 2011	$ 318,492
Sale of Morningstar Investor Relations and other businesses	(937)
Other, primarily currency translation	3,290
Balance as of December 31, 2012	$ 320,845

We did not record any significant impairment losses in 2012, 2011, or 2010, respectively, as the estimated fair values exceeded the carrying values of the reporting units. We perform our annual impairment testing during the fourth quarter of each year.

Intangible Assets

The following table summarizes our intangible assets:

($000)	Gross	Accumulated Amortization	Net	Weighted Average Useful Life (years)
As of December 31, 2012				
Intellectual property	**$ 30,621**	**$ (21,527)**	**$ 9,094**	**9**
Customer-related assets	**132,798**	**(63,005)**	**69,793**	**12**
Supplier relationships	**240**	**(96)**	**144**	**20**
Technology-based assets	**81,333**	**(43,809)**	**37,524**	**9**
Non-competition agreement	**1,765**	**(1,588)**	**177**	**4**
Total intangible assets	**$ 246,757**	**$ (130,025)**	**$ 116,732**	**10**
As of December 31, 2011				
Intellectual property	$ 32,293	$ (20,455)	$ 11,838	9
Customer-related assets	134,396	(52,611)	81,785	12
Supplier relationships	240	(84)	156	20
Technology-based assets	80,694	(35,130)	45,564	9
Non-competition agreement	1,751	(1,285)	466	4
Total intangible assets	$ 249,374	$ (109,565)	$ 139,809	10

In 2011, we recorded an impairment loss of approximately $800,000 for the masthead related to one of the magazines we acquired from Aspect Huntley in 2006. We did not record any significant impairment losses in 2012 or 2010.

The following table summarizes our amortization expense related to intangible assets:

($000)	2012	2011	2010
Amortization expense	**$ 23,944**	$ 27,267	$ 24,850

We amortize intangible assets using the straight-line method over their expected economic useful lives.

Based on acquisitions and divestitures completed through December 31, 2012, we expect intangible amortization expense for 2013 and subsequent years as follows:

	($000)
2013	$ 21,246
2014	19,984
2015	19,164
2016	14,558
2017	9,951

Our estimates of future amortization expense for intangible assets may be affected by additional acquisitions, divestitures, changes in the estimated average useful life, and currency translations.

8. Discontinued Operations

In October 2012, we sold Morningstar Investor Relations Services to UK-based Investis, a leading specialist in digital corporate communications for public companies. In October 2012, we also sold the Morningstar Australasia trade publishing assets to Sterling Publishing Pty Ltd. We have not reclassified the operating results of these businesses, included as part of our Investment Information segment, to discontinued operations, nor have we reclassified the related assets and liabilities to held for disposition, because these amounts are not significant to our consolidated statements or segment disclosures.

The following table summarizes the amounts included in our Consolidated Statements of Income for discontinued operations for the years ended December 31, 2012, 2011, and 2010:

($000)	2012	2011	2010
Gain on sales of businesses	**$ 6,193**	$ —	$ —
Income tax expense	**1,005**	—	—
Earnings from discontinued operations, net of tax	**$ 5,188**	$ —	$ —

9. Investments in Unconsolidated Entities

Our investments in unconsolidated entities consist primarily of the following:

	As of December 31	
($000)	**2012**	2011
Investment in MJKK	**$ 20,540**	$ 19,662
Other equity method investments	**6,288**	2,807
Investments accounted for using the cost method	**8,477**	5,173
Total investments in unconsolidated entities	**$ 35,305**	$ 27,642

Morningstar Japan K.K. Morningstar Japan K.K. (MJKK) develops and markets products and services customized for the Japanese market. MJKK's shares are traded on the Osaka Stock Exchange, "Hercules Market," using the ticker 4765. We account for our investment in MJKK using the equity method. The following table summarizes our ownership percentage in MJKK and the market value of this investment based on MJKK's publicly quoted share price:

	As of December 31	
	2012	2011
Morningstar's approximate ownership of MJKK	**34%**	33%
Approximate market value of Morningstar's ownership in MJKK:		
Japanese yen (¥000)	**¥3,109,579**	¥2,797,704
Equivalent U.S. dollars ($000)	**$ 36,227**	$ 36,146

Other Equity Method Investments. As of December 31, 2012 and 2011, other equity method investments includes our investments in Morningstar Sweden AB (Morningstar Sweden) and YCharts, Inc. (YCharts). Morningstar Sweden develops and markets products and services customized for investors in Sweden. Our ownership interest in Morningstar Sweden was approximately 24% as of December 31, 2012 and 2011. YCharts is a technology company that provides stock research and analysis. Our ownership interest in YCharts was approximately 22% as of December 31, 2012 and 2011. As of December 31, 2012, other equity method investments also includes our investment in Inquiry Financial Europe AB (Inquiry Financial). In September 2012, we acquired a minority equity stake in Inquiry Financial for $3,554,000. Inquiry Financial is a provider of sell-side consensus estimate data. Our ownership interest in Inquiry Financial was approximately 34% as of December 31, 2012.

We did not record any impairment losses on our equity method investments in 2012 or 2011.

Cost Method Investments. As of December 31, 2012, our cost method investments consist mainly of minority investments in Pitchbook Data, Inc. (Pitchbook) and HelloWallet LLC (HelloWallet). Pitchbook offers detailed data and information about private equity transactions, investors, companies, limited partners, and service providers. HelloWallet is a provider of personalized financial guidance to employees of *Fortune* 1000 companies. We paid approximately $6,750,000 for the minority equity stake in HelloWallet in the first quarter of 2012. As of December 31, 2011, our cost method investments consisted mainly of minority investments in Pitchbook and Bundle Corporation (Bundle). Bundle is a social media company dedicated to helping people make smarter spending and saving choices. We sold our investment in Bundle for approximately $966,000 in the fourth quarter of 2012. We included the loss of approximately $2,034,000 on the sale of the investment in our non-operating expense.

We did not record any impairment losses on our cost method investments in 2012 or 2011.

10. Property, Equipment, and Capitalized Software

The following table shows our property, equipment, and capitalized software summarized by major category:

	As of December 31	
($000)	**2012**	2011
Computer equipment	**$ 42,312**	$ 35,269
Capitalized software	**39,643**	25,918
Furniture and fixtures	**22,804**	19,918
Leasehold improvements	**51,333**	47,042
Telephone equipment	**1,951**	1,805
Construction in progress	**13,489**	8,993
Property, equipment, and capitalized software, at cost	**171,532**	138,945
Less accumulated depreciation	**(87,510)**	(70,749)
Property, equipment, and capitalized software, net	**$ 84,022**	$ 68,196

The following table shows the amount of capitalized software development costs included in construction in progress:

	As of December 31	
($000)	**2012**	2011
Capitalized software development costs not yet placed into service	**$ 6,477**	$ 6,122

The following table summarizes our depreciation expense:

($000)	**2012**	2011	2010
Depreciation expense	**$ 19,152**	$ 15,646	$ 14,814

11. Operating Leases

The following table shows our minimum future rental commitments due in each of the next five years and thereafter for all non-cancelable operating leases, consisting primarily of leases for office space:

Minimum Future Rental Commitments	($000)
2013	$ 17,570
2014	17,584
2015	16,337
2016	15,833
2017	14,978
Thereafter	52,706
Total	**$ 135,008**

The following table summarizes our rent expense including taxes, insurance, and other operating costs:

($000)	**2012**	2011	2010
Rent expense	**$ 20,736**	$ 20,122	$ 18,638

Deferred rent includes build-out and rent abatement allowances received, which are amortized over the remaining portion of the original term of the lease as a reduction in office lease expense. We include deferred rent, as appropriate, in "Accounts payable and accrued liabilities" and "Deferred rent, noncurrent" on our Consolidated Balance Sheets.

	As of December 31	
($000)	**2012**	2011
Deferred rent	**$ 27,783**	$ 27,282

Liability for Vacant Office Space

In 2010, we recorded changes to our liability for vacant office space, primarily for the former Ibbotson headquarters. We increased the liability related to this vacant office space because we anticipated receiving lower sublease income and expected it would take more time than previously estimated to identify a tenant. In addition, we increased our liability for vacant office space related to the equity research and data business acquired from CPMS.

We include our liability for vacant office space in "Accounts payable and accrued liabilities" and "Other long-term liabilities", as appropriate, on our Consolidated Balance Sheets.

The following table shows the change in our liability for vacant office space from December 31, 2010 to December 31, 2012:

Liability for Vacant Office Space	($000)
Balance as of December 31, 2010	$ 2,429
Reduction of liability for lease and other related payments	(1,510)
Balance as of December 31, 2011	919
Reduction of liability for lease and other related payments	**(774)**
Balance as of December 31, 2012	**$ 145**

12. Stock-Based Compensation

Stock-Based Compensation Plans

Our shareholders approved the Morningstar 2011 Stock Incentive Plan (the 2011 Plan) on May 17, 2011. As of that date we stopped granting awards under the Morningstar 2004 Stock Incentive Plan (the 2004 Plan). The 2004 Plan amended and restated the Morningstar 1993 Stock Option Plan, the Morningstar 2000 Stock Option Plan, and the Morningstar 2001 Stock Option Plan.

The 2011 Plan provides for a variety of stock-based awards, including, among other things, stock options, restricted stock units, and restricted stock. We granted stock options, restricted stock units, and restricted stock under the 2004 Plan.

All of our employees and our non-employee directors are eligible for awards under the 2011 Plan.

Grants awarded under the 2011 Plan or the 2004 Plan that are forfeited, canceled, settled, or otherwise terminated without a distribution of shares, or shares withheld by us in connection with the exercise of options, will be available for awards under the 2011 Plan. Any shares subject to awards under the 2011 Plan, but not under the 2004 Plan, that are withheld by us in connection with the payment of any required income tax withholding will be available for awards under the 2011 Plan.

The following table summarizes the number of shares available for future grants under our 2011 Plan:

	As of December 31
($000)	**2012**
Shares available for future grants	**4,731**

Accounting for Stock-Based Compensation Awards

The following table summarizes our stock-based compensation expense and the related income tax benefit we recorded in the past three years:

($000)	**2012**	2011	2010
Restricted stock units	**$ 13,451**	$ 12,765	$ 12,545
Restricted stock	**5,013**	2,196	1,248
Stock options	**441**	342	—
Total stock-based compensation expense	**$ 18,905**	$ 15,303	$ 13,793
Income tax benefit related to the stock-based compensation expense	**$ 3,686**	$ 3,535	$ 3,500

The following table summarizes the amount of unrecognized stock-based compensation expense as of December 31, 2012 and the expected number of months over which the expense will be recognized:

	Unrecognized stock-based compensation expense ($000)	**Expected amortization period (months)**
Restricted stock units	**$ 29,577**	**33**
Restricted stock	**906**	**28**
Stock options	**1,078**	**27**
Total unrecognized stock-based compensation expense	**$ 31,561**	**32**

In accordance with FASB ASC 718, *Compensation—Stock Compensation*, we estimate forfeitures of employee stock-based awards and recognize compensation cost only for those awards expected to vest. We adjust the stock-based compensation expense during the third quarter to reflect those awards that ultimately vested and update our estimate of the forfeiture rate that will be applied to awards not yet vested.

Restricted Stock Units

Restricted stock units represent the right to receive a share of Morningstar common stock when that unit vests. Restricted stock units granted to employees vest ratably over a four-year period. Restricted stock units granted to non-employee directors vest ratably over a three-year period. For restricted stock units granted through December 31, 2008, employees could elect to defer receipt of the Morningstar common stock issued upon vesting of the restricted stock unit.

We measure the fair value of our restricted stock units on the date of grant based on the closing market price of the underlying common stock on the day prior to grant. We amortize that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

The following table summarizes restricted stock unit activity during the past three years:

Restricted Stock Units (RSUs)	Unvested	Vested but Deferred	Total	Weighted Average Grant Date Value per RSU
RSUs Outstanding—January 1, 2010	681,425	39,594	721,019	$ 46.99
Granted	399,349	—	399,349	47.76
Vested	(232,292)	—	(232,292)	47.77
Vested but deferred	(16,748)	16,748	—	—
Issued	—	(11,153)	(11,153)	49.29
Forfeited	(54,068)	—	(54,068)	46.70
RSUs Outstanding—December 31, 2010	777,666	45,189	822,855	47.14
Granted	292,398	—	292,398	57.36
Dividend equivalents	2,673	—	2,673	48.57
Vested	(256,623)	—	(256,623)	48.28
Vested but deferred	(1,753)	1,753	—	—
Issued	—	(26,866)	(26,866)	46.69
Forfeited	(73,318)	—	(73,318)	47.59
RSUs Outstanding—December 31, 2011	741,043	20,076	761,119	50.66
Granted	**341,282**	**—**	**341,282**	**56.26**
Dividend equivalents	**6,405**	**130**	**6,535**	**52.02**
Vested	**(270,695)**	**—**	**(270,695)**	**50.12**
Vested but deferred	**(892)**	**892**	**—**	**—**
Issued	**—**	**(2,316)**	**(2,316)**	**73.28**
Forfeited	**(89,998)**	**—**	**(89,998)**	**50.84**
RSUs Outstanding—December 31, 2012	**727,145**	**18,782**	**745,927**	**53.37**

Restricted Stock

In conjunction with the Realpoint acquisition in May 2010, we issued 199,174 shares of restricted stock to the selling employee-shareholders under the 2004 Stock Incentive Plan. The restricted stock vests ratably over a five-year period from the acquisition date and may be subject to forfeiture if the holder terminates his or her employment during the vesting period.

Because of the terms of the restricted share agreements prepared in conjunction with the Realpoint acquisition, we account for the grant of restricted shares as stock-based compensation expense and not as part of the acquisition consideration. See Note 7, in the Notes to our Consolidated Financial Statements, for additional information concerning the Realpoint acquisition.

We measured the fair value of the restricted stock on the date of grant based on the closing market price of our common stock on the day prior to the grant. We amortize the fair value of $9,363,000 to stock-based compensation expense over the vesting period. The stock-based compensation expense recorded in 2012 and 2011 includes approximately $3,238,000 and $396,000, respectively, of expense recognized upon the accelerated vesting of restricted stock. We have assumed that all of the remaining restricted stock will ultimately vest, and therefore we have not incorporated a forfeiture rate for purposes of determining the stock-based compensation expense.

Stock Options

Stock options granted to employees vest ratably over a four-year period. Grants to our non-employee directors vest ratably over a three-year period. All grants expire 10 years after the date of grant. Almost all of the outstanding options granted under the 2004 Stock Incentive Plan have a premium price feature in which the exercise price increases over the term of the option at a rate equal to the 10-year Treasury bond yield as of the date of grant. Options granted under the 2011 Plan have an exercise price equal to the fair market value on the grant date.

In May 2011, we granted 86,106 stock options under the 2004 Stock Incentive Plan. In November 2011, we granted 6,095 stock options under the 2011 Plan. We estimated the fair value of the options on the grant date using a Black-Scholes option-pricing model. The weighted average fair value of options granted during 2011 was $23.81 per share, based on the following assumptions:

Assumptions for Black-Scholes Option Pricing Model	
Expected life (years):	7.4
Volatility factor:	35.1%
Dividend yield:	0.35%
Interest rate:	2.87%

The following tables summarize stock option activity in the past three years for our various stock option grants. The first table includes activity for options granted at an exercise price below the fair value per share of our common stock on the grant date; the second table includes activity for all other option grants.

Stock-Option Activity

	2012		2011		2010	
	Underlying Shares	**Weighted Average Exercise Price**	Underlying Shares	Weighted Average Exercise Price	Underlying Shares	Weighted Average Exercise Price
Options Granted At an Exercise Price Below the Fair Value Per Share on the Grant Date						
Options outstanding—beginning of year	**398,859**	**$ 19.72**	648,885	$ 18.91	809,169	$ 17.75
Granted	**—**	**—**	—	—	—	—
Canceled	**(650)**	**14.70**	—	—	(1,250)	14.21
Exercised	**(115,514)**	**20.19**	(250,026)	19.25	(159,034)	16.62
Options outstanding—end of year	**282,695**	**20.55**	398,859	19.72	648,885	18.91
Options exercisable—end of year	**282,695**	**$ 20.55**	398,859	$ 19.72	648,885	$ 18.91
All Other Option Grants, Excluding Activity Shown Above						
Options outstanding—beginning of year	**818,552**	**$ 22.76**	1,207,540	$ 17.09	1,868,408	$ 16.15
Granted	**—**	**—**	92,201	57.42	—	—
Canceled	**(22,330)**	**39.75**	(1,960)	16.04	(15,524)	13.72
Exercised	**(404,438)**	**16.60**	(479,229)	16.17	(645,344)	19.73
Options outstanding—end of year	**391,784**	**28.98**	818,552	22.76	1,207,540	17.09
Options exercisable—end of year	**337,684**	**$ 24.42**	726,351	$ 18.36	1,207,540	$ 17.09

The following table summarizes the total intrinsic value (difference between the market value of our stock on the date of exercise and the exercise price of the option) of options exercised:

($000)	2012	2011	2010
Intrinsic value of options exercised	**$ 22,526**	$ 29,899	$ 31,410

The table below shows additional information for options outstanding and exercisable as of December 31, 2012:

	Options Outstanding			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($000)
$8.57 – $14.70	**74,244**	**0.35**	**$ 8.59**	**$ 4,027**
$20.51 – $46.79	**528,560**	**2.16**	**23.48**	**20,800**
$57.28 – $59.35	**71,675**	**8.54**	**57.46**	**385**
$8.57 – $59.35	**674,479**	**2.64**	**$ 25.45**	**$ 25,212**
Vested or Expected to Vest				
$8.57 - $59.35	**674,479**	**2.64**	**$ 25.45**	**$ 25,212**

	Options Exercisable			
Range of Exercise Prices	Exercisable Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($000)
$8.57 – $14.70	**74,244**	**0.35**	**$ 8.59**	**$ 4,027**
$20.51 – $46.79	**528,560**	**2.16**	**23.48**	**20,800**
$57.28 – $59.35	**17,575**	**8.54**	**57.46**	**89**
$8.57 – $59.35	**620,379**	**2.12**	**$ 22.66**	**$ 24,916**

The aggregate intrinsic value in the table above represents the total pretax intrinsic value all option holders would have received if they had exercised all outstanding options on December 31, 2012. The intrinsic value is based on our closing stock price of $62.83 on that date.

Excess Tax Benefits Related to Stock-Based Compensation

FASB ASC 718, *Compensation—Stock Compensation*, requires that we classify the cash flows that result from excess tax benefits as financing cash flows. Excess tax benefits correspond to the portion of the tax deduction taken on our income tax return that exceeds the amount of tax benefit related to the compensation cost recognized in our Statement of Income. The following table summarizes our excess tax benefits for the past three years:

($000)	2012	2011	2010
Excess tax benefits related to stock-based compensation	**$ 7,210**	$ 9,525	$ 7,507

13. Defined Contribution Plan

We sponsor a defined contribution 401(k) plan, which allows our U.S.-based employees to voluntarily contribute pre-tax dollars up to a maximum amount allowable by the U.S. Internal Revenue Service. In 2012 and 2011, we made matching contributions to our 401(k) plan in the United States in an amount equal to 75 cents for every dollar of an employee's contribution, up to a maximum of 7% of the employee's compensation in the pay period. In 2010, we made matching contributions to our 401(k) plan in the United States in an amount equal to 50 cents for every dollar of an employee's contribution, up to a maximum of 7% of the employee's compensation in the pay period.

The following table summarizes our matching contributions:

($000)	2012	2011	2010
401(k) matching contributions	**$ 6,642**	$ 5,601	$ 3,321

14. Non-Operating Income

The following table presents the components of our net non-operating income:

($000)	2012	2011	2010
Interest income	**$ 5,464**	$ 3,679	$ 2,718
Interest expense	**(311)**	(1,318)	(281)
Other income (expense), net	**(2,196)**	(652)	4,295
Non-operating income, net	**$ 2,957**	$ 1,709	$ 6,732

Interest income primarily reflects interest from our investment portfolio. Interest income in 2012 includes approximately $700,000 of interest income related to the $1,000,000 of business tax refund for prior years recorded in 2012, as discussed above in the section, Consolidated Results. In 2011, interest expense of $1,318,000 included approximately $900,000 related to the $1,400,000 of business tax expense for prior years recorded in the second quarter of 2011, as discussed above in the section, *Consolidated Results*.

In 2012, other income (expense), net included the loss on the sale of our investment in Bundle Corporation of $2,034,000. See Note 9 for additional information concerning our investment in Bundle Corporation. In 2010, this category included the holding gain of $4,564,000 resulting from the difference between the estimated fair value and the book value of our investment in Morningstar Denmark. See Note 7 for additional information concerning Morningstar Denmark.

Other income (expense), net also includes foreign currency exchange gains and losses arising from the ordinary course of business related to our U.S. and non-U.S. operations, realized gains and losses from our investment portfolio, gains and losses on sale of fixed assets, and royalty income from MJKK.

15. Income Taxes

Income Tax Expense and Effective Tax Rate

The following table shows our income tax expense and our effective tax rate:

($000)	**2012**	2011	2010
Income before income taxes and equity in net income of unconsolidated entities	**$ 153,625**	$ 140,124	$ 127,791
Equity in net income of unconsolidated entities	**2,027**	1,848	1,422
Net (income) loss attributable to the noncontrolling interest	**117**	43	(87)
Total	**$ 155,769**	$ 142,015	$ 129,126
Income tax expense	**$ 52,878**	$ 43,658	$ 42,756
Effective tax rate	**33.9%**	30.7%	33.1%

The following table reconciles our income tax expense at the U.S. federal income tax rate of 35% to income tax expense as recorded:

	2012		2011		2010	
($000, except percentages)	**Amount**	**%**	Amount	%	Amount	%
Income tax expense at U.S. federal rate	**$ 54,519**	**35.0%**	$ 49,705	35.0%	$ 45,194	35.0%
State income taxes, net of federal income tax benefit	**1,510**	**1.0**	1,376	1.0	1,756	1.3
Stock-based compensation activity	**516**	**0.3**	440	0.3	97	0.1
Non-U.S. withholding taxes, net of federal income tax effect, and foreign tax credits	**307**	**0.2**	346	0.2	77	0.1
Net change in valuation allowance related to non-U.S. deferred tax assets, primarily net operating losses	**(630)**	**(0.4)**	394	0.3	(1,186)	(0.9)
Impact of equity in net income of unconsolidated entities	**—**	**—**	—	—	79	0.1
Difference between U.S. federal statutory and foreign tax rates	**(2,777)**	**(1.8)**	(2,393)	(1.7)	(2,567)	(2.0)
Adjustment to accruals for state taxes	**—**	**—**	—	—	(2,633)	(2.0)
Change in unrecognized tax benefits	**967**	**0.6**	3,126	2.2	2,869	2.2
Credits and incentives	**(1,494)**	**(1.0)**	(7,734)	(5.4)	(984)	(0.8)
Recognition of deferred tax assets	**—**	—	(1,778)	(1.3)	—	—
Other—net	**(40)**	—	176	0.1	54	—
Total income tax expense	**$ 52,878**	**33.9%**	$ 43,658	30.7%	$ 42,756	33.1%

Income tax expense consists of the following:

($000)	2012	2011	2010
Current tax expense:			
U.S.			
Federal	**$ 38,821**	$ 41,520	$ 38,901
State	**1,997**	1,808	2,445
Non-U.S.	**5,719**	5,756	4,122
Current tax expense	**46,537**	49,084	45,468
Deferred tax expense (benefit):			
U.S.			
Federal	**6,287**	(1,011)	61
State	**334**	(242)	(7)
Non-U.S.	**(280)**	(4,173)	(2,766)
Deferred tax expense (benefit), net	**6,341**	(5,426)	(2,712)
Income tax expense	**$ 52,878**	$ 43,658	$ 42,756

The following table provides our income before income taxes and equity in net income of unconsolidated entities, generated by our U.S. and non-U.S. operations:

($000)	2012	2011	2010
U.S.	**$ 128,920**	$ 123,390	$ 112,357
Non-U.S.	**24,705**	16,734	15,434
Income before income taxes and equity in net income of unconsolidated entities	**$ 153,625**	$ 140,124	$ 127,791

Deferred Tax Assets and Liabilities

We recognize deferred income taxes for the temporary differences between the carrying amount of assets and liabilities for financial statement purposes and their tax basis. The tax effects of the temporary differences that give rise to the deferred income tax assets and liabilities are as follows:

($000)	As of December 31 2012	2011
Deferred tax assets:		
Stock-based compensation expense	**$ 4,019**	$ 5,567
Accrued liabilities	**8,402**	7,789
Net operating loss carryforwards—U.S. federal and state	**930**	1,009
Net operating loss carryforwards—Non-U.S.	**12,386**	13,297
Research and development	**246**	631
Deferred royalty revenue	**383**	403
Allowance for doubtful accounts	**515**	503
Deferred rent	**9,031**	8,847
Unrealized exchange losses, net	**—**	159
Other	**846**	383
Total deferred tax assets	**36,758**	38,588
Deferred tax liabilities:		
Acquired intangible assets	**(14,535)**	(17,558)
Property, equipment, and capitalized software	**(14,615)**	(8,523)
Unrealized exchange gains, net	**(444)**	—
Prepaid expenses	**(3,694)**	(1,724)
Accrued liabilities	**—**	—
Investments in unconsolidated entities	**(9,905)**	(9,580)
Total deferred tax liabilities	**(43,193)**	(37,385)
Net deferred tax asset (liability) before valuation allowance	**(6,435)**	1,203
Valuation allowance	**(11,407)**	(12,039)
Net deferred tax liability	**$ (17,842)**	$ (10,836)

The deferred tax assets and liabilities are included in our Consolidated Balance Sheets as follows:

($000)	As of December 31 2012	2011
Deferred tax asset, net—current	**$ 3,741**	$ 5,104
Deferred tax liability, net—non-current	**(21,583)**	(15,940)
Net deferred tax liability	**$ (17,842)**	$ (10,836)

The following table summarizes our U.S. net operating loss (NOL) carryforwards:

($000)	As of December 31 2012	2011
Expiration Date	**2023**	2023
U.S. federal NOLs subject to expiration dates	**$ 2,362**	$ 2,587

Our U.S. federal NOL carryforward as of December 31, 2012 of $2,362,000 is subject to limitations on the use of the NOL imposed by the U.S. Internal Revenue Code, and therefore is limited to approximately $225,000 per year.

The following table summarizes our NOL carryforwards for our non-U.S. operations:

($000)	As of December 31 2012	2011
Non-U.S. NOLs subject to expiration dates from 2014 through 2032	**$ 6,064**	$ 5,048
Non-U.S. NOLs with no expiration date	**44,504**	45,002
Total	**$ 50,568**	$ 50,050
Non-U.S. NOLs not subject to valuation allowances	**$ 4,031**	$ 5,284

The increase in non-U.S. NOL carryforwards as of December 31, 2012 compared with 2011 primarily reflects additional NOL carryforwards in our non-U.S. operations as well as the impact of currency translations.

We have not provided federal and state income taxes on accumulated undistributed earnings of certain foreign subsidiaries aggregating approximately $95,100,000 as of December 31, 2012, because these earnings have been permanently reinvested. It is not practicable to determine the amount of the unrecognized deferred tax liability related to the undistributed earnings.

In assessing the realizability of our deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We have recorded a valuation allowance against all but approximately $4,031,000 of the non-U.S. NOLs, reflecting the likelihood that the benefit of these NOLs will not be realized.

Accounting for Uncertainty in Tax Positions

We conduct business globally and as a result, we file income tax returns in U.S. federal, state, local, and foreign jurisdictions. In the normal course of business we are subject to examination by tax authorities throughout the world. The open tax years for our U.S. Federal tax returns and most state tax returns include the years 2008 to the present. In non-U.S. jurisdictions, the statute of limitations generally extends to years prior to 2005.

We are currently under audit by federal, state and local tax authorities in the United States as well as tax authorities in certain non-U.S. jurisdictions. It is likely that the examination phase of some of these U.S. federal, state, local, and non-U.S. audits will conclude in 2013. It is not possible to estimate the impact of current audits on previously recorded unrecognized tax benefits.

As of December 31, 2012, our Consolidated Balance Sheet included a current liability of $6,568,000 and a non-current liability of $5,659,000 for unrecognized tax benefits. These amounts include interest and penalties, less any associated tax benefits.

The table below reconciles the beginning and ending amount of the gross unrecognized tax benefits as follows:

($000)	2012	2011
Gross unrecognized tax benefits—beginning of the year	**$ 12,189**	$ 9,089
Increases as a result of tax positions taken during a prior-year period	**445**	1,639
Decreases as a result of tax positions taken during a prior-year period	**(1,153)**	(876)
Increases as a result of tax positions taken during the current period	**2,008**	3,662
Decreases relating to settlements with tax authorities	**(299)**	(1,001)
Reductions as a result of lapse of the applicable statute of limitations	**(491)**	(324)
Gross unrecognized tax benefits—end of the year	**$ 12,699**	$ 12,189

In 2012, we recorded a net increase of $1,299,000 of gross unrecognized tax benefits before settlements and lapses of statutes of limitations, of which $875,000 increased our income tax expense by $702,000. In addition, we reduced our unrecognized tax benefits by $790,000 for settlements and lapses of statutes of limitations, of which $207,000 decreased our income tax expense by $207,000.

As of December 31, 2012, we had $12,699,000 of gross unrecognized tax benefits, of which $12,699,000, if recognized, would reduce our effective income tax rate and decrease our income tax expense by $10,446,000.

We record interest and penalties related to uncertain tax positions as part of our income tax expense. The following table summarizes our gross liability for interest and penalties:

	As of December 31	
($000)	**2012**	2011
Liabilities for interest and penalties	**$ 2,232**	$ 1,726

We recorded the increase in the liability, net of any tax benefits, to income tax expense in our Consolidated Statement of Income in 2012.

16. Contingencies

Open Matters

Life's Good S.T.A.B.L. Hedge Fund

In September 2011, three individual investors in Life's Good S.T.A.B.L. Mortgage hedge fund (LG), Marta Klass, Gregory Martin, and Richard Roellig, filed a complaint in the United States District Court for the Eastern District of Pennsylvania against LG, its principal Robert Stinson, and several other parties, including Morningstar, Inc. (the Klass Matter). The plaintiffs claim that Morningstar committed fraud and aided and abetted the other defendants' breach of fiduciary duty through the 5-star rating LG obtained from Morningstar. The plaintiffs seek unspecified damages. Hedge fund managers self-report their performance data to Morningstar.

More than a year before the Klass Matter, in June 2010, the SEC filed suit against LG and other entities claiming they were part of a Ponzi scheme operated by Stinson. As a result, LG and the other entities were placed in court-appointed receivership. Morningstar was not part of the SEC suit or receivership. Since that time, the Receiver, as part of his duties, has been investigating whether to assert claims against third parties. Morningstar is aware of 14 lawsuits filed by the Receiver seeking to recover money for the fund.

In November 2011, Morningstar filed a motion to dismiss the Klass Matter. On behalf of the entities in receivership, the Receiver filed a motion to stay the proceedings because the Receivership Order does not permit suits against the entities in receivership without court permission. The court granted the Receiver's motion and stayed the Klass Matter. In April 2012, the Receiver filed a complaint against Morningstar, in which the Receiver claims that Morningstar is liable for contribution and aiding and abetting Stinson's breach of fiduciary duty and fraud through the 5-star rating LG obtained from Morningstar. The Receiver seeks unspecified damages. The same day the Receiver filed his complaint, Morningstar sought leave from the court to file a counter suit against Stinson and two of his entities-Keystone State Capital Corporation and LG-for, among other things, fraud, misrepresentation, and breach of user agreements. In June 2012, the court denied Morningstar's motion for leave to file suit. The court took no position on the merits of Morningstar's claims, and did not preclude Morningstar from renewing its motion to file a complaint at a later time, but deferred to the Receiver's request not to subject the receivership estate to additional litigation at this early point in the receivership. In August 2012, the court denied Morningstar's motion to dismiss the Receiver's complaint.

Morningstar believes the allegations against it by the Klass plaintiffs and the Receiver have no legal or factual basis and plans to vigorously contest the claims. Morningstar also intends to refile its affirmative claims against Stinson, Keystone, and LG at a later time consistent with the court's order. We cannot predict the outcome of the proceedings.

Business Logic Holding Corporation

In November 2009, Business Logic Holding Corporation filed a complaint in the Circuit Court of Cook County, Illinois against Ibbotson Associates, Inc. and Morningstar, Inc. relating to Ibbotson's prior commercial relationship with Business Logic. Business Logic is alleging breach of contract and trade secret misappropriation in connection with Ibbotson's development of a proprietary web-service software and user interface that connects plan participant data with the Ibbotson Wealth Forecasting Engine. Business Logic seeks, among other things, injunctive relief and unspecified damages. Ibbotson and Morningstar answered the complaint, and Ibbotson asserted a counterclaim against Business Logic alleging trade secret misappropriation and breach of contract, seeking damages and injunctive relief. While Morningstar and Ibbotson are vigorously contesting the claims against them, we cannot predict the outcome of the proceeding.

We have not provided an estimate of loss or range of loss in connection with the matters described above because no such estimate can reasonably be made.

Settled Matters

Egan-Jones Rating Co.

In June 2010, Egan-Jones Rating Co. filed a complaint in the Court of Common Pleas of Montgomery County, Pennsylvania against Realpoint, LLC (now known as Morningstar Credit Ratings, LLC) and Morningstar, Inc. in connection with a December 2007 agreement between Egan-Jones and Morningstar Credit Ratings for certain data-sharing and other services. In addition to damages, Egan-Jones filed a petition seeking an injunction to temporarily prevent Morningstar from offering corporate credit ratings through December 31, 2010. In September 2010, the court denied Egan-Jones's request for a preliminary injunction against Morningstar's corporate credit ratings business. In December 2012, Morningstar Credit Ratings, Morningstar, and Egan Jones entered into a settlement agreement resolving the litigation. All settlement terms are confidential.

Other Matters

In addition to these proceedings, we are involved in legal proceedings and litigation that have arisen in the normal course of our business. Although the outcome of a particular proceeding can never be predicted, we do not believe that the result of any of these other matters will have a material adverse effect on our business, operating results, or financial position.

17. Share Repurchase Program

In September 2010, the board of directors approved a share repurchase program that authorizes the repurchase of up to $100 million in shares of our outstanding common stock. In December 2011, the board approved an increase to the $100 million share repurchase program it announced in 2010. The board approval authorized the company to repurchase up to an additional $200 million in shares of our outstanding common stock. In December 2012, the board approval authorized the company to repurchase an additional $200 million, increasing the repurchase program from $300 million to $500 million. We may repurchase shares from time to time at prevailing market prices on the open market or in private transactions in amounts that we deem appropriate. As of December 31, 2012, we had repurchased a total of 5,056,595 shares for $300,936,000 under this authorization.

18. Subsequent Events

In February 2013, our board of directors declared a quarterly dividend of 12.5 cents per share. The dividend is payable on April 30, 2013 to shareholders of record as of April 12, 2013.

19. Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-2, *Comprehensive Income (Topic 220)*. The amended guidance requires us to show the effects of items reclassified out of each component of accumulated other comprehensive income to net income on the face of the financial statement where net income is presented. For Morningstar, the ASU No. 2013-2 is effective on January 1, 2013. We do not expect the provisions of ASU No. 2013-2 to have a material impact on our consolidated financial statements.

20. Selected Quarterly Financial Data (unaudited)

(in thousands except per share amounts)				2011				2012
	Q1	Q2	Q3	Q4	**Q1**	**Q2**	**Q3**	**Q4**
Revenue	$ 151,767	$ 161,011	$ 160,051	$ 158,571	**$ 160,759**	**$ 165,968**	**$ 160,952**	**$ 170,609**
Total operating expense (1)	119,958	122,404	126,187	124,436	**130,360**	**124,832**	**121,088**	**131,340**
Operating income	31,809	38,607	33,864	34,135	**30,399**	**41,136**	**39,864**	**39,269**
Non-operating income (expense), net	774	9	(579)	1,505	**659**	**995**	**1,880**	**(577)**
Income before income taxes and equity in net income of unconsolidated entities	32,583	38,616	33,285	35,640	**31,058**	**42,131**	**41,744**	**38,692**
Income tax expense	10,518	12,724	12,343	8,073	**11,511**	**14,744**	**15,186**	**11,437**
Equity in net income (loss) of unconsolidated entities	374	595	428	451	**566**	**497**	**478**	**486**
Consolidated net income from continuing operations	22,439	26,487	21,370	28,018	**20,113**	**27,884**	**27,036**	**27,741**
Gain on sale of discontinued operations, net of tax	—	—	—	—	**—**	**—**	**—**	**5,188**
Consolidated net income	22,439	26,487	21,370	28,018	**20,113**	**27,884**	**27,036**	**32,929**
Net (income) loss attributable to the noncontrolling interests	98	(2)	10	(63)	**24**	**4**	**34**	**55**
Net income attributable to Morningstar, Inc.	$ 22,537	$ 26,485	$ 21,380	$ 27,955	**$ 20,137**	**$ 27,888**	**$ 27,070**	**$ 32,984**
Net income per share attributable to Morningstar, Inc.								
Basic:								
Continuing operations	$ 0.45	$ 0.53	$ 0.42	$ 0.56	**$ 0.40**	**$ 0.57**	**$ 0.56**	**$ 0.59**
Discontinued operations	—	—	—	—	**—**	**—**	**—**	**0.11**
	$ 0.45	$ 0.53	$ 0.42	$ 0.56	**$ 0.40**	**$ 0.57**	**$ 0.56**	**$ 0.70**
Diluted:								
Continuing operations	$ 0.44	$ 0.52	$ 0.42	$ 0.55	**$ 0.40**	**$ 0.56**	**$ 0.56**	**$ 0.58**
Discontinued operations	—	—	—	—	**—**	**—**	**—**	**0.11**
	$ 0.44	$ 0.52	$ 0.42	$ 0.55	**$ 0.40**	**$ 0.56**	**$ 0.56**	**$ 0.69**
Dividends per common share:								
Dividends declared per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.10	**$ 0.10**	**$ 0.10**	**$ 0.10**	**$ 0.13**
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05	**$ 0.10**	**$ 0.10**	**$ 0.10**	**$ 0.23**
Weighted average shares outstanding:								
Basic	49,800	50,165	50,278	49,883	**49,938**	**49,195**	**47,975**	**46,913**
Diluted	50,953	51,142	51,123	50,732	**50,758**	**49,856**	**48,481**	**47,511**
(1) Includes stock-based compensation expense of:	$ 3,649	$ 3,843	$ 3,951	$ 3,860	**$ 3,866**	**$ 3,734**	**$ 3,994**	**$ 7,311**

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to reasonably assure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to reasonably assure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2012. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported as and when required and is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

We carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. KPMG LLP, our independent registered public accounting firm, has issued its report on the effectiveness of our internal control over financial reporting, which is included in Part II, Item 8 of this Form 10-K under the caption "Financial Statements and Supplementary Data" and incorporated herein by reference.

(c) Changes in Internal Controls Over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

There is no information that was required to be disclosed in a report on Form 8-K during the fourth quarter of the year covered by this Annual Report on Form 10-K that was not reported.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance

The information contained under the headings Proposal 1—Election of Directors, Board of Directors and Corporate Governance—Independent Directors, Board of Directors and Corporate Governance—Board Committees and Charters, and Section 16(a) Beneficial Ownership Reporting Compliance in the definitive proxy statement for our 2013 Annual Meeting of Shareholders (the Proxy Statement) and the information contained under the heading Executive Officers in Part I of this report is incorporated herein by reference in response to this item.

We have adopted a code of ethics, which is posted in the Investor Relations section of our website at *http://corporate.morningstar.com*. We intend to include on our website any amendments to, or waivers from, a provision of the code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, or controller that relates to any element of the code of ethics definition contained in Item 406(b) of SEC Regulation S-K. Shareholders may request a free copy of these documents by sending an e-mail to investors@morningstar.com.

Item 11. Executive Compensation

The information contained under the headings Board of Directors and Corporate Governance—Directors' Compensation, Compensation Discussion and Analysis, Compensation Committee Report, Compensation Committee Interlocks and Insider Participation, and Executive Compensation in the Proxy Statement is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the headings Security Ownership of Certain Beneficial Owners and Management and Equity Compensation Plan Information in the Proxy Statement is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained under the headings Certain Relationships and Related Party Transactions and Board of Directors and Corporate Governance—Independent Directors in the Proxy Statement is incorporated herein by reference in response to this item.

Item 14. Principal Accountant Fees and Services

The information contained under the headings Audit Committee Report and Principal Accounting Firm Fees in the Proxy Statement is incorporated herein by reference in response to this item.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)

1. Consolidated Financial Statements

The following documents are filed as part of this Annual Report on Form 10-K under Item 8—Financial Statements and Supplementary Data:

Report of KPMG LLP, Independent Registered Public Accounting Firm

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Financial Statements:

- Consolidated Statements of Income—Years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Comprehensive Income—Years ended December 31, 2012, 2011, and 2010
- Consolidated Balance Sheets—December 31, 2012 and 2011
- Consolidated Statements of Equity—Years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Cash Flows—Years ended December 31, 2012, 2011, and 2010
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

The report of KPMG LLP dated February 28, 2013 concerning the Financial Statement Schedule II, Morningstar, Inc., and subsidiaries Valuation and Qualifying Accounts, is included at the beginning of Part II, Item 8 of this Annual Report on Form 10-K for the years ended December 31, 2012 and December 31, 2011.

The report of Ernst & Young LLP dated February 28, 2011 concerning the Financial Statement Schedule II, Morningstar, Inc., and subsidiaries Valuation and Qualifying Accounts, is included at the beginning of Part II, Item 8 of this Annual Report on Form 10-K for the year ended December 31, 2010.

The following financial statement schedule is filed as part of this Annual Report on Form 10-K:

Schedule II: Valuation and Qualifying Accounts

All other schedules have been omitted as they are not required, not applicable, or the required information is otherwise included.

($000)	Balance at Beginning of Year	Charged (Credited) to Costs & Expenses	Additions (Deductions) Including Currency Translation	Balance at End of Year
Allowance for doubtful accounts:				
Year ended December 31,				
2012	**$ 835**	**$ 1,016**	**$ (1,282)**	**$ 569**
2011	1,056	1,237	(1,458)	835
2010	1,339	413	(696)	1,056

3. Exhibits

Exhibit	Description
3.1	Amended and Restated Articles of Incorporation of Morningstar are incorporated by reference to Exhibit 3.1 to our Registration Statement on Form S-1, as amended, Registration No. 333-115209 (the Registration Statement).
3.2	By-laws of Morningstar, as in effect on July 28, 2006, are incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K that we filed with the SEC on July 31, 2006.
4.1	Specimen Common Stock Certificate is incorporated by reference to Exhibit 4.1 to the Registration Statement.
10.1*	Form of Indemnification Agreement is incorporated by reference to Exhibit 10.1 to the Registration Statement.
10.2*	Morningstar Incentive Plan, as amended and restated effective January 1, 2009, is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K that we filed with the SEC on May 20, 2009.
10.3*	Morningstar 2004 Stock Incentive Plan, as amended and restated effective as of July 24, 2009, is incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
10.4*	Morningstar 2011 Stock Incentive Plan is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K that we filed with the SEC on May 18, 2011.
10.5*	Form of Morningstar 2004 Stock Incentive Plan Stock Option Agreement is incorporated by reference to Exhibit 10.5 to our Annual Report on Form 10-K for the year ended December 31, 2005.
10.6*	Form of Morningstar 2004 Stock Incentive Plan Restricted Stock Unit Award Agreement for awards made prior to November 15, 2007 is incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the March 2006 10-Q).
10.7*	Form of Morningstar 2004 Stock Incentive Plan Director Restricted Stock Unit Award Agreement for awards made prior to November 15, 2007 is incorporated by reference to Exhibit 10.2 to the March 2006 10-Q.
10.8*	Form of Morningstar 2004 Stock Incentive Plan Restricted Stock Unit Award Agreement for awards made on and after November 15, 2007 and prior to January 1, 2009 is incorporated by reference to Exhibit 10.8 to our Annual Report Form 10-K for the year ended December 31, 2007 (the 2007 10-K).

10.9* Form of Morningstar 2004 Stock Incentive Plan Restricted Stock Unit Award Agreement for awards made on and after January 1, 2009 is incorporated by reference to Exhibit 10.10 to our Annual Report on Form 10-K for the year ended December 31, 2008 (the 2008 10-K).

10.10* Form of Morningstar 2004 Stock Incentive Plan Stock Option Agreement for awards made on May 15, 2011 is incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the June 2011 10-Q).

10.11* Form of Morningstar 2004 Stock Incentive Plan Director Stock Option Agreement for awards made on May 15, 2011 is incorporated by reference to Exhibit 10.2 to the June 2011 10-Q.

10.12* Form of Morningstar 2004 Stock Incentive Plan Deferral Election Form is incorporated by reference to Exhibit 10.3 to the March 2006 10-Q.

10.13* Form of Morningstar 2004 Stock Incentive Plan Director Deferral Election Form is incorporated by reference to Exhibit 10.4 to the March 2006 10-Q.

10.14* Form of Morningstar 2011 Stock Incentive Plan Restricted Stock Unit Award Agreement is incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the September 2011 10-Q).

10.15* Form of Morningstar 2011 Stock Incentive Plan Director Restricted Stock Unit Award Agreement is incorporated by reference to Exhibit 10.1 to the September 2011 10-Q.

10.16* Form of Morningstar 2011 Stock Incentive Plan Stock Option Agreement is incorporate by reference to Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2011 (the 2011 10-K)

10.17* Form of Morningstar 2011 Stock Incentive Plan Director Stock Option Agreement is incorporated by reference to Exhibit 10.19 to the 2011 10-K.

10.18* Agreement dated as of February 18, 2010 between Tao Huang and Morningstar is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K that we filed with the SEC on February 18, 2010.

10.19* Separation Agreement dated as of November 10, 2010 between Morningstar Associates, Morningstar, and Patrick Reinkemeyer is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K that we filed with the SEC on November 10, 2010.

10.20* Separation Agreement dated as of January 27, 2011 between Morningstar and Tao Huang is incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K that we filed with the SEC on January 28, 2011.

21.1† Subsidiaries of Morningstar.

23.1† Consent of KPMG LLP.

23.2† Consent of Ernst & Young LLP.

31.1† Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.

31.2† Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.

32.1† Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2† Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101† The following financial information from Morningstar Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 28, 2013, formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statement of Equity, (v) Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.

* Management contract with a director or executive officer or a compensatory plan or arrangement in which directors or executive officers are eligible to participate.

† Filed herewith.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on February 28, 2013.

MORNINGSTAR, INC.
By: /s/ Joe Mansueto

Joe Mansueto
Title: Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joe Mansueto Joe Mansueto	Chairman of the Board and Chief Executive Officer (principal executive officer)	February 28, 2013
/s/ Scott Cooley Scott Cooley	Chief Financial Officer (principal accounting and financial officer)	February 28, 2013
/s/ Donald J. Phillips II Donald J. Phillips II	Director	February 28, 2013
/s/ Cheryl Francis Cheryl Francis	Director	February 28, 2013
/s/ Steven Kaplan Steven Kaplan	Director	February 28, 2013
/s/ Bill Lyons Bill Lyons	Director	February 28, 2013
/s/ Jack Noonan Jack Noonan	Director	February 28, 2013
/s/ Paul Sturm Paul Sturm	Director	February 28, 2013
/s/ Hugh Zentmyer Hugh Zentmyer	Director	February 28, 2013

Stock Price Performance Graph

The graph below shows a comparison of cumulative total return for our common stock, the Morningstar U.S. Market Index, and a group of peer companies, which are listed below the graph. The graph assumes an investment of $100 beginning on January 1, 2008, in our common stock, the Morningstar U.S. Market Index, and the peer group, including reinvestment of dividends. The returns shown are based on historical results and are not intended to suggest future performance.



$120
100
80
60
20
Morningstar, Inc.
Morningstar U.S. Market Index
Peer Group (1)

	2007 Dec. 31	2008 Dec. 31	2009 Dec. 31	2010 Dec. 31	2011 Dec. 31	**2012 Dec. 31**
— Morningstar, Inc.	$100.00	$45.66	$62.17	$68.33	$76.73	**$81.80**
— Morningstar U.S. Market Index	$100.00	$62.97	$80.88	$94.46	$95.96	**$111.57**
• • • Peer Group (1)	$100.00	$64.26	$82.42	$97.86	$89.69	**$109.54**

(1) Our peer group consists of the following companies: Advent Software, Inc., FactSet Research Systems Inc., Financial Engines, The McGraw-Hill Companies, Inc., Moody's Corporation, MSCI, SEI Investments Company, Thomson Reuters, and Value Line, Inc. In 2008, we removed Reuters Group PLC from our peer group because of its merger with Thomson, which was effective April 17, 2008. The graph above includes total return information for The Thomson Corporation prior to the merger date and Thomson Reuters beginning with the merger date. We also added Financial Engines and MSCI to the peer group with share price data beginning in March 2010 and November 2007, respectively.

Corporate Headquarters
Morningstar, Inc., 22 West Washington Street, Chicago, Illinois 60602, +1312 696-6000

Transfer Agent and Registrar
Computershare Investor Services LLC, 2 North LaSalle Street, Chicago, Illinois 60602, +1 866 303-0659 (toll free)

Ethics Hotline
Morningstar has established a confidential Ethics Hotline that anyone may use to report complaints or concerns about ethics violations, including accounting irregularities, financial misstatements, problems with internal accounting controls, or non-compliance with external rules and regulations.

The Morningstar Ethics Hotline is operated by Global Compliance, an independent company that is not affiliated with Morningstar. The hotline is available 24 hours a day, seven days a week.

Anyone may make a confidential, anonymous report by calling the hotline toll free at: +1 800 555-8316.

Annual Meeting
Morningstar's annual meeting of shareholders will be held at 9 a.m. on Tuesday, May 14, 2013 at our corporate headquarters, 22 West Washington Street, Chicago, Illinois 60622.

Investor Questions
We encourage all interested parties—including securities analysts, potential shareholders, and others—to submit questions to us in writing. We publish responses to these questions on our website and in Form 8-Ks furnished to the SEC, generally on the first Friday of every month. If you have a question about our business, please send it to *investors@morningstar.com*.

Board of Directors

●■ Cheryl Francis
Co-Chairman, Corporate Leadership Center

▲■ Steve Kaplan
Neubauer Family Professor of Entrepreneurship and Finance, University of Chicago Booth School of Business

▲■ William Lyons
Former President and Chief Executive Officer, American Century Companies, Inc.

Joe Mansueto
Chairman and Chief Executive Officer, Morningstar, Inc.

●■ Jack Noonan
Former Chairman, President and Chief Executive Officer, SPSS Inc.

Don Phillips
President, Fund Research and Managing Director

▲● Paul Sturm
Private Investor

▲● Hugh Zentmyer
Former Executive Vice President, Illinois Tool Works Inc.

● Member of audit committee
■ Member of compensation committee
▲ Member of nominating/governance committee

Executive Officers

Chris Boruff
President, Software Division

Scott Cooley
Chief Financial Officer

Bevin Desmond
President, International Operations and Global Human Resources

Catherine Gillis Odelbo
Executive Vice President, Corporate Strategy and Partnerships

Greg Goff
Chief Technology Officer

Thomas Idzorek
President, Investment Management Division

Kunal Kapoor
President, Data Division

Joe Mansueto
Chairman and Chief Executive Officer

Don Phillips
President, Investment Research Division and Managing Director

Richard E. Robbins
General Counsel and Corporate Secretary

James Tanner
Head of Global Business Development and Sales

David W. Williams
Managing Director, Design





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